03045373

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hopewell Holdings Ltd

*CURRENT ADDRESS 64th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FILE NO. 82- 1547 FISCAL YEAR 6/30/03

* Complete for initial submissions only ** Please note name and address changes

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DAT : 12/30/03



HOPEWELL HOLDINGS LIMITED

Annual Report 2001

合和實業有限公司

二零零一年年報

Established in 1972, Hopewell Holdings Limited has a strong business base in Hong Kong and the PRC.

Our portfolio ranges from infrastructure investments, property holdings, hotel and food operations, to construction projects.

Our on-going development plans are underpinned by solid financial planning and the close integration between Hong Kong and the PRC.

Entering into the 30th year, we are dedicated to consolidate our business lines, strengthen financial base and pursue high quality projects.

Contents

The Group	
Financial Highlights	2
5 Year Financial Summary	3
Chairman's Statement	4
Operations Review	10
Infrastructure	12
Property	22
Hospitality	24
Construction and Engineering	26
Financial Review	28
Report of the Directors	30
Practice Note 19 of the Listing Rules	39
Corporate Information	40
Financial Report	41
Report of the Auditors	42
Consolidated Income Statement	43
Consolidated Balance Sheet	44
Company Balance Sheet	46
Consolidated Statement of Recognised Gains and Losses	47
Consolidated Cash Flow Statement	48
Notes to the Financial Statements	50
List of Major Properties	80

Financial Highlights

Turnover by activity



3%
21%
30%
30%
16%

Total=HK$1,750M

- Property rental, agency & management
- Infrastructure projects
- Hotel & food operations
- Construction & project management
- Treasury operations & others

Turnover by country



35%
65%

- Hong Kong
- Other regions in the PRC

Earnings before interest and tax



3%
24%
73%

Total=HK$1,011M

- Property rental, agency & management
- Infrastructure projects
- Hotel & food operations, construction & project management, treasury operations & others

Profit Attributable to Shareholders



(HK$m)
350
300
250
200
150
100
50
169
306
2000
2001

Shareholders' Equity



(HK$m)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
13,643
13,878
2000
2001

Net Assets Value Per Share



(HK$)
16
14
12
10
8
6
4
2
15.57
15.84
2000
2001

Net Debt versus Equity



(HK$m)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
13,643
10,197
13,878
7,845
2000
2001

Net Debt　Equity

Net Debt versus Total Capitalization



(HK$m)
28,000
24,000
20,000
16,000
12,000
8,000
4,000
24,289
10,197
22,306
7,845
2000
2001

Net Debt　Total Capitalization

5 Year Financial Summary

Consolidated Results

	Year ended 30th June,				
	1997 HK$ m	1998 HK$ m	1999 HK$ m	2000 HK$ m	2001 HK$ m
Turnover	2,850	1,476	1,348	1,572	1,750
Profit (loss) from ordinary activities before taxation	(1,088)	(2,839)	189	195	336
Taxation	(155)	(49)	(32)	(20)	(27)
Profit (loss) before minority interests	(1,243)	(2,888)	157	175	309
Minority interests	(394)	(1)	(3)	(6)	(3)
Profit (loss) attributable to shareholders	**(1,637)**	**(2,889)**	**154**	**169**	**306**

Consolidated Assets and Liabilities

	As at 30th June,				
	1997 HK$ m	1998 HK$ m	1999 HK$ m	2000 HK$ m	2001 HK$ m
Investment properties	11,963	8,957	7,222	6,358	6,385
Property, plant and equipment	648	1,169	1,185	1,154	1,119
Properties for or under development	789	834	864	935	662
Interests in jointly controlled entities	16,820	16,632	16,194	15,680	14,569
Other non-current assets	3,458	750	611	615	584
Current assets	2,272	2,908	1,863	2,067	875
Current liabilities	(7,346)	(4,745)	(3,836)	(3,563)	(2,293)
Non-current liabilities	(6,605)	(10,507)	(9,652)	(9,593)	(8,010)
Minority interests	(2)	(1)	(5)	(10)	(13)
Net assets	**21,997**	**15,997**	**14,446**	**13,643**	**13,878**

Note: The consolidated results for the years ended 30th June, 1997 and 1998 and the consolidated assets as at those dates have been restated following the adoption of Statements of Standard Accounting Practice No. 1 (Revised) and No. 24 issued by the Hong Kong Society of Accountants.

Chairman's Statement





"We are working towards a stronger financial position, a solid profit base and a better return to shareholders."

Consolidated Results

I am pleased to report that the Group's businesses continued to improve steadily during the year ended 30th June, 2001 with earnings before interest and tax increasing by 19% to HK$1,011 million. Net profit increased over the previous year by 80% to HK$306 million and earnings per share was HK34.9 cents.

Dividend

The Board of Directors has decided to recommend the payment of a final dividend of HK7 cents per share for the year ended 30th June, 2001 (2000: HK6 cents per share). Together with the interim dividend of HK5 cents per share paid on 10th May, 2001, total dividends for the year ended 30th June, 2001 will amount to HK12 cents (2000: HK11 cents) per share, an increase of 9% over that of the previous year. Subject to the approval of shareholders at the Annual General Meeting to be held on 31st October, 2001, the final dividend will be paid on or about 7th November, 2001 to shareholders as registered at the close of business on 31st October, 2001.

Finance

In the year under review, the Group's financial situation further strengthened. Stable cash flow and sufficient liquidity enabled the Group to better manage its financial activities.

During the year, the Group repaid the non-recourse Guangzhou-Shenzhen Superhighway syndicated bank loan, which was replaced by a 10-year loan of US$300 million arranged between the joint venture company and a PRC bank. In addition, a syndicated bank loan of HK$1,380 million was refinanced at a lower interest cost and the maturity date extended to 2007.

As at 30th June, 2001, consolidated net debt amounted to HK$7,845 million and shareholders' equity reached HK$13,878 million, resulting in a gearing ratio of 57%, down from last year's 75%. The decrease is a reflection of the Group's efforts to maintain its leverage at an optimum level.

The Group will continue to ensure that all existing and future investments will be financed at the lowest cost possible to ensure a stronger financial base and a better return on equity.

Market and Business Review

In the year under review, aspirations for continued growth in the New Economy vanished and the U.S. economy showed signs of weakness. The pace of economic recovery in Hong Kong and other Asian countries was slower than anticipated, reflecting a difficult operating environment. However, working from a sound business foundation, the Group continued to strengthen its core business activities and improve its financial situation. As a result, the recurring operation of the core businesses recorded growth and contributed to the profits of the Group.

INFRASTRUCTURE

The infrastructure business achieved the strongest performance among the four core businesses. Earnings before interest and tax reached HK$736 million, an increase of 19% as compared to the previous year. The Group participates primarily in the toll road investment projects in the Pearl River Delta Region of Guangdong Province. With GDP growth of 10.5% in 2000, Guangdong Province maintained its status as one of the fastest growing provinces in the mainland, with the Pearl River Delta Region continuing to develop rapidly. Guangdong Province has a well-developed road system. Ownership of passenger and goods vehicles grew by 20% in 2000. The Group's operating toll roads are all principal routes connecting major cities. Together with other highways in the Region, they form a comprehensive highway network that will experience continued steady traffic growth.

In the year under review, the Guangzhou-Shenzhen Superhighway recorded double digit growth in traffic volume and toll revenue of 13% and 10%, respectively. The Shunde Roads registered traffic growth of 5%. The Shunde 105 Road recorded an increase in traffic of 21% following the full operation of the main alignment in October 2000. The Guangzhou East-South-West Ring Road commenced full operation in June 2000, and traffic is expected to further increase after the completion of other connecting roads.

PROPERTY

Sub-sectors of the office market performed differently because of the changing economic environment. Fewer new office completions placed a premium on those properties located in the core business districts on Hong Kong Island as these areas are the preferred locations for multi-national enterprises, financial institutions, telecommunication firms and trading companies. As a result, occupancy rates remained high in these areas. Hopewell Centre, the Group's flagship property, maintained an average occupancy rate of 94% and contributed an important portion to the Group's recurring income. The rental situation is expected to improve when the local economy strengthens.

The Hongkong International Trade and Exhibition Centre ("HITEC") at Kowloon Bay also recorded a steady occupancy rate. Earlier, the Group received initial approval from the Town Planning Board to ease certain restrictions on the operations of HITEC by permitting commercial usage. In line with the Government's development plan in southeast Kowloon, the expansion of HITEC activities can complement the district's commercial growth.

HOSPITALITY

The tourism industry experienced significant recovery during the year with visitor arrivals exceeding 13.06 million, surpassing the record of 12.97 million set in 1996. This signalled a definite improvement in the tourism industry which had a positive impact on the hotel industry. The Group's hospitality business moved from a loss to a profit-making situation during the year with earnings before interest and tax increasing to HK$33 million. Both the Panda Hotel in Hong Kong and the China Hotel in Guangzhou experienced satisfactory occupancy rates and generated steady recurring income. Our food and beverage business also saw substantial improvement due to effective cost control. All catering outlets will continue to operate in line with market needs to further improve operating profits.

CONSTRUCTION AND ENGINEERING

The slow local economy resulted in decreased demand for new construction projects, leaving this market very depressed. In 2000, total completed construction projects by major contractors were lower by 4% compared to the previous year, while completion of private construction projects fell by 10%. This reflected a change in market domination by private construction projects. In recent years, however, the Group bid primarily for Government projects which generate a steady source of income. The Group is also actively pursuing the 'slip-climbform' building method, an environmental-friendly system designed to enhance the quality of building works.

OTHER DEVELOPMENTS

The Group continued to negotiate with the governments of Thailand and Indonesia over the Bangkok Elevated Road and Train System and the Tanjung Jati B Power Plant project, respectively, its two investment projects in Southeast Asia. The Group will continue to work in the best interests of its shareholders in moving towards a beneficial settlement.

Prospects

The decline in interest rates since the beginning of 2001 due to the U.S. economic slowdown enabled the Group to embark on a refinancing program that greatly strengthened its financial base. Looking ahead, the Group expects its financial foundation to grow stronger as it continues to exercise stringent cost control. By reaping the benefits of a steady improvement in business, better credit terms can be achieved. In the long term, the Group will continue to maintain a steady cash flow, minimize borrowing levels, strengthen capital liquidity, consolidate profit base and increase the returns to shareholders.

During the year under review, the recurring operation of the Group's core businesses – infrastructure, property, hospitality and construction – recorded an operating profit, and the result of business consolidation provided the Group with a solid basis for profit growth. The global economy is expected to face great challenges in light of the slowing U.S. economy. Therefore, the Group will maintain its focus on strengthening its core businesses. China's entry into the World Trade Organization ("WTO") and the subsequent increased trade and business activities will possibly create more opportunities in the infrastructure sector. The Group will continue to minimize and adjust operating costs in line with the economic environment and market conditions to enhance shareholder value.

Commercial ties between the mainland and Hong Kong will become even stronger as import and export trade activities expand when China is admitted to the WTO. A comprehensive road transportation system linking Hong Kong to the mainland is a vital element in this development. In line with this, the Group is investigating the construction of a bridge linking Guangdong, Hong Kong and Macau. The Group is also actively evaluating planning alternatives for its property development projects and will formulate appropriate strategy in accordance with the latest market situation.

Personnel

The Group has appointed Mr. Carmelo Ka Sze LEE as an independent non-executive director and Mr. Thomas Jefferson WU as an executive director with effect from 21st March and 15th June, 2001 respectively.

Acknowledgement

I would like to express my gratitude to the Board of Directors and all the staff of the Group for their support and effort over the year. Their efforts are invaluable as we move forward to assure a prosperous future for the Group.

Sir Gordon Ying Sheung WU, KCMG, FICE
Chairman and Managing Director

Hong Kong, 18th September, 2001






Operations Review





Construction and Engineering





Property






INFRASTRUCTURE

The Group has participated in the investment of five toll road projects with a total length of 360km, all of which are located in the Pearl River Delta Region of Guangdong Province. Four toll road projects are in operation while the Guangzhou-Zhuhai Superhighway is in the planning stage. All of them are co-operative joint ventures between the Group and PRC partners.

The performance of the economic development of Guangdong Province is satisfactory, with increasing business and trade activities as well as a well-developed transportation infrastructure. The Group recorded strong growth in infrastructure business during the year under review. The average daily combined traffic flow of the Group's toll roads reached 337,000 vehicles, an increase of 13% as compared to the previous year. Profit from infrastructure business, mainly includes interest income and share of results from the joint ventures, accounted for 73% of the Group's earnings before interest and tax.



Ya Ji Sha Bridge, the main bridge of the ESW Ring Road



Shunde Interchange of the Shunde Roads



Huanggang toll station of the GS Superhighway



The Tongle Inspection Station at the GS Superhighway



Traffic control station

Combined Results for PRC Joint Ventures in Operation

	2001 RMB 'm
Toll Revenue	2,388
Earnings before interest and tax	1,762
Interest expenses	(1,426)
Tax	–
Net Profit	336

Note: (1) The combined joint venture results were not consolidated in the Group's financial statement according to HKSSAPs.

(2) Included in the Group's consolidated income statement are the interest income from the joint ventures and share of profits reported on equity basis, totalling HK$765 million. Toll revenue of the joint ventures was not consolidated in the Group's turnover.

Guangzhou-Shenzhen Superhighway (GS Superhighway)

Project Summary

LOCATION	Guangzhou to Shenzhen, Guangdong, PRC
LENGTH	122.8km
LANE	Dual three-lane
CLASS	Superhighway
JV CONTRACTUAL OPERATION PERIOD	Jul 1997 - Jun 2027
PROFIT SHARING RATIO	Year 1-10: 50% Year 11-20: 48% Year 21-30: 45%

The Guangzhou-Shenzhen Superhighway is the principal transport route linking Hong Kong, Shenzhen, Dongguan and Guangzhou. In the year under review, the average daily traffic flow grew by 13% to 108,000 vehicles and the toll revenue increased by 10% to reach RMB1,767 million.

Guangzhou-Shenzhen Superhighway (GS Superhighway) (Continued)



Toll revenue
Guangzhou-Shenzhen Superhighway
(RMBm)
2,100
1,800
1,500
1,200
900
600
300
1,614
1,767
2000
2001



Average daily traffic
Guangzhou-Shenzhen Superhighway
110,000
100,000
90,000
80,000
70,000
60,000
50,000
95,400
108,000
2000
2001

Following the completion of the new connecting roads, such as Second Northern Ring Road in Guangzhou, Ke Ji Da Dao in Dongguan and Baoan Interchange and related linking roads in Shenzhen in 2001, the connections between the GS Superhighway and other local road systems in the region will be further improved and the traffic volume of the GS Superhighway is expected to increase accordingly.

To cope with the increasing traffic volume and to enhance operational efficiency, a series of improvements was implemented by the joint venture company. These included the expansion of the toll plazas at busy interchanges and the installation of additional closed circuit television cameras to improve traffic surveillance. Two additional new filling stations have been set up along the Superhighway to enhance the auxiliary facilities. In addition, the joint venture company has commenced an upgrading of the existing magnetic card-based toll collection system to permit the use of integrated circuit cards (IC card) to strengthen the reliability of the toll collection system. To further improve management quality, the joint venture company is planning to adopt ISO 9000 international management standards.

In January 2001, the Group repaid the non-recourse Guangzhou-Shenzhen Superhighway syndicated bank loan, which was replaced by a 10-year loan of US$300 million arranged between the joint venture company and a PRC bank. The repayment released the Group from the syndicated bank loan liability, thus greatly improving the Group's cash flow and debt ratio.



高速公路三億美元項目貸款

Signing ceremony of the GS Superhighway project loan

Shunde Roads

Project Summary

LOCATION	Shunde, Guangdong, PRC
LENGTH	102.4km
LANE	Dual three-lane
CLASS	Class 1 Highway
JV CONTRACTUAL OPERATION PERIOD	Aug 1996 – Aug 2026
PROFIT SHARING RATIO	25%

The Shunde Roads, a system of four interconnecting highways and eight main bridges, form the core road network in Shunde Municipality and provide vital access to the neighbouring municipalities.

During the year, the average daily traffic flow of Shunde Roads reached 99,800 vehicles, a 5% increase as compared to the previous fiscal year, and the toll revenue increased by 2%. When the Guangzhou-Zhuhai Superhighway is constructed and connected to the Bigui section of the Shunde Roads, traffic is expected to increase substantially.

To rationalize the investment in Shunde Municipality, the Group sold 25% interest in the Shunde joint venture company to its PRC partner with the transaction completed in December 2000. The Group received total proceeds of HK$662 million in fiscal years 2000 and 2001 resulting in recouping of operating loss of HK$382 million. Although the interest of the Group in this project decreased from 50% to 25%, its management control in the joint venture company remains unchanged.

Average daily traffic



Shunde Roads
100,000
95,000
90,000
85,000
80,000
75,000
70,000
95,300
99,800
2000
2001



Shunde Interchange of the Shunde Roads

Shunde 105 Road

Project Summary

LOCATION	Shunde, Guangdong, PRC
LENGTH	40km
LANE	Dual three-lane
CLASS	Class 1 Highway
JV CONTRACTUAL OPERATION PERIOD	Jan 2001 – Dec 2026
PROFIT SHARING RATIO	30%

The Shunde 105 Road project involves widening and upgrading a section of the existing National Highway 105 in Shunde. Phase I and Phase II of the project, including the upgrading of 32km of the main alignment and the widening of the two main bridges, Sanhonqi Bridge and Rongqi Bridge, have been completed.

Average daily traffic


Shunde 105 Road
100,000
90,000
80,000
70,000
60,000
50,000
40,000
79,500
96,300
2000
2001

The Shunde 105 Road is equipped with computerized toll collection and traffic surveillance systems. Since the main alignment became fully operational in October 2000, the Shunde 105 Road recorded substantial growth in both traffic volume and revenue with the average daily traffic flow growing by 21% to 96,300 vehicles and toll revenue increasing by 18%.



Shunde 105 Road

Guangzhou East-South-West Ring Road (ESW Ring Road)

Project Summary

LOCATION	Guangzhou, Guangdong, PRC
LENGTH	38km
LANE	Dual three-lane
CLASS	Superhighway
JV CONTRACTUAL OPERATION PERIOD	Jan 2002 - Dec 2031
PROFIT SHARING RATIO	Year 1-10: 45.0% Year 11-20: 37.5% Year 21-30: 32.5%

The ESW Ring Road constitutes the main segment of the completed ring of the expressway surrounding the downtown of Guangzhou. It became fully operational with the completion of the Ya Ji Sha Bridge in June 2000, a year ahead of schedule.

The ESW Ring Road had its first year of full operation in fiscal 2001 with the average daily traffic of 33,000 vehicles. More access roads in Guangzhou are being constructed which will connect to the ESW Ring Road in stages. Two new main superhighways connecting to the ESW Ring Road, the Guangzhou-Zhuhai Superhighway connecting to the Hainan Interchange, and the Guangzhou-Zhuhai East Expressway connecting to the Xinzhou Interchange, will be progressively constructed and completed in the coming years. A comprehensive traffic network will be established when these connecting roads are constructed, and the traffic volume of the ESW Ring Road will experience significant growth.

The ESW Ring Road is equipped with computerized toll collection and traffic surveillance systems that ensure operational quality and efficiency.

Average daily traffic



ESW Ring Road
40,000
35,000
30,000
25,000
20,000
15,000
10,000
27,900
33,000
2000
2001



Ya Ji Sha Bridge

Guangzhou-Zhuhai Superhighway

Guangzhou-Zhuhai Superhighway starts from the Hainan Interchange of the ESW Ring Road, passing through Guangzhou, Nanhai, Shunde and Zhongshan, then meets National Highway 105 at Shalong of Zhongshan to reach Zhuhai. It connects the ESW Ring Road, the Shunde Roads and the Shunde 105 Road to form a major transport route in the western part of the Pearl River Delta Region.

The project will be constructed in three phases. Phase I is a 15km highway running from Hainan Interchange to the Bigui section of the Shunde Roads. Approval on the construction of Phase I of the project has been obtained from the relevant government authorities. The estimated project cost for Phase I is RMB 1.68 billion, which will be largely funded by RMB project financing and the remainder by shareholder equity. The Group owns 50% of share interest in the project and plans to inject less than RMB 200 million capital into the project within the next two years. Currently, land acquisition, project design and pre-tendering work are being undertaken.

Luo Xi Second Bridge, Guangzhou

The Group cancelled its investment plan in Luo Xi Second Bridge project as the relevant government authority of Guangdong Province decided to change the project to a non-commercial project, that is, toll collection to be discontinued once the investment cost and interest of the project have been repaid. The Group had made no capital investment in this project.


Xun Feng Zhou
Guangdan
Luogang
Guangzhou
Huangcun
Xintang
Huangqi
Dongpu
Sanjiao
Xinzhou
Machong
Zengjiao
Luntou
Tuhua
Hainan
Wangniudun
Shizhou
Daojiao
Dongguan
LEGEND:
GS Superhighway 122.8km
ESW Ring Road 38km
GZ Superhighway 58km
Shunde 105 Road 32.1km
Shunde Roads 102.4km
Toll Plaza
Bijiang
Liangcun
Houjie
Sanhongqi
Xihai
Xianting
Shunde Interchange
Sanzhou
Baizhang
Ronggi
Desheng
Qijiao
Shenzhen
Nantou
Futian
Hong Kong

Hopewell's Transport Infrastructure Projects


Tongjiang
Urumqi
Shenyang
Huhehaote
Beijing
Tianjin
Dalian
Yinchuan
Taiyuan
Shijiazh
Xining
Lanzhou
Zhengzhou
Xian
Nanjing
Heifei
Shanghai
Lhasa
Chengdu
Chongqing
Wuhan
Hangzhou
Nanchang
Changsha
Guiyang
Fuzhou
Kunming
Guangzhou
Nanning
Hong Kong
Macau
Haikou

Major Highways in the PRC


Guangzhou
Zhaoqing
Foshan
Panyu
Shunde
Heshan
Jiangmen
Xinhui
Zhongshan
Kaiping
Doumen
Enping

Transport Infrastructure Network of Hopewell



Huizhou
Dongguan
Huiyang
Baoan
Shenzhen
Yantian
Hong Kong
Zhuhai
Macau
LEGEND:
Hopewell's Superhighways or Class I Highways
Superhighways
National Roads

in Guangdong Province, PRC



Entrance of Hopewell Centre

PROPERTY

The Group's property portfolio is mainly composed of commercial and residential premises in Hong Kong. These consist of more than 3.14 million square feet of gross floor area and another 80,000 square feet site area of land reserve. Property business contributed 24% of the Group's earnings before interest and tax, representing a stable source of cash income.

Hopewell Centre



Nightview of Hopewell Centre

Affected by the weakening local economy, the rental market for office space generally remained lackluster during the year. Overall office completions declined significantly to about one-fifth of that in 1999, thus reducing market supply which helped to boost the overall occupancy rate. Demand for commercial space in the core districts on Hong Kong Island was particularly strong. The average occupancy rate of Hopewell Centre was 94% and retail shops were fully let, although the weak business climate led to a decline in rental rates and rental revenue of the building decreased by 1% in the year. Major tenants of Hopewell Centre include construction companies, electronic trading companies, information technology firms, government departments and a supermarket.



Main lobby of Hopewell Centre

Hongkong International Trade and Exhibition Centre (HITEC)

Located in Kowloon Bay, the Hongkong International Trade and Exhibition Centre recorded an average occupancy rate of 63%, an increase of 6% over the comparable period the year earlier. Equipped with advanced convention facilities, HITEC is an ideal venue for trade exhibitions.

To diversify the development of HITEC, the Group decided to incorporate commercial uses into the Centre. Initial approval for the conversion application was obtained from the Town Planning Board in June 2001.

Nova Taipa Gardens

Nova Taipa Gardens is a residential property project on Macau's Taipa Island. The property market in Macau has remained stagnant since the Asian economic crisis in 1997 and overall investment sentiment remained gloomy which led to a decline in property price. However, more than 100,000 square feet of residential units of Phase 1C were sold, matching the previous year's sales performance. More effective marketing strategies are under planning to boost sales performance. The more stable social climate in Macau following the handover to China has had a positive effect on investment mood.

Huanggang Service Area

The Group reached a consensus with the PRC partner to end the joint venture relationship involving the development of the Huanggang Service Area. A preliminary agreement has been signed and the termination will be effective following the approval of the relevant government authorities.



A grand hall of HITEC


Hong Kong rental property
Earnings before interest and tax
(HK$m)
250
200
150
100
50
227
38
139
239
39
129
2000
2001
Hopewell Centre
HITEC
Others


Average occupancy rate of Hopewell Centre and HITEC
%
100
90
80
70
60
50
40
57%
81%
63%
94%
2000
2001
HITEC
HOPEWELL CENTRE

HOSPITALITY

The Hong Kong tourism industry performed well with a total of 13.06 million visitors arriving in 2000, beating the record set in 1996. The local hotel industry benefited from this development as the Group's hotel operation and management activities experienced a business turnaround and accounted for 3% of the overall earnings before interest and tax.



Presidential suite at Panda Hotel



A view of the room floor in Panda Hotel

Panda Hotel

During the year under review, the operation of Panda Hotel experienced a business turnaround and realized a profit as the average occupancy rate rose 6% to reach 73% and average room rate increased by 8%.

Mainland visitors made up the majority of hotel guests. In addition to tourists, corporate and long-staying guests also contributed to the steady flow of guest arrivals.

During the year, Panda Hotel strengthened its promotion schemes involving attractive rental packages and special offerings. More effort will be spent on targeting travellers from overseas markets. To improve competitiveness, the Hotel is maintaining a programme of on-going refurbishment and room renovation in line with the operating situation.

China Hotel

In Guangzhou, China Hotel recorded satisfactory performance with the average room occupancy reaching 67% and room rates comparable to the previous year. Most of the guests were from mainland China and other Asian countries. Located in the commercial district, China Hotel is a popular choice to business travellers.

Grand Hotel Excelsior

Structural work of the Grand Hotel Excelsior in Malta entered the final stage. Having reassessed this investment, the Group decided to revise the original plan and had an intention to dispose the investment. Accordingly, provision of HK$290 million has been made in the fiscal year.

Food and Beverage

The Group has been adopting stringent cost control strategy for its food and beverage business. While the operating environment was very difficult due to weak local demand, the Group's food and beverage business still managed to break even. Also during the year, the Group's Hopewell City Restaurant ceased operation in September 2000.

Hospitality
Earnings before interest and tax


(HK$m)
35
30
25
20
15
10
5
33
(2)
2000
2001
Panda Hotel
Catering/ Food
Others

Average occupancy of Panda Hotel


%
80
60
40
20
67%
73%
2000
2001

CONSTRUCTION AND ENGINEERING

The two government schools in Siu Sai Wan and Fanling were completed in August and October 2000, respectively, whereas the St. Teresa Hospital Extension was completed in August 2001. The Group continued to be awarded several new construction contracts totalling HK$382 million during the year for government schools located in Lai Chi Kok, Shamshuipo, Kwai Chung and Tai Po. Construction began by the end of 2000 and is scheduled to be completed by July 2002.



St. Teresa Hospital Extension

The Group has been actively pursuing a new environmental-friendly concept in its construction projects. Following the successful use of the 'slip-climbform' building method in a Shatin Government office block, the Group was awarded another sub-contract for a 28-storey luxury residential apartment in Hong Kong's mid-levels, and work began in April 2001. The 'slip-climbform' method ensures good construction quality and complies with the Government's encouragement of adopting environmental-friendly construction technique. The method is widely applicable in various types of building structures and configurations.



Construction of a residential project in the mid-levels

In order to focus on its core businesses, the Group disposed of its loss-making Hungarian management consultancy firm during the year.



A site view of the 'slip-climbform' construction method

Other Developments

Bangkok Elevated Road and Train System, Thailand

The Group continued discussions with the Thai Government over the Bangkok Elevated Road and Train System in an effort to reach an amicable resolution.

Tanjung Jati B Power Station, Indonesia

Negotiations continued with the Indonesian state-owned electricity company, PT. PLN (Persero), on the compensation for the Tanjung Jati B Power Station with both sides hoping to reach consensus in the reasonably near future.

Group Results

For the year ended 30th June, 2001, Group turnover by activities and their respective earnings before interest and tax are reported as follows:–

	Turnover		Earnings before interest and tax	
	2001	2000	2001	2000
	HK$m	HK$m	HK$m	HK$m
Property rental, agency and management	370	361	239	227
Infrastructure projects	531	444	736	617
Hotel and food operations	276	293	33	(2)
Construction and project management	518	406	9	(19)
Treasury operations and others	55	68	44	83
	1,750	1,572	1,061	906
Administrative expenses			(50)	(55)
Earnings before interest and tax (recurring)			1,011	851

Note: Earnings before interest & tax (recurring) is the sum of profit from operations before impairment loss (HK$786 million) and share of results of jointly controlled entities & associates (HK$225 million).

Group turnover for the financial year was HK$1,750 million, an increase of 11%. Property, construction, and infrastructure businesses reported increases in revenue while closure of Hopewell City Restaurant in September 2000 reduced the revenue of the overall hotel and food operations. Treasury revenue decreased mainly due to lower interest income received. During the year, turnover of infrastructure business mainly included financial income received or receivable from the joint ventures.

Group earnings before interest and tax from recurring operating activities increased by 19% to HK$1,011 million from HK$851 million of the last financial year, mainly attributable to the growth of infrastructure and improved operating results from hotel and construction businesses.

The Group reported a net profit of HK$306 million, up 80% as compared with HK$169 million in the last financial year. Infrastructure business contributed the majority of the increase in profit with its financial income, share of net profits from joint ventures in China, and profit on disposal of 25% interest in Shunde Roads joint venture.

Liquidity and Financial Resources

The Group continued to adopt prudent treasury policies in managing its cash resources as well as bank borrowings. With solid recurring cash flow from operations, and existing cash and bank facilities, the Group has adequate financial resources to fund its investment projects.

Maturity profile of the Group's gross borrowings at the end of the financial year is shown as follows:-



%
100
80
60
40
20
13
19
29
39
7
5
40
48
2000
2001
within 1 year
1-2 years
2-5 years
>5 years

During the financial year, the Group repaid the non-recourse Guangzhou-Shenzhen Superhighway syndicated bank loan of US$300 million, which was taken up by the joint venture itself with a 10-year bank loan. A syndicated bank loan of HK$1,380 million was refinanced at a lower interest rate and its maturity date extended to 2007. The Group will continue to ensure all activities are financed at the most advantageous terms.

The majority of the Group's borrowings has been used to make loans to co-operative joint ventures. Against the total net debt of HK$7,845 million (30th June, 2000: HK$10,197 million), the Group advanced HK$8,087 million (30th June, 2000: HK$10,233 million) as loans to the joint ventures, which more than offset the Group's borrowings. Interest expenses on the borrowings were substantially covered by interest income from joint ventures.

The Group's capitalization structure (comprising shareholders' equity and borrowings) is set out as follows:

	As at 30th June	
	2001 HK$m	2000 HK$m
Equity	13,878	13,643
Total net debt	7,845	10,197
Total capitalization	22,306	24,289
Total net debt vs total capitalization	35%	42%
Total net debt vs equity	57%	75%

The US Dollar denominated unsecured notes of HK$4,630 million (before deducting the notes repurchased by the Group during the year), consisting of US$200 million notes maturing in 2004 and US$393.6 million notes maturing in 2007, bear the fixed interest rate of $9^{7}/_{8}$% per annum and $10^{1}/_{4}$% per annum respectively. The Group's remaining borrowings carry interests at floating rates and their majority are denominated either in US Dollars or Hong Kong Dollars.

Report of the Directors

2001

The directors have pleasure in presenting their annual report on the affairs of the Company and the Group together with the audited financial statements for the year ended 30th June, 2001.

Principal Activities

The principal activity of the Company is investment holding and its subsidiaries are active in the field of property development and investments, hotel operation and management, investment in infrastructure projects, civil and building construction and project management, real estate and management and treasury investment.

Results

The results of the Group for the year ended 30th June, 2001 are set out in the consolidated income statement on page 43.

Dividends

The directors recommend the payment of a final dividend of HK7 cents (2000: HK6 cents) per share, which together with the interim dividend of HK5 cents (2000: HK5 cents) per share paid on 10th May, 2001, represents a total dividend distribution of HK$105 million for the year ended 30th June, 2001 (2000: HK$96 million). The dividend proposed has been incorporated in the financial statements.

Major Projects and Events

Details regarding major projects undertaken by the Group and events that have taken place during the year under review are incorporated under the section "Operations Review" as set out on pages 10 to 27.

Borrowings and Interest Capitalized

Bank loans, overdrafts and other borrowings repayable within one year or on demand are classified in the financial statements as current liabilities. Particulars of long-term borrowings outstanding at the end of the year are set out in note 26 to the financial statements. Interest capitalized by the Group during the year amounted to approximately HK$27 million.

Share Capital

Particulars of share capital of the Company during the year are set out in note 24 to the financial statements.

Reserves

Movements in reserves during the year are set out in note 25 to the financial statements.

Donations

Donations made by the Group during the year for charitable and other purposes amounted to HK$7,800.

Fixed Assets

Movements in investment properties and property, plant and equipment during the year are set out in notes 12 and 13 to the financial statements respectively.

Particulars regarding the major properties and property interests of the Group are shown on page 80.

Major Customers and Suppliers

During the year, the turnover attributable to the Group's five largest customers combined was about 45% of the Group's turnover and the largest customer included therein accounted for approximately 27%. The five largest suppliers of the Group accounted for approximately 48% of the Group's total purchases and the largest supplier included therein accounted for approximately 24%.

None of the directors, their associates, or any shareholder of the Company, which to the knowledge of the directors of the Company, owns more than 5% of the Company's issued shares, had any beneficial interests in the Group's five largest customers and suppliers.

Subsidiaries

Particulars regarding the principal subsidiaries are set out in note 35 to the financial statements.

Purchase, Sale or Redemption of Shares

There was no purchase, sale or redemption by the Company or any of its subsidiaries of shares in the Company during the year.

Directors

The Directors of the Company during the year are listed on page 40 of the annual report. In accordance with the Company's Articles of Association, Messrs. Eddie Ping Chang HO, Henry Hin Moh LEE, Robert Van Jin NIEN, Joachim BURGER, Carmelo Ka Sze LEE and Thomas Jefferson WU will retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

Profile of Directors and Senior Management

Sir Gordon Ying Sheung WU*

Aged 65, he is the Chairman and Managing Director of the Company. He graduated from Princeton University with a Bachelor of Science degree in engineering. As one of the founders of the Group, he has been the Managing Director since 1972. He has been involved in the design and construction of numerous buildings and development projects in Hong Kong and the PRC. He is also responsible for the Group's infrastructure projects in the PRC and South-East Asia. He is very active in civic activities.

His civic duties include:

In Hong Kong

◦ Chairman	Hong Kong Port and Maritime Board
◦ Member	Commission on Strategic Development of the Hong Kong SAR
• Member	Hong Kong Trade Development Council
◦ Chairman	Hong Kong Polytechnic University Council
◦ Vice President	Hong Kong Real Estate Developer's Association

In the PRC

◦ Member	Chinese People's Political Consultative Conference
◦ Advisor	Xiamen Special Economic Zone, Guangxi Zhuang Autonomous Region and Qinhuangdao

International

◦ Member	Business Advisory Council to the International Finance Corporation of the World Bank Group
◦ Member	APEC Business Advisory Council (ABAC)
◦ Fellow	The Institute of Civil Engineers

Sir Gordon received Honorary Doctorate Degrees from Hong Kong Polytechnic University, University of Strathclyde UK and University of Edinburgh UK.

His other awards include:

Honorary Citizen

- The City of New Orleans, USA
- The City of Guangzhou, PRC
- The City of Shunde, PRC
- The City of Nanhai, PRC
- The City of Shenzhen, PRC
- The City of Hua Du, PRC
- The Province of Quezon, the Republic of the Philippines

Awards and Honours	Year of Award
◦ Knight Commander of the Order of St Michael and St George for Services to British Exports by the Queen of England	1997
◦ Chevalier De L'Ordre De La Corona by the King of Belgium	1985
◦ Industry All-Star by Independent Energy, USA	1996
◦ International CEO of the Year by George Washington University, USA	1996
◦ Among the Best Entrepreneurs by Business Week	1994
◦ Man of the Year by the International Road Federation, USA	1994
◦ Business Man of The Year by the South China Morning Post and DHL	1991
◦ Asia Corporate Leader by Asia Finance Magazine, HK	1991

Mr. Eddie Ping Chang HO*

Aged 69, he has been the Deputy Managing Director of the Company since it was listed on the Stock Exchange in 1972. He is the head of the Company's finance and administration functions. He has been involved in developing all of the Group's projects in the PRC, including highway, hotel and power station projects. In addition, he has extensive experience in building and development projects in Hong Kong. He is an Honorary Citizen of the cities of Shenzhen and Shunde in the PRC.

Mr. Henry Hin Moh LEE*

Aged 74, he has been involved with the Group since the Company was listed in 1972. He is responsible for real estate development and property rental and sales of the Group. He has been engaged actively in the property business in Hong Kong. He is an Honorary Citizen of the city of Shunde in the PRC.

Mr. Robert Van Jin NIEN*

Aged 54, he has been an Executive Director since 1980, and is responsible for corporate finance, corporate and public affairs of the Group. He has been involved in the Group's major fund raising activities on both project and corporate levels. He holds a Master of Business Administration degree from University of Pennsylvania's Wharton Graduate Business School.

Mr. Guy Man Guy WU

Aged 44, he joined the board in 1987. He has a Bachelor of Science degree in industrial engineering from Purdue University, U.S.A.. He is also the Managing Director of the Liverton Group and Video Channel Productions Limited.

Lady Ivy Sau Ping KWOK WU

Aged 52, she joined the board in 1991. She serves on the committees and boards of numerous commercial and social organizations including Asian Cultural Council (Hong Kong), Asia Society, Hong Kong Red Cross and Hospital Authority. She is the wife of Sir Gordon Ying Sheung WU.

Mr. Victor Tzar Kuoi LI

Aged 37, he joined the board in 1991. He is the Managing Director and Deputy Chairman of Cheung Kong (Holdings) Limited and the Chairman of Cheung Kong Infrastructure Holdings Limited. He is also the Deputy Chairman of Hutchison Whampoa Limited and a Director of Hongkong Electric Holdings Limited and The Hongkong and Shanghai Banking Corporation Limited. He holds a Master degree from Stanford University. He is a Member of the Chinese People's Political Consultative Conference, the Commission on Strategic Development and the Business Advisory Group.

Ms. Linda Lai Chuen LOKE

Aged 63, she joined the board in 1991. A graduate of the University of California at Berkeley, she has over 30 years of professional experience in the securities and investment field. She was the emeritus Managing Director of Dean Witter Reynolds (Hong Kong) Limited and is currently the Senior Vice President of Morgan Stanley Inc.

Mr. Joachim BURGER*

Aged 58, he joined the Group in 1989 and is the Deputy Managing Director of Hopewell Hospitality Company Limited and the Managing Director of Mega Hotels Management Limited. He is in charge of the operation of two Hotels with a total of 1,561 rooms and the catering services in Hong Kong. In the past 30 years, he has provided a high degree of expertise in numerous major hotel projects throughout the region. In recognition of his work as the first General Manager of the China Hotel in Guangzhou and the contribution made to the hotel industry in China, he was awarded the title of "Honorary Citizen" from the city government of Guangzhou. He is also an active member of various hotel organizations both in Hong Kong and in Asia.

Mr. Lawrence Sai Kit MIAO

Aged 37, he joined the Group in 1992 and was involved in financing activities as well as new project developments. Presently, he is the Managing Director of Olympus Capital Holdings Asia Limited, one of Asia's largest direct investment firms.

Mr. Colin Henry WEIR*

Aged 55, he joined the Group in 1985 and was appointed as an Executive Director in 1997. He is also a Director of Hopewell (Thailand) Limited. He became a member of the Institution of Civil Engineers in 1975. He was the Engineering Manager for the design and construction of power station and highway. In 1991, he became the Engineering Manager and subsequently Project Director for the BERTS project. He is now responsible for the overseas projects of the Group.

Mr. David Yau-gay LUI*

Aged 56, he was appointed as an Executive Director in 1997. He is also a Director of Hopewell (Thailand) Limited. He was the Founder Director of Pat Davie Ltd., one of the leading interior design and contracting firms in Hong Kong. Since 1990, he has been involved in Hopewell's BERTS project in Thailand.

Mr. Carmelo Ka Sze LEE

Aged 41, he was appointed as an Independent Non-Executive Director in March 2001. He holds a Bachelor of Laws degree from the University of Hong Kong. He is a practising solicitor and is a partner of Messrs. Woo, Kwan, Lee & Lo, Solicitors & Notaries. He is also a member of the Listing Committee of the main board of The Stock Exchange of Hong Kong Limited.

Mr. Thomas Jefferson WU*

Aged 29, he joined the Group in 1999 as the Manager of Executive Committee Office and was promoted to Group Controller in March 2000. He was appointed as an Executive Director of the Company in June 2001. He holds a Master of Business Administration degree from Stanford University and a bachelor degree in Mechanical and Aerospace Engineering from Princeton University. He has been involving in the review of the Group operational performance, strategic planning and organizational effectiveness. He has also improved on the financial and management accounting of the Group. He is a son of Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU.

Note: * Executive Directors

Senior Management

Various businesses of the Group are respectively under the direct responsibility of the Executive Directors of the Company named above and they are regarded as members of the Group's senior management.

Directors' Interest in Contracts

(a) Mr. Joachim BURGER beneficially held 9.9% of the issued share capital of Mega Hotels Management Limited ("Mega Hotels"). Mega Hotels acts as the manager for the operations of Panda Hotel which is wholly owned by the Group and, in this connection, receives remuneration based on normal commercial terms.

(b) Mr. Victor Tzar Kuoi LI is a director of Cheung Kong Infrastructure Holdings Limited ("CKI Infrastructure"). As disclosed in note 15(c) to the financial statements, a subsidiary of the Company entered into agreements with a subsidiary of CKI Infrastructure and the PRC partner for the development of the Guangzhou East-South-West Ring Road in Guangzhou, the PRC.

Save as aforementioned, no other contracts of significance to which the Company or any of its subsidiaries was a party or were parties and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Interest in Shares

As at 30th June, 2001, the beneficial interests of the directors and their associates in the shares of the Company and its associated corporations (as defined by the Securities (Disclosure of Interest) Ordinance (" the SDI Ordinance")) were as follows:

(a) Beneficial Interests in Shares in the Company

Directors	Personal	Family	Corporate	Other	Total
Gordon Ying Sheung WU	74,443,893	113,730,592(i)	123,187,019	30,670,093	250,204,287(iii)
Eddie Ping Chang HO	18,656,000	246,000	1,980,000	-	20,882,000
Henry Hin Moh LEE	2,795,322	-	-	-	2,795,322
Robert Van Jin NIEN	100,000	-	-	-	100,000
Guy Man Guy WU	2,645,650	-	-	-	2,645,650
Ivy Sau Ping KWOK WU	21,903,282	228,301,005(ii)	61,157,217	30,670,093	250,204,287(iii)
Linda Lai Chuen LOKE	-	1,308,981	-	-	1,308,981
Joachim BURGER	39,776	-	-	-	39,776
David Yau-gay LUI	8,537	-	-	-	8,537
Thomas Jefferson WU	12,333,800	-	810,092	-	13,143,892

Notes:

(i) The family interests of 113,730,592 shares represent the interests of Lady Ivy Sau Ping KWOK WU, the wife of Sir Gordon Ying Sheung WU. This figure includes 61,157,217 shares held by the couple through corporations. Accordingly, 61,157,217 shares are duplicated in the corporate interests column. The figure of 113,730,592 shares also includes 30,670,093 shares which are held by the couple in joint name. Accordingly, 30,670,093 shares are duplicated in the other interests column.

(ii) The family interests of 228,301,005 shares represent the interests of Sir Gordon Ying Sheung WU, the husband of Lady Ivy Sau Ping KWOK WU. This figure includes 61,157,217 shares held by the couple through corporations. Accordingly, 61,157,217 shares are duplicated in the corporate interests column. The figure of 228,301,005 shares also includes 30,670,093 shares which are held by the couple in joint name. Accordingly, 30,670,093 shares are duplicated in the other interests column.

(iii) The disclosures of total interests of 250,204,287 shares made by Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU are arrived at after eliminating the duplications referred to in (i) and (ii) respectively. Both disclosures relate to the same parcel of shares.

(b) Beneficial Interests in Shares in Associated Corporations

Directors	Name of Company	Personal	Family	Corporate	Total
Eddie Ping Chang HO	HCNH Insurance Brokers Limited	-	-	300,000(i)	300,000
	Guangzhou-Shenzhen Superhighway (Holdings) Ltd.	-	-	(ii)	(ii)
Joachim BURGER	Mega Hotels Management Limited	297,000	-	-	297,000
Victor Tzar Kuoi LI	Guangzhou-Shenzhen Superhighway (Holdings) Ltd.	-	-	(iii)	(iii)
Thomas Jefferson WU	Guangzhou-Shenzhen Superhighway (Holdings) Ltd.	-	-	(iv)	(iv)

Notes:

(i) Mr. Eddie Ping Chang HO together with his associate beneficially owned 100% of the issued share capital of Hong Kong Insurance Agency Limited which in turn owned 300,000 ordinary shares of HCNH Insurance Brokers Limited, an associated corporation of the Company, representing one-third of its issued share capital.

(ii) The 10¼% Notes due 2007 for a face amount of US$10,500,000 issued by Guangzhou-Shenzhen Superhighway (Holdings) Ltd. were beneficially owned by a company in which Mr. Eddie Ping Chang HO was entitled to the exercise of 1/3 or more of the voting power at its general meeting.

(iii) The 10¼% Notes due 2007 for a face amount of US$8,000,000 and the 9⅞% Notes due 2004 for a face amount of US$7,500,000 issued by Guangzhou-Shenzhen Superhighway (Holdings) Ltd. were beneficially owned by a company in which Mr. Victor Tzar Kuoi LI was entitled to the exercise of 1/3 or more of the voting power at its general meeting.

(iv) The 10¼% Notes due 2007 for a face amount of US$8,000,000 and the 9⅞% Notes due 2004 for a face amount of US$4,850,000 issued by Guangzhou-Shenzhen Superhighway (Holdings) Ltd. were beneficially owned by a company in which Mr. Thomas Jefferson WU was entitled to the exercise of 1/3 or more of the voting power at its general meeting.

(v) Certain directors held shares in certain subsidiaries as nominees for their holding companies.

Arrangements to Acquire Shares or Debentures

Save as aforementioned, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the directors nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right.

Retirement and Pension Plan

To comply with the statutory requirements of the Mandatory Provident Fund ("MPF") Scheme Ordinance, the Group has set up the MPF Schemes and started contribution with effect from 1st December, 2000. Mandatory contributions to these Schemes are made by both the employers and employees at 5% of each of the employees' monthly relevant income capped at HK$20,000.

During the year, the Group made contribution to the MPF Schemes amounted to HK$4,380,000.

Employees

As at 30th June, 2001, there were 1,009 employees in the Group. The Group's remuneration and benefit policies are determined based on staff performance and market situation. A wide range of benefits, including medical and personal accident insurance coverage are also provided to employees. In addition, training programs are conducted on an ongoing basis throughout the Group.

A share option scheme of the Company had been adopted since 11th October, 1994 for granting options to directors and employees of the Company or any of its subsidiaries and no options have been granted since the date of adoption.

Service Contracts of Directors

No directors proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without the payment of compensation (other than statutory compensation).

All the independent non-executive directors of the Company are appointed for a fixed period or such other date as agreed between each individual director and the Company. However, they are subject to retirement by rotation at the annual general meetings of the Company in accordance with the Company's Articles of Association.

No contracts of significance concerning the management and administration of the whole or any substantial part of any business of the Company were entered into during the year or subsisted at the end of the year.

Substantial Shareholders

Save as disclosed under the section headed "Directors' Interest in Shares", as at 30th June, 2001, the Company had not been notified by any person, not being a director of the Company, of interests in the share capital of the Company required to be recorded in the register under Section 16(1) of the SDI Ordinance.

Code of Best Practice

The Company has complied with The Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules") during the year under review.

Practice Note 19 of the Listing Rules

The information required to be disclosed in accordance with Practice Note 19 of the Listing Rules is set out on page 39.

Auditors

The financial statements for the year ended 30th June, 2001 and the preceding three years were audited by Messrs. Deloitte Touche Tohmatsu. A resolution to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company will be proposed at the forthcoming Annual General Meeting.

On behalf of the Board

Sir Gordon Ying Sheung WU, KCMG, FICE
Chairman and Managing Director

Hong Kong, 18th September, 2001

Practice Note 19 of the Listing Rules

The Company through its subsidiaries has entered into contractual joint venture agreements and has undertaken substantial investments for development of certain infrastructure and property projects. The capital investments and advances made to the joint venture companies and associated companies ("the Affiliated Companies") were classified and disclosed under the headings "Interests in Jointly Controlled Entities" and "Interests in Associates" in the consolidated balance sheet as at 30th June, 2001.

A proforma combined balance sheet of the Affiliated Companies as at 30th June, 2001, is presented below:

	Combined total HK$ million	**Funds injected by the Group** HK$ million
Property, plant and equipment	20,091	
Properties for/under development	874	
Current assets	1,651	
Total assets	22,616*	
Financed by:		
Registered capital/share capital	2,388	1,607#
Accumulated losses	(1,211)^	
	1,177	
Advances from shareholders/joint venture partners/related companies	14,853	8,819#
Other long-term loans	4,555	
	19,408	
Current liabilities	2,031	77
Shareholders' funds & total liabilities	22,616*	10,503

* With the exception of the investments in the two property-development joint ventures which are immaterial, all property, plant and equipment, including essential production facilities, will be reverted to PRC joint venture partners without compensation at the end of the joint venture co-operation period. Disclosure of the attributable interests of the Group in the assets and liabilities of the Affiliated Companies is deemed not appropriate.

^ Accumulated losses are mainly attributed to interest expenses incurred during the trial operation of the toll roads before commencement of the joint venture co-operation period.

As at 30th June, 2001, the Group had made unsecured capital contributions and advances of HK$702 million and HK$6,293 million respectively to the joint venture company, Guangzhou-Shenzhen-Zhuhai Superhighway Co. Ltd., which undertakes the Guangzhou-Shenzhen Superhighway project. A portion of the total amount amounting to HK$107 million carries interests at 10.1244% per annum and is repayable in cash by quarterly instalments, the last of which will fall due in December 2003. The remaining portion, substantially all of which carries interest at LIBOR plus 1.5% per annum, has no fixed repayment terms and is repayable out of the net cash surplus from operation of the joint venture company.

HONORARY CHAIRMAN

Dr. James Man Hon WU
OBE, JP, LLD (Hon), Dr Eng (Hon), BSc (Eng)

BOARD OF DIRECTORS

Sir Gordon Ying Sheung WU * KCMG, FICE
Chairman and Managing Director
Mr. Eddie Ping Chang HO *
Deputy Managing Director
Mr. Henry Hin Moh LEE *
Mr. Robert Van Jin NIEN *
Mr. Guy Man Guy WU
Lady Ivy Sau Ping KWOK WU
Mr. Victor Tzar Kuoi LI
Ms. Linda Lai Chuen LOKE
Mr. Joachim BURGER *
Mr. Lawrence Sai Kit MIAO
Mr. Colin Henry WEIR *
Mr. David Yau-gay LUI *
Mr. Carmelo Ka Sze LEE
(appointed on 21st March, 2001)
Mr. Thomas Jefferson WU *
(appointed on 15th June, 2001)

* *Executive directors*

COMPANY SECRETARY

Mr. Peter Yip Wah LEE

REGISTERED OFFICE

64th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Tel: (852) 2528 4975
Fax: (852) 2865 6276
(852) 2861 2068
(852) 2529 8602

SOLICITORS

Woo, Kwan, Lee & Lo
26th Floor, Jardine House
1 Connaught Place
Hong Kong

AUDITORS

Deloitte Touche Tohmatsu
26th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

PRINCIPAL BANKERS

Bank of China
Citibank, N.A.
BNP Paribas
Liu Chong Hing Bank Limited
The Dai-ichi Kangyo Bank, Limited
Hang Seng Bank Limited
Industrial and Commercial
Bank of China (Asia) Limited
Bank of East Asia, Limited
The Development Bank of Singapore Limited
Bangkok Bank Public Company Limited
The Hong Kong and Shanghai
Banking Corporation Limited

REGISTRARS AND TRANSFER OFFICE

Central Registration Hong Kong Limited
Rooms 1712-1716
Hopewell Centre
183 Queen's Road East
Hong Kong

ADR DEPOSITORY BANK

Citibank, N.A.
Depository Receipts
20th Floor, 111 Wall Street
New York, NY 10043
United States of America
Toll free number: 1-877-248-4237

WEB PAGE

www.hopewellholdings.com

INVESTOR RELATIONS

ir@hopewellholdings.com

Financial Report

2001

42	Report of the Auditors
43	Consolidated Income Statement
44-45	Consolidated Balance Sheet
46	Company Balance Sheet
47	Consolidated Statement of Recognised Gains and Losses
48-49	Consolidated Cash Flow Statement
50-79	Notes to the Financial Statements

REPORT OF THE AUDITORS

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO THE MEMBERS OF HOPEWELL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 43 to 79 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30th June, 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong, 18th September, 2001

CONSOLIDATED INCOME STATEMENT

For the year ended 30th June, 2001

	Note	2001 HK$'000	2000 HK$'000
Turnover	3	1,750,103	1,572,321
Cost of sales and services		(813,034)	(793,263)
		937,069	779,058
Other revenue	4	56,940	27,298
Selling and distribution costs		(24,960)	(28,655)
Administrative expenses		(135,082)	(118,008)
Other operating expenses		(47,543)	(31,676)
Profit from operations before impairment loss	5	786,424	628,017
Impairment loss on a hotel property under development		(290,000)	–
Profit from operations		496,424	628,017
Finance costs	6	(767,550)	(656,104)
Profit on disposal of interest in a jointly controlled entity	15(b)	381,832	–
Share of results of:			
jointly controlled entities		205,394	197,187
associates		19,426	26,110
Profit from ordinary activities before taxation		335,526	195,210
Taxation	7	(26,509)	(20,185)
Profit before minority interests		309,017	175,025
Minority interests		(3,507)	(5,735)
Net profit for the year	8	305,510	169,290
Dividends	9	(105,118)	(96,358)
Profit for the year retained		200,392	72,932
		HK cents	HK cents
Earnings per share	10		
Basic		34.9	19.3

CONSOLIDATED BALANCE SHEET

As at 30th June, 2001

	Note	2001 HK$'000	2000 HK$'000
Non-current Assets			
Investment properties	12	6,384,800	6,357,500
Property, plant and equipment	13	1,118,985	1,154,246
Properties for or under development		662,571	934,854
Interests in jointly controlled entities	15	14,568,863	15,680,410
Interests in associates	16	118,577	135,341
Other investments	17	40,159	43,293
Long-term loans receivable	18	338,143	335,749
Pledged bank deposits		87,376	101,092
		23,319,474	24,742,485
Current Assets			
Inventories	19	10,317	12,155
Properties for sale		3,762	5,250
Trade and other receivables	20	130,554	264,653
Deposits and prepayments		184,142	188,460
Amounts due from customers for contract work	21	4,520	–
Current portion of long-term loans receivable	22	95,088	1,147,530
Bank balances and cash		446,303	448,540
		874,686	2,066,588
Current Liabilities			
Trade and other payables	23	1,255,780	1,617,959
Rental and other deposits		76,072	80,195
Amounts due to customers for contract work	21	34,833	91,866
Provision for taxation		211,904	213,691
Proposed final dividend		61,319	52,559
Current portion of			
Long-term borrowings	26	194,825	1,195,785
Warranties	27	78,000	77,960
Bank loans and overdrafts			
Secured		248,947	200,000
Unsecured		131,562	14
Other loans, unsecured		–	32,795
		2,293,242	3,562,824
Net Current Liabilities		(1,418,556)	(1,496,236)
		21,900,918	23,246,249

	Note	2001 HK$'000	2000 HK$'000
Capital and Reserves			
Share capital	24	2,189,955	2,189,955
Reserves	25	11,687,687	11,452,680
		13,877,642	13,642,635
Minority Interests		13,028	10,221
Non-current Liabilities			
Long-term borrowings	26	7,631,524	9,112,251
Warranties	27	320,059	397,939
Amounts due to associates	29	58,665	83,203
		8,010,248	9,593,393
		21,900,918	23,246,249

Henry Hin Moh LEE
Director

Robert Van Jin NIEN
Director

COMPANY BALANCE SHEET

As at 30th June, 2001

	Note	2001 HK$'000	2000 HK$'000
Non-current Assets			
Interests in subsidiaries	14	13,406,024	13,385,471
Interest in a jointly controlled entity	15	107,037	96,670
Interests in associates	16	12,160	10,207
Other investments	17	3,000	3,000
		13,528,221	13,495,348
Current Assets			
Trade and other receivables		381	8,730
Deposits and prepayments		2,288	1,560
Bank balances and cash		1,718	298,741
		4,387	309,031
Current Liabilities			
Trade and other payables		23,021	34,052
Provision for taxation		24,467	24,467
Proposed final dividend		61,319	52,559
Current portion of warranties	27	78,000	77,960
Bank loans and overdrafts			
Secured		–	200,000
Unsecured		–	14
		186,807	389,052
Net Current Liabilities		(182,420)	(80,021)
		13,345,801	13,415,327
Capital and Reserves			
Share capital	24	2,189,955	2,189,955
Reserves	25	8,978,651	9,043,868
		11,168,606	11,233,823
Non-current Liabilities			
Warranties	27	156,000	233,880
Amounts due to subsidiaries	28	1,968,875	1,871,047
Amounts due to associates	29	52,320	76,577
		2,177,195	2,181,504
		13,345,801	13,415,327

Henry Hin Moh LEE
Director

Robert Van Jin NIEN
Director

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

For the year ended 30th June, 2001

	2001 HK$'000	2000 HK$'000
Revaluation increase (decrease) on investment properties	40,815	(864,000)
Share of exchange equalisation reserves of jointly controlled entities and associates	(31)	(12,936)
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	(8,843)	1,813
Net gains (losses) not recognised in the consolidated income statement	31,941	(875,123)
Net profit for the year	305,510	169,290
Total recognised gains (losses)	337,451	(705,833)

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 30th June, 2001

	Note	2001 HK$'000	2000 HK$'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	30	31,232	350,611
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest paid		(756,927)	(713,647)
Dividends paid		(96,358)	(87,598)
Dividends received from associates		29,240	13,808
Dividends paid to minority shareholders		(700)	–
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		(824,745)	(787,437)
TAXATION			
Hong Kong profits tax paid		(1,344)	(4,791)
Taxation elsewhere paid		(9,059)	(13,138)
Hong Kong profits tax refunded		126	–
NET TAXES PAID		(10,277)	(17,929)
INVESTING ACTIVITIES			
Additions to investment properties		(4,567)	–
Additions to property, plant and equipment		(6,560)	(7,300)
Interests in associates		(1,643)	(861)
Investments in and loans to jointly controlled entities		(78,542)	(196,365)
Repayments of loans to jointly controlled entities		3,009,068	963,511
Other investments		3,134	8,316
Expenditure on property development		(10,293)	(66,521)
Repayments of amounts due to associates		(24,538)	(1,758)
Net proceeds on disposal of			
– interest in a jointly controlled entity		315,443	346,795
– property, plant and equipment		2,733	19,454
Decrease in bank deposits pledged		13,716	9,144
Long-term loans receivable		(3,919)	137,034
NET CASH INFLOW FROM INVESTING ACTIVITIES		3,214,032	1,211,449
NET CASH INFLOW BEFORE FINANCING ACTIVITIES CARRIED FORWARD		2,410,242	756,694

	Note	2001 HK$'000	2000 HK$'000
NET CASH INFLOW BEFORE FINANCING ACTIVITIES BROUGHT FORWARD		2,410,242	756,694
FINANCING ACTIVITIES	31		
New bank and other loans		1,958,791	2,133,129
Repayment of bank and other loans		(4,224,500)	(2,069,423)
Repurchase of notes		(111,174)	(33,446)
Warranties paid		(78,000)	(77,960)
NET CASH OUTFLOW FROM FINANCING ACTIVITIES		(2,454,883)	(47,700)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(44,641)	708,994
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		448,526	(289,152)
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(10,091)	28,684
CASH AND CASH EQUIVALENTS AT END OF THE YEAR		393,794	448,526
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Bank balances and cash		446,303	448,540
Bank loans and overdrafts		(380,509)	(200,014)
		65,794	248,526
Bank loans not within 3 months of maturity		328,000	200,000
		393,794	448,526

1. General

The Company is a public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited.

The principal activities of the Group are property development and investment, hotel operation and management, investment in infrastructure projects, civil and building construction and project management, real estate agency and management and treasury investment.

2. Principal Accounting Policies

The financial statements have been prepared under the historical cost convention as modified for the revaluation of investment properties and investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 30th June each year.

The results of the subsidiaries, jointly controlled entities and associates acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of a subsidiary and is written off to reserves immediately on acquisition. Negative goodwill, which represents the excess of the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of a subsidiary over the purchase consideration, is credited to reserves.

Any premium or discount arising on the acquisition of an interest in an associate, representing the excess or shortfall respectively of the purchase consideration over the fair value ascribed to the Group's share of the separable net assets of the associate at the date of acquisition, is dealt with in the same manner as that described above for goodwill.

On disposal of investments in subsidiaries and associates, the attributable amount of goodwill/premium or discount previously eliminated against or credited to reserves is included in the determination of the profit or loss on disposal of the subsidiary or associate.

Subsidiaries

A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or where the Company controls the composition of its board of directors or equivalent governing body.

In the Company's balance sheet, investments in subsidiaries are stated at cost less any identified impairment losses.

Jointly controlled entities

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and over which none of the participating parties has unilateral control. Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

2. Principal Accounting Policies (continued)

The consolidated income statement includes the Group's share of the post-acquisition results of its jointly controlled entities for the year. In the consolidated balance sheet, investments in jointly controlled entities are stated at cost less amortisation and any identified impairment losses plus the Group's attributable share of the undistributed post-acquisition reserves of the jointly controlled entities. The cost of investments in jointly controlled entities comprises capital contributed, development expenditure incurred by the Group, financial expenses capitalised less interest income on advances to jointly controlled entities deferred to the extent of the Group's interest therein during the development stage of the projects undertaken by the jointly controlled entities.

The cost of investments, to the extent not borne by the jointly controlled entities, is amortised on the same basis as that adopted by the relevant jointly controlled entity in respect of depreciation of its project cost, over the joint venture period commencing from the date of operation of the project undertaken.

When the Group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred.

Associates

An associate is an enterprise over which the Group is in a position to exercise significant influence, including participation in financial and operating policy decisions.

The consolidated income statement includes the Group's share of the post-acquisition results of its associates calculated based on their financial statements made up to a date not more than six months before the balance sheet date. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates.

When the Group transacts with its associates, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

In the Company's balance sheet, investments in associates are stated at cost less any identified impairment losses.

Other investments

Development expenditure incurred under the terms of a concession agreement for the investment in a superstructure project during the development stage is carried in the consolidated balance sheet at cost less any identified impairment losses. Development expenditure includes construction costs, other incidental costs and attributable borrowing costs.

Investment securities, which are securities held for an identified long term purpose, are measured at reporting dates at cost less any identified impairment losses.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuations at the balance sheet date. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

2. Principal Accounting Policies (continued)

Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets, the expenditure is capitalised as an additional cost of the assets. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Where the recoverable amount of an asset has declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. In determining the recoverable amount of assets, expected future cash flows are not discounted to their present values.

It is the Group's practice to maintain its hotel property in a continual state of sound repair and maintenance and to make improvements from time to time and accordingly, the directors consider that depreciation is not necessary as the property maintains a residual value at least equal to its carrying value. Repairs and maintenance expenditure is charged to the income statement when incurred.

Depreciation is provided to write off the cost of other property, plant and equipment in use over their estimated useful lives from the date they become fully operational and after taking into account their estimated residual value, using the straight line method, at the following rates per annum:

Category of assets	*Estimated useful lives*
Leasehold land	Over the term of the lease
Buildings	50 years or the remaining term of the land lease, whichever is shorter
Other assets	5 to 10 years

Development properties

Properties held for or under development are stated at cost less any identified impairment losses. The cost of such properties comprises land cost, development expenditure, other attributable expenses and, where appropriate, borrowing costs capitalised.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the first-in, first-out method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Properties for sale

Properties for sale are stated at the lower of cost, comprising land and development cost, and net realisable value. Net realisable value is determined by reference to management estimates based on prevailing market conditions.

Construction contracts

When the outcome of a construction contract can be estimated reliably, contract costs are charged to the income statement by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the proportion that costs incurred to date bear to estimated total costs for the contract.

When the outcome of a construction contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

When it is probable that total contract cost will exceed total contract revenue, the expected loss is recognised as an expense immediately.

2. Principal Accounting Policies (continued)

When a contract covers a number of assets, the construction of each asset is treated as a separate contract when separate proposals have been submitted for each asset, each asset has been separately negotiated and the costs and revenues of each asset can be separately identified. A group of contracts, performed concurrently or in a continuous sequence, is treated as a single construction contract when they were negotiated as a single package and are so closely inter-related that they constitute a single project with an overall profit margin.

Operating leases

Operating leases are leases whereby substantially all the risks and rewards of ownership of the assets remain with the lessors. Rentals receivable under operating leases are credited to the income statement on a straight line basis over the terms of the respective leases.

Foreign currencies

Monetary assets and liabilities denominated in currencies other than Hong Kong dollars are re-translated into Hong Kong dollars at the rates of exchange ruling on the balance sheet date. Transactions in currencies other than Hong Kong dollars are translated into Hong Kong dollars at the rates of exchange ruling on the transaction dates. Exchange differences arising from foreign currency borrowings for the purpose of financing qualifying assets under development prior to completion, to the extent that they are regarded as adjustments to interest cost, are capitalised in accordance with the Group's accounting policy and form part of the cost of such assets. Other exchange differences are dealt with in the income statement.

On consolidation, the financial statements of subsidiaries, jointly controlled entities and associates established outside Hong Kong, which are expressed in currencies other than Hong Kong dollars, are translated into Hong Kong dollars at the rates of exchange ruling on the balance sheet date. Exchange differences arising therefrom are dealt with in exchange equalisation reserve.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or asset will crystallise in the foreseeable future.

Notes payable

Unsecured notes payable are separately disclosed and regarded as liabilities. The note issue expenses, which represent the discount on issue of notes and expenses incurred directly in connection with the issue, are deferred and amortised over the period of the notes so as to produce a constant periodic rate of charge on the carrying amount of the notes.

If any of the notes outstanding are repurchased by the Group prior to their maturity date, any gain or loss, representing the difference between the purchase price and the principal amount of the notes repurchased together with outstanding interest thereon and the related unamortised note issue expenses, is dealt with in the income statement. The Group's liability in respect of notes payable is presented net of the principal amount of notes repurchased.

Capitalisation of borrowing costs

Borrowing costs, including project financing costs, directly attributable to the acquisition, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

Project financing costs, which represent all origination costs, including arrangement fees, legal fees and other related costs, directly associated with the arrangement of loans intended to finance the development and construction of a viable project, are deferred and amortised over the terms of the loans.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

2. Principal Accounting Policies (continued)

Cash equivalents

Cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advance.

Revenue recognition

Lease of properties

Rental income in respect of properties under operating leases is recognised on a straight line basis over the respective lease term.

Hotel operation and management

Revenue from hotel operation and management is recognised when the relevant services are provided.

Construction and project management

When the outcome of a construction contract can be estimated reliably, revenue from fixed price construction contracts is recognised on the percentage of completion method, measured by reference to the proportion that costs incurred to date bear to estimated total costs for each contract. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customer.

When the outcome of a construction contract can be estimated reliably, revenue from cost-plus contracts is recognised by reference to the recoverable costs incurred during the period plus the fees earned, measured by the proportion that costs incurred to date bear to the estimated total costs of the contract.

When the outcome of a construction contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

Income from project management is recognised when the relevant services are provided and the right to receive payment is established.

Real estate agency and management

Revenue from the provision of real estate agency and management services is recognised when the relevant services are provided.

Interest income

Interest income from bank deposits, loans receivable and infrastructure project investments is recognised on a time basis by reference to the principal outstanding and at the interest rate applicable.

Investments

Revenue from sale of investments is recognised when the relevant sale contract becomes unconditional.

3. Turnover And Contribution

Turnover represents property rental, revenue from hotel operation and management, income from infrastructure project investment, construction and project management fees, income from real estate agency and management services, bank and other interest income.

The turnover and contribution of the Group analysed by activity are as follows:

	Turnover		Contribution	
	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000
Property rental, agency and management	369,964	360,787	234,975	223,475
Hotel operations and management	275,548	292,948	20,242	(14,687)
Infrastructure project investment	531,466	444,031	490,523	412,356
Construction and project management	517,608	406,424	9,482	(19,276)
Treasury operations – interest income	53,552	62,692	53,552	62,692
Other activities	1,965	5,439	(261,984)	18,014
	1,750,103	1,572,321	546,790	682,574
Less: Unallocated administrative expenses			(50,366)	(54,557)
Profit from operations			496,424	628,017

Note:

The turnover from infrastructure project investment shown above comprised mainly of interest income from project companies. The contribution from other activities for the current year includes the impairment loss on a hotel property under development amounted to HK$290 million (2000: Nil).

The turnover and contribution of the Group analysed by geographical location are as follows:

	Turnover		Contribution	
	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000
Hong Kong	1,132,465	1,051,354	221,436	168,057
Other regions in the People's Republic of China ("PRC")	613,040	519,548	578,007	475,889
Republic of Malta	–	–	(290,000)	–
Other locations	4,598	1,419	(13,019)	(15,929)
	1,750,103	1,572,321	496,424	628,017

4. Other Revenue

	The Group	
Included in other revenue are the following:	2001 HK$'000	2000 HK$'000
Gain on repurchase of notes	22,791	15,335
Exchange gains	17,442	1,557

5. Profit From Operations Before Impairment Loss

	The Group	
	2001 HK$'000	2000 HK$'000
Profit from operations before impairment loss has been arrived at after charging (crediting):		
Auditors' remuneration	4,457	4,193
Depreciation of property, plant and equipment	15,908	17,084
Amortisation of cost of investment in jointly controlled entities	36,543	31,676
Provision for doubtful trade receivables	13,109	15,281
Staff costs including directors' emoluments	214,290	237,828
Rental income in respect of land and buildings under operating leases, less outgoings of HK$115,006,000 (2000: HK$114,697,000)	(245,699)	(237,822)

6. Finance Costs

	The Group	
	2001 HK$'000	2000 HK$'000
Interest on:		
Bank loans and overdrafts	352,797	467,634
Notes		
– wholly payable within five years	154,917	153,358
– not wholly payable within five years	313,630	315,198
Other loans wholly payable within five years	30,890	22,363
Warranties wholly payable within five years	27,296	34,657
Total interest	879,530	993,210
Less: Amount borne by a jointly controlled entity	(126,456)	(253,643)
Amounts capitalised on:		
– Infrastructure projects	(19,613)	(106,151)
– Properties under development	(7,424)	(4,806)
	726,037	628,610
Notes issue expenses amortised	17,260	17,148
Other finance costs	24,253	10,346
	767,550	656,104

7. Taxation

	The Group	
	2001 HK$'000	**2000** HK$'000
The charge comprises:		
The Company and subsidiaries		
Hong Kong profits tax		
– Current year's provision	571	1,004
– Overprovision in prior years	(1,200)	(975)
Taxation elsewhere		
– Current year's provision	14,406	106
– Overprovision in prior years	(5,287)	(3,002)
	8,490	(2,867)
Jointly controlled entities		
Taxation elsewhere	9,457	14,225
Associates		
Hong Kong profits tax	877	922
Taxation elsewhere	7,685	7,905
	8,562	8,827
	26,509	20,185

Provision for Hong Kong profits tax is calculated at the rate of 16% (2000: 16%) on the estimated assessable profits for the year. Taxes on profits assessable elsewhere are calculated at rates prevailing in the countries in which the Group operates.

Deferred taxation has not been accounted for in the financial statements as there are no material timing differences.

Deferred tax has not been provided on the increase or decrease arising on revaluation of investment properties as the profits or losses arising from disposal of these assets would not be subject to taxation. Accordingly, the valuation surplus does not constitute a timing difference for deferred tax purposes.

8. Net Profit For The Year

Of the Group's net profit for the year, a profit of HK$39,901,000 (2000: HK$137,043,000) has been dealt with in the financial statements of the Company.

9. Dividends

	The Group and the Company	
	2001 HK$'000	**2000** HK$'000
Interim dividend, paid		
HK5 cents (2000: HK5 cents) per share	43,799	43,799
Final dividend, proposed		
HK7 cents (2000: HK6 cents) per share	61,319	52,559
	105,118	96,358

The final dividend of HK7 cents (2000: HK6 cents) per share has been proposed by the directors and is subject to approval by the shareholders in general meeting.

10. Earnings Per Share

The calculation of the basic earnings per share is based on the net profit for the year of HK$305,510,000 (2000: HK$169,290,000) and on 875,982,121 (2000: 875,982,121) ordinary shares in issue during the year.

Diluted earnings per share is not shown as the Company has no dilutive potential ordinary shares outstanding during the two years presented.

11. Emoluments Of Directors And Highest Paid Employees

(a) Directors' emoluments

	The Group	
	2001 HK$'000	2000 HK$'000
Directors' fees	410	400
Basic salaries, allowances and benefits-in-kind	9,780	9,917
Contribution to provident funds	22	–
	10,212	10,317

Emoluments of the directors were within the following bands:

	2001 Number of directors	2000 Number of directors
HK$		
Nil – 1,000,000	8	6
1,000,001 – 1,500,000	2	2
1,500,001 – 2,000,000	3	2
2,000,001 – 2,500,000	–	1
2,500,001 – 3,000,000	1	1

Other than fees of HK$158,000 (2000: HK$150,000) payable to the independent non-executive directors which have been included above, no remuneration was paid or is payable to such directors.

(b) Highest paid employees' emoluments

The five individuals in the Group with the highest emoluments included four (2000: four) directors of the Company whose emoluments are included above. The emoluments of the remaining individual in respect of the year amounted to approximately HK$1,457,000 (2000: HK$1,317,000), comprising basic salaries, allowances and benefits-in-kind of HK$1,450,000 (2000: HK$1,317,000) and contribution to provident funds of HK$7,000 (2000: Nil).

12. Investment Properties

	The Group	
	2001 HK$'000	2000 HK$'000
Investment properties at valuation		
At beginning of the year	6,357,500	7,221,500
Additions during the year	4,567	–
Construction cost adjustment	(18,082)	–
Revaluation increase (decrease)	40,815	(864,000)
At end of the year	6,384,800	6,357,500

	2001 HK$'000	2000 HK$'000
The net book value of the Group's investment properties comprises:		
Land and buildings in Hong Kong on		
Long leases	3,270,000	3,320,000
Medium-term leases	3,114,800	3,037,500
	6,384,800	6,357,500

The Group's investment properties were revalued at 30th June, 2001 on an open market value basis by FPDSavills (Hong Kong) Limited, an independent firm of professional property valuers. The increase arising on revaluation has been credited to investment property revaluation reserve (note 25).

Investment properties of the Group with an aggregate carrying value of HK$4,750 million (2000: HK$4,466 million) were rented out under operating leases at the balance sheet date.

13. Property, Plant And Equipment

	Land and buildings		Power plant (Note b)	Other assets	Total
	Hotel property HK$'000	Other properties HK$'000	HK$'000	HK$'000	HK$'000
The Group					
COST					
At 1st July, 2000	495,911	31,094	2,303,407	387,409	3,217,821
Additions	–	–	–	6,560	6,560
Construction cost adjustment	(21,039)	–	–	–	(21,039)
Disposals/write-offs	–	–	–	(48,316)	(48,316)
At 30th June, 2001	474,872	31,094	2,303,407	345,653	3,155,026
DEPRECIATION AND IMPAIRMENT					
At 1st July, 2000	–	6,968	1,703,348	353,259	2,063,575
Provided for the year	–	584	–	15,324	15,908
Eliminated on disposals/write-offs	–	–	–	(43,442)	(43,442)
At 30th June, 2001	–	7,552	1,703,348	325,141	2,036,041
NET BOOK VALUES					
At 30th June, 2001	474,872	23,542	600,059	20,512	1,118,985
At 30th June, 2000	495,911	24,126	600,059	34,150	1,154,246

13. Property, Plant And Equipment (continued)

Notes:

(a) The land and buildings of the Group are situated in Hong Kong on medium-term leases.

(b) The power plant, referred to as the Tanjung Jati B Power Station, is located in Central Java, Indonesia and its development has been temporarily suspended. The cost of the power plant includes the cost of land sites situated in Indonesia held on medium-term leases amounted to approximately HK$146 million (2000: HK$146 million). The title of certain land sites for the plant have not yet been transferred to the Group.

14. Interests In Subsidiaries

	The Company	
	2001 HK$'000	**2000** HK$'000
Unlisted shares		
At cost less provision	162,103	120,712
At directors' 1972 valuation less amounts written off	12,245	12,245
	174,348	132,957
Amounts due from subsidiaries less provisions	13,231,676	13,252,514
	13,406,024	13,385,471

Details of the principal subsidiaries are set out in note 35.

15. Interests In Jointly Controlled Entities

	The Group	
	2001 HK$'000	**2000** HK$'000
Road and property projects in the PRC		
Unlisted investments, at cost	5,888,359	5,809,542
Loans to jointly controlled entities		
– advanced by the Group	8,086,666	7,361,363
– financed by bank loans	–	2,871,639
Share of post acquisition reserves	342,523	375,569
Less: Loans due within one year included in current assets (note 22)	–	(1,091,440)
Accumulated amortisation	(123,612)	(87,069)
	14,193,936	15,239,604
Property development project in Macau		
Unlisted investments, at cost	4,850	4,850
Share of post acquisition reserves	(41,911)	(1,937)
Loan to a jointly controlled entity	489,164	477,596
Less: Loan due within one year included in current assets (note 22)	(77,176)	(39,703)
	374,927	440,806
	14,568,863	15,680,410

15. Interests In Jointly Controlled Entities (continued)

	The Company	
	2001 HK$'000	2000 HK$'000
Loans to a jointly controlled entity	107,037	96,670

Notes:

Details of the principal jointly controlled entities at the balance sheet date are as follows:

(a) Superhighway project in Guangdong Province

A subsidiary, Hopewell China Development (Superhighway) Limited, entered into a joint venture contract and supplemental agreements with The Guangdong Provincial Highway Construction Company for the construction, operation and management of the Guangzhou-Shenzhen-Zhuhai superhighway (the "Superhighway") in Guangdong Province of the PRC in three phases which are undertaken by a co-operative joint venture company established in the PRC named Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GSZ Superhighway"). The terms of co-operation of each phase of the Superhighway shall be 30 years from the official opening date of each phase. At the end of the co-operation period, all the immovable assets and facilities of GSZ Superhighway relating to each phase will revert to the PRC partner without compensation.

Phase I of the Superhighway ("Guangzhou-Shenzhen Superhighway")

The Group's entitlement to the profit of the toll operations of Guangzhou-Shenzhen Superhighway is 50% for the initial ten years, 48% for the next ten years and 45% for the last ten years of the joint venture period. The Group is also entitled to a share of 80% of the rentals and other income, after deduction of operating and financial expenses, arising from the development of commercial centres and shop spaces along and underneath the superhighway for a period of 30 years commencing on the date of completion of Guangzhou-Shenzhen Superhighway.

GSZ Superhighway has also been granted the rights to develop parcels of land within certain interchanges of Guangzhou-Shenzhen Superhighway for sale or rental with certain land premium to be waived. Detail terms of such grant have yet to be finalised.

The registered capital contributed and advances, other than the portion financed by bank borrowings which were on-lent to GSZ Superhighway, made to GSZ Superhighway by the Group totalling approximately HK$6,953 million (2000: HK$6,424 million) carry interest at commercial lending rates. Guangzhou-Shenzhen Superhighway was officially opened in July 1997.

Financial information regarding GSZ Superhighway is set out below:

Operating results	Year ended 30th June	
	2001 RMB$'000	2000 RMB$'000
Turnover	1,766,880	1,614,301
Depreciation	138,465	128,165
Profit from ordinary activities before taxation	488,121	381,575
Profit from ordinary activities before taxation attributable to the Group	244,060	190,788

15. Interests In Jointly Controlled Entities (continued)

(a) Superhighway project in Guangdong Province (continued)

Assets and liabilities	As at 30th June	
	2001 RMB$'000	**2000** RMB$'000
Non-current assets		
– Toll roads and other assets	11,691,227	11,822,208
Non-current liabilities		
– Loans from joint venture partners and bank loans procured by a joint venture partner	(6,757,736)	(8,153,245)
– Registered capital contributed by a joint venture partner	(744,963)	(745,805)
– Other long-term liabilities	(3,959,373)	(1,206,093)
Current assets	552,974	128,922
Current liabilities	(347,385)	(2,013,442)

Phases II and III of the Superhighway ("Guangzhou-Zhuhai Superhighway")

The rights and interests in the development of Phases II and III of the Superhighway were transferred to another subsidiary, Hopewell Guangzhou-Zhuhai Superhighway Development Limited ("HGZ Superhighway"), free of any payment.

Under the joint venture contract entered into with the Guangdong Provincial Highway Construction Company, Guangzhou-Zhuhai Superhighway will be developed in three phases through a jointly controlled entity to be established for this purpose. The co-operation period of Phase I of Guangzhou-Zhuhai Superhighway will be 30 years from the date on which the business licence of the jointly controlled entity is granted. The co-operation period of Phases II and III of Guangzhou-Zhuhai Superhighway will be 30 years from the respective commencement dates of the construction works for these phases. During the co-operation period of Phase I, HGZ Superhighway is entitled to 50% of the operating surplus of the jointly controlled entity arising from this phase after repayment of its borrowings. At the end of the co-operation period, all the immovable assets of the jointly controlled entity and facilities of the project will revert to the PRC partner without compensation. Detailed terms for development of Phases II and III of Guangzhou-Zhuhai Superhighway are yet to be agreed by the parties concerned. The joint venture contract is subject to approval by relevant PRC authorities.

(b) Highway project in Shunde

A subsidiary, Hopewell Shunde Roads Limited ("Hopewell Shunde"), entered into joint venture contracts with a PRC party for the construction and operation of a highway system in Shunde, the PRC, which are undertaken by a co-operative joint venture company established in the PRC named Shunde Municipal Shunhope Highway Construction Company Limited ("Shunde Shunhope"). The co-operation period is 33 years from 23rd August, 1993, comprising a construction period of 3 years and an operation period of 30 years. The Group is entitled to share the operating surplus of Shunde Shunhope after repayment of its borrowings and repatriation of registered capital. The highway was officially opened in August 1996.

During the year, the Group's 25% interest in Shunde Shunhope and part of the advances made by Hopewell Shunde together with interest thereon were disposed of at an aggregate consideration of approximately HK$662 million, resulting in a gain on disposal of approximately HK$382 million. Upon completion of the disposal, the Group's interest in Shunde Shunhope has been reduced to 25%.

15. Interests In Jointly Controlled Entities (continued)

(c) Ring Road project in Guangzhou

A subsidiary, Hopewell Guangzhou Ring Road (Hong Kong) Limited, entered into a joint venture contract with a PRC party for the construction, operation and management of Guangzhou East-South-West Ring Road, which are undertaken by a co-operative joint venture company established in the PRC named Guangzhou E-S-W Ring Road Company Limited ("Guangzhou Ring Road"). The rights and obligations of Hopewell Guangzhou Ring Road (Hong Kong) Limited were subsequently transferred to its fellow subsidiary, Hopewell Guangzhou Ring Road Limited ("Hopewell Ring Road"). Hopewell Ring Road entered into agreements with a subsidiary of Cheung Kong Infrastructure Holdings Limited, named CKI Guangzhou Ring Roads Limited ("CKI Ring Roads"), and the PRC party whereby the investment cost of Guangzhou East-South-West Ring Road was agreed at RMB4,500 million. Hopewell Ring Road and CKI Ring Roads have each agreed to contribute RMB2,000 million and the PRC party has agreed to contribute RMB500 million to finance the construction of Guangzhou East-South-West Ring Road. The co-operation period shall be 30 years commencing from January 2002.

The Group is entitled to 45% of the operating surplus of Guangzhou Ring Road for the initial ten years of the co-operation period and thereafter the Group's profit entitlement will be reduced to 37.5% for the subsequent ten years and 32.5% for the remaining ten years of the co-operation period.

(d) National Highway 105 project in Shunde

A subsidiary, Hopewell Shunde Highway 105 Limited, has entered into joint venture contracts with PRC parties for the widening and upgrading of the existing National Highway 105 in Shunde, the PRC, which are undertaken by a co-operative joint venture company established in the PRC named Shunde Municipality Shunda Highway Company Limited ("Shunde Shunda"). The co-operation period is 29 years from 31st December, 1997 comprising a construction period of 3 years and an operation period of 26 years. The Company is entitled to a share of 30% of the operating surplus of Shunde Shunda after repayment of its borrowings and repatriation of registered capital. The highway was officially opened in January 2001.

(e) Property development project in Huanggang of Shenzhen

A subsidiary, Hopewell Huang Gang Development Limited ("Hopewell Huang Gang"), entered into a joint venture contract with PRC parties for the development of certain properties in Huanggang of Shenzhen, the PRC, which is undertaken by a co-operative joint venture company established in the PRC named Shenzhen Huanghe Real Estate Development Company Limited ("Shenzhen Huanghe"), for a co-operation period ending on 30th April, 2041. The Group is required to contribute 74% of the registered capital of the Shenzhen Huanghe and is entitled to a share of 40% of the operating surplus of Shenzhen Huanghe after repayment of its borrowings and repatriation of registered capital.

During the year, Hopewell Huang Gang entered into agreements with the joint venture partners for the disposal of its interest in Shenzhen Huanghe at a consideration which is calculated based on the registered capital contributed and advances made by the Group to Shenzhen Huanghe together with interest thereon. The agreements for disposal are subject to approval by the relevant PRC authorities.

(f) Property development project in Macau

The unlisted investment represents the Group's 50% interest in Nova Taipa-Urbanizacoes Limitada ("Nova Taipa"), a limited company incorporated and operating in Macau which is engaging principally in property development. The advances made to Nova Taipa by the Group totalling approximately HK$489 million (2000: HK$478 million) carry interest at commercial lending rates.

16. Interests In Associates

	The Group	
	2001 HK$'000	2000 HK$'000
Share of net assets	116,254	134,657
Amounts due from associates	2,323	684
	118,577	135,341

	The Company	
	2001 HK$'000	2000 HK$'000
Unlisted shares and investments, at cost	12,959	12,957
Less: Impairment loss recognised	(2,750)	(2,750)
Amounts due from associates	1,951	–
	12,160	10,207

Details of the principal associates are set out in note 36.

17. Other Investments

	The Group		The Company	
	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000
BERTS concession (Note)				
Development expenditure, at cost	5,313,000	5,313,000	–	–
Less: Impairment loss recognised	(5,313,000)	(5,313,000)	–	–
	–	–	–	–
Investment securities				
Unlisted equity investments, at cost	131,110	134,244	3,000	3,000
Less: Impairment loss recognised	(90,951)	(90,951)	–	–
	40,159	43,293	3,000	3,000
	40,159	43,293	3,000	3,000

Note:

A subsidiary, Hopewell (Thailand) Limited ("HTL"), entered into a concession agreement with The Ministry of Transport and Communications of Thailand ("MOTC") and The State Railway of Thailand ("SRT") for the construction and operation of an elevated road and train system within the Bangkok Metropolitan area known as the Bangkok Elevated Road and Train System ("BERTS") and for the development of commercial and residential properties along the concession area. The Group has received notices of termination of the concession agreement from MOTC which has been disputed by HTL. Details of the disputes are set out in note 34(b).

18. Long-term Loans Receivable

	The Group	
	2001 HK$'000	2000 HK$'000
Long-term loans receivable	356,055	352,136
Less: Loans due within one year included in current assets (note 22)	(17,912)	(16,387)
	338,143	335,749

19. Inventories

	The Group	
	2001 HK$'000	2000 HK$'000
Construction materials	359	1,662
Hotel and restaurant inventories	9,958	10,493
	10,317	12,155

Included above are inventories of HK$359,000 (2000: HK$1,662,000) which are carried at net realisable value.

The cost of inventories recognised as an expense during the year amounted to approximately HK$75,011,000 (2000: HK$99,354,000).

20. Trade And Other Receivables

Other than rentals receivable, which are payable upon presentation of invoices, the Group allows an average credit period of 15 to 60 days to its trade customers.

The following is an analysis of trade and other receivables outstanding at the balance sheet date:

	The Group	
	2001 HK$'000	2000 HK$'000
Receivables aged		
0 – 30 days	81,910	124,819
31 – 60 days	6,936	7,280
Over 60 days	7,685	105,882
Retentions receivable	34,023	26,672
	130,554	264,653

21. Amounts Due From (To) Customers For Contract Work

	The Group	
	2001 HK$'000	2000 HK$'000
Contract costs incurred	593,848	502,895
Recognised profits less losses	22,172	12,641
	616,020	515,536
Less: Progress billings received and receivable	(646,333)	(607,402)
	(30,313)	(91,866)
Represented by:		
Due from customers included in current assets	4,520	–
Due to customers included in current liabilities	(34,833)	(91,866)
	(30,313)	(91,866)

At 30th June, 2001, retentions held by customers and advances received from customers for contract work amounted to approximately HK$34 million (2000: HK$27 million) and HK$9 million (2000: HK$9 million) respectively.

22. Current Portion Of Long-term Loans Receivable

	The Group	
	2001 HK$'000	2000 HK$'000
Current portion of		
Loan to a jointly controlled entity (note 15)	77,176	39,703
Loans on-lent to a jointly controlled entity financed by bank loans (note 15)	–	1,091,440
Other long-term loans (note 18)	17,912	16,387
	95,088	1,147,530

23. Trade And Other Payables

The following is an analysis of trade and other payables outstanding at the balance sheet date:

	The Group	
	2001 HK$'000	2000 HK$'000
Payables due		
0 – 30 days	184,586	224,728
31 – 60 days	171,378	178,545
Over 60 days	182,123	494,484
Retentions payable	32,660	23,318
Development expenditure payable (Note)	685,033	696,884
	1,255,780	1,617,959

Note:

The development expenditure payable represents construction and plant costs incurred by certain subsidiaries of the Company in connection with the Group's overseas infrastructure projects, the development of which has been suspended. Payments for the expenditure are overdue and have been withheld by the subsidiaries pending the outcome of negotiations currently undertaken to recover the costs of investments in these projects.

24. Share Capital

	The Group and the Company	
	Number of shares 2001 & 2000 '000	Nominal value 2001 & 2000 HK$'000
Ordinary shares of HK$2.50 each		
Authorised	1,200,000	3,000,000
Issued and fully paid	875,982	2,189,955

There were no changes in the share capital of the Company for the two years ended 30th June, 2001.

25. Reserves

	Share premium HK$'000	Investment property revaluation reserve HK$'000	Capital reserve HK$'000	Exchange equalisation reserve HK$'000	Retained profits HK$'000	Total HK$'000
The Group						
At 1st July, 1999	8,508,890	3,476,053	12,665	16,465	241,695	12,255,768
Revaluation decrease	–	(864,000)	–	–	–	(864,000)
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	–	–	–	1,813	–	1,813
Share of reserves of jointly controlled entities and associates	–	–	–	(12,936)	–	(12,936)
Reserve realised on disposal of subsidiaries	–	–	46	(943)	–	(897)
Net profit for the year	–	–	–	–	169,290	169,290
Dividends	–	–	–	–	(96,358)	(96,358)
At 30th June, 2000	8,508,890	2,612,053	12,711	4,399	314,627	11,452,680
Revaluation increase	–	40,815	–	–	–	40,815
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	–	–	–	(8,843)	–	(8,843)
Share of reserves of jointly controlled entities and associates	–	–	–	(31)	–	(31)
Reserve realised on disposal of subsidiaries and jointly controlled entity	–	–	14	2,660	–	2,674
Net profit for the year	–	–	–	–	305,510	305,510
Dividends	–	–	–	–	(105,118)	(105,118)
At 30th June, 2001	8,508,890	2,652,868	12,725	(1,815)	515,019	11,687,687
The Company						
At 1st July, 1999	8,508,890	–	9,872	–	484,421	9,003,183
Net profit for the year	–	–	–	–	137,043	137,043
Dividends	–	–	–	–	(96,358)	(96,358)
At 30th June, 2000	8,508,890	–	9,872	–	525,106	9,043,868
Net profit for the year	–	–	–	–	39,901	39,901
Dividends	–	–	–	–	(105,118)	(105,118)
At 30th June, 2001	8,508,890	–	9,872	–	459,889	8,978,651
Included above is the Group's share of post-acquisition reserves of jointly controlled entities, as follows:						
At 30th June, 2001	–	–	–	1,246	299,368	300,614
At 30th June, 2000	–	–	–	(1,063)	368,322	367,259
Included above is the Group's share of post-acquisition reserves of associates, as follows:						
At 30th June, 2001	–	25,273	–	24,185	53,706	103,164
At 30th June, 2000	–	25,273	–	24,216	72,082	121,571

The Company's total distributable reserves as at 30th June, 2001 represent retained profits of HK$459,889,000 (2000: HK$525,106,000).

26. Long-term Borrowings

	The Group	
	2001 HK$'000	**2000** HK$'000
Unsecured notes payable (Note)	4,408,847	4,523,178
Secured bank loans repayable		
within one year	194,825	1,195,785
between one and two years	448,625	2,020,389
between two and five years	1,734,218	2,522,005
after five years	993,600	–
	3,371,268	5,738,179
Other unsecured loans repayable		
between two and five years	46,234	46,679
	7,826,349	10,308,036
Less: Portion due within one year included in current liabilities		
Syndicated bank loans on-lent to a jointly controlled entity	–	(1,091,440)
Other bank loans	(194,825)	(104,345)
	(194,825)	(1,195,785)
	7,631,524	9,112,251

Note:

The balance represents

	The Group	
	2001 HK$'000	**2000** HK$'000
Principal amount of the notes payable		
between two and five years	1,513,200	1,559,200
after five years	2,980,341	3,068,506
	4,493,541	4,627,706
Less: Unamortised note issue expenses	(84,694)	(104,528)
	4,408,847	4,523,178

The unsecured notes were issued by a subsidiary, Guangzhou-Shenzhen Superhighway (Holdings) Ltd., at a consideration comprising 99.622% of an aggregate principal of US$200 million ("2004 Notes") and 99.349% of an aggregate principal of US$400 million ("2007 Notes"). The 2004 Notes and 2007 Notes carry interest at $9\frac{7}{8}$% per annum and $10\frac{1}{4}$% per annum respectively which are payable semi-annually in arrears on 15th February and 15th August of each year.

26. Long-term Borrowings (continued)

The 2004 Notes and 2007 Notes will mature on 15th August, 2004 and 15th August, 2007 respectively at 100% of their principal amount, unless redeemed earlier pursuant to the terms of the relevant notes. The 2004 Notes shall be redeemed on their maturity date. The 2007 Notes are redeemable at the option of the issuer at any time on or after 15th August, 2002, in whole or in part, at the following redemption prices plus accrued interest:

Year	Redemption price
2002	105.1250%
2003	102.5625%
2004 and thereafter	100.0000%

The aggregate principal value of notes outstanding at 30th June, 2001 is approximately US$593.6 million (2000: US$593.6 million). The Group's liability shown above is presented net of notes with an aggregate principal value of approximately US$17.5 million (2000: Nil) repurchased during the year and held by the Group at the balance sheet date.

27. Warranties

	The Group		The Company	
	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000
Warranties payable (Note a)				
Within one year	78,000	77,960	78,000	77,960
Between one and two years	78,000	77,960	78,000	77,960
Between two and five years	78,000	155,920	78,000	155,920
	234,000	311,840	234,000	311,840
Other warranty provisions (Note b)	164,059	164,059	–	–
	398,059	475,899	234,000	311,840
Less: Portion due within one year included in current liabilities	(78,000)	(77,960)	(78,000)	(77,960)
	320,059	397,939	156,000	233,880

Notes:

(a) The warranties payable carry interest at 10% per annum. Circumstances giving rise to such warranties are detailed in note 34(a).

(b) In the opinion of the directors, the other warranty provisions, which were made by the Group in prior years, will not become payable within one year from the balance sheet date, accordingly the provisions are classified as non-current liabilities.

28. Amounts Due To Subsidiaries

The amounts due to subsidiaries are unsecured and interest free without fixed repayment terms. In 2000, such amounts to the extent of approximately HK$38,065,000 carried interest at commercial lending rates and the balance is interest free. Repayment of the amounts will not be demanded within one year from the balance sheet date, accordingly the amounts are classified as non-current liabilities.

29. Amounts Due To Associates

The amounts due to associates are unsecured and interest free without fixed repayment terms. Repayment of the amounts will not be demanded within one year from the balance sheet date, accordingly the amounts are classified as non-current liabilities.

30. Reconciliation Of Profit From Ordinary Activities Before Taxation To Net Cash Inflow From Operating Activities

	The Group	
	2001 HK$'000	2000 HK$'000
Profit from ordinary activities before taxation	335,526	195,210
Share of results of jointly controlled entities and associates	(224,820)	(223,297)
Interest income from jointly controlled entities	(519,616)	(444,031)
Interest expenses less amounts capitalised and amount borne by a jointly controlled entity	726,037	628,610
Notes issue expenses amortised	17,260	17,148
Depreciation of property, plant and equipment	15,908	17,084
Profit on disposal of interest in a jointly controlled entity	(381,832)	–
Impairment loss on a hotel property under development	290,000	–
Loss on disposal of subsidiaries	–	46
Amortisation of cost of investment in jointly controlled entities	36,543	31,676
Loss on disposal of property, plant and equipment	2,141	646
Gain on repurchase of notes	(22,791)	(15,335)
Decrease in inventories	1,838	7,061
Decrease in properties for sale	1,488	–
Decrease in trade and other receivables, deposits and prepayments	138,417	84,910
Decrease in trade and other payables and rentals and other deposits	(323,314)	(3,968)
(Increase) decrease in amounts due from customers for contract work	(4,520)	1,039
(Decrease) increase in amounts due to customers for contract work	(57,033)	53,812
Net cash inflow from operating activities	31,232	350,611

31. Analysis Of Changes In Financing During The Year

	Warranties HK$'000	Long-term borrowings and short-term loans not within three months of maturity* HK$'000
Balance at 1st July, 1999	551,959	10,482,788
Exchange adjustments	1,900	25,970
Net cash (outflow) inflow from financing activities	(77,960)	30,260
Gain on repurchase of notes	–	(15,335)
Notes issue expenses charged to income statement	–	17,148
Balance at 30th June, 2000	475,899	10,540,831
Exchange adjustments	160	(4,068)
Net cash outflow from financing activities	(78,000)	(2,376,883)
Gain on repurchase of notes	–	(22,791)
Notes issue expenses charged to income statement	–	17,260
Balance at 30th June, 2001	398,059	8,154,349

	2001 HK$'000	2000 HK$'000
* Included in:		
Long-term borrowings	7,826,349	10,308,036
Short-term bank loans	328,000	200,000
Other short-term loans	–	32,795
	8,154,349	10,540,831

32. Charges On Assets And Options To Acquire Shares In A Subsidiary

(a) The Group's investments in certain jointly controlled entities engaging in the development of infrastructure projects are pledged to the lenders to secure the bank loan facilities to the extent of approximately HK$1,190 million (2000: HK$4,112 million) granted to the Group and its jointly controlled entities to finance the development of such projects.

(b) Other credit facilities of the Group to the extent of approximately HK$2,934 million (2000: HK$2,908 million) were secured by mortgages or charges on the Group's properties, bank deposits and other assets with an aggregate carrying value of approximately HK$7,186 million (2000: HK$7,204 million). At the balance sheet date, such facilities were utilised to the extent of approximately HK$2,765 million (2000: HK$2,614 million).

(c) The amounts due by certain subsidiaries to their holding companies totalling approximately HK$6,905 million (2000: HK$11,312 million) have been subordinated to the syndicated bank borrowings of the Group which were utilised to finance the development projects undertaken by such subsidiaries.

(d) Under an arrangement in connection with the credit facilities granted to the Group, the Group has granted an option, at nominal consideration, to the lender to purchase to the extent of 5% of the interests in a subsidiary which acts as the holding company of subsidiaries operating principally in the PRC. The option is only exercisable upon the future successful public flotation of this subsidiary at a price per share which would be the same as the share price of the subsidiary's shares available for public subscription.

33. Commitments

At the balance sheet date, companies in the Group had outstanding commitments as follows:

(a) Guangzhou-Zhuhai Superhighway, the PRC

As detailed in note 15(a), a subsidiary has undertaken the development of Guangzhou-Zhuhai Superhighway through a jointly controlled entity to be established in the PRC. The estimated total development expenditure for Phase I of Guangzhou-Zhuhai Superhighway amounted to approximately RMB1,680 million of which RMB294 million will be provided by the Group. Up to the balance sheet date, development expenditure of approximately RMB134 million (2000: RMB117 million) has been incurred by the Group for this project.

(b) Ring Road project in Guangzhou, the PRC

As detailed in note 15(c), a subsidiary has undertaken the development of the Guangzhou East-South-West Ring Road through a jointly controlled entity established in the PRC. The subsidiary, pursuant to agreements entered into with CKI Ring Roads and the PRC joint venture partner, has agreed to fund the construction to the extent of RMB2,000 million, of which approximately RMB446 million (2000: RMB486 million) remained outstanding at the balance sheet date.

(c) Power Station Project in the Republic of Indonesia

A subsidiary has undertaken the development of the Tanjung Jati B Power Station in Indonesia. The total development cost is estimated to be approximately HK$13,687 million. Development expenditure and project costs incurred up to the balance sheet date amounted to approximately HK$3,163 million (2000: HK$3,163 million). The Group has issued a notice to P.T. PLN (Persero), an electricity company operating in Indonesia, of the occurrence of certain Events of Force Majeure under the terms of the power purchase agreement. The development of this project has been temporarily suspended.

33. Commitments (continued)

(d) Other investments

(i) A subsidiary has agreed to provide funds to the extent of HK$800 million to a jointly controlled entity for the development of its property development project. At the balance sheet date, funds advanced by the subsidiary to the jointly controlled entity amounted to approximately HK$489 million (2000: HK$478 million). In addition, as at that date, the Group's share of property development expenditure of the jointly controlled entity, which was contracted but not provided for in the financial statements, amounted to approximately HK$374,000 (2000: HK$44,000,000).

(ii) The Group, through its subsidiaries, has also agreed to undertake the development of the commercial and residential properties in Machong county of Dongguan, the PRC, subject to approval by the relevant authority and/or the signing of formal project agreements, the terms and conditions of which have yet to be finalised.

(e) Property development expenditures

	The Group		The Company	
	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000
Authorised but not yet contracted	21,513	75,660	–	–
Contracted but not provided	66,519	37,166	–	–
	88,032	112,826	–	–

34. Contingencies

At the balance sheet date, there were contingencies as follows:

(a) Disposal of CEPA

In connection with the disposal by the Group of its interests in Consolidated Electric Power Asia Limited ("CEPA") in prior years, the Group entered into an agreement with the purchaser under which the purchaser and its affiliates agreed to release and discharge the Group from all claims whatsoever that they may have against the Group arising under the sale agreement. The Group has also agreed to release and discharge the purchaser and its affiliates from all claims whatsoever the Group may have against them. In consideration thereof, the Group has agreed to give certain performance undertakings and indemnities and to make warranty payments to the purchaser and its affiliates which have been provided for in prior years.

(b) Transport system in Thailand

The Ministry of Transport and Communications of Thailand ("MOTC") has issued termination notices to Hopewell (Thailand) Limited ("HTL") to terminate the concession agreement entered into with HTL and reserved the rights to claim for any damages arising from such termination. MOTC has also issued a letter to seize all the concession payments which have been made by HTL and the performance bond of approximately HK$86 million issued by a bank on behalf of HTL. However, the Government party has been unable to seize the bond since grounds for termination are disputed. In September 1998, MOTC confirmed the termination of the concession agreement and stated that HTL will be informed of the amount of damages in the future. On the other hand, HTL contended that the concession has been confiscated or expropriated by MOTC outside the terms of the concession agreement and has made a claim for damages of approximately Baht 100 billion and demanded MOTC to release the aforesaid performance bond.

34. Contingencies (continued)

(c) Tanjung Jati B Power Station in the Republic of Indonesia

A subsidiary, Slipform Engineering Limited, has given guarantees to certain members of the contractor consortium undertaking the construction of the Tanjung Jati B Power Station for the due performance of contractual and payment obligations of certain subsidiaries of the Company which are members of the contractor consortium.

(d) Infrastructure project in Luzon

A legal action was taken by a former director and a company related to him against the Company claiming, inter alia, compensation for expenses allegedly incurred in connection with a proposed infrastructure project in Luzon, the Republic of the Philippines, of approximately HK$13.9 million and a declaration that the Company is contractually bound to allocate certain percentage of shares in the associate undertaking that project. The Company has filed a defence against the claims and intends to contest the case vigorously. The directors, based on legal advice obtained, are of the opinion that the case is without merit and would not result in any material loss to the Group.

(e) Other projects

A legal action was taken by a supplier against a subsidiary of the Company claiming, inter alia, compensation for alleged breach of contract of approximately HK$23 million in connection with the construction of a road project in prior years. The subsidiary intends to contest the case vigorously. The directors, based on legal advice obtained, are of the opinion that the case is without merit and would not result in any material loss to the Group

(f) Other counter indemnities and guarantees

	The Group		The Company	
	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000
Counter indemnities given in respect of performance bonds issued for other construction projects	28,885	28,885	28,885	28,885
Guarantees given for credit facilities of subsidiaries	–	–	3,994,554	3,422,254

35. Principal Subsidiaries

The following list contains only the details of the subsidiaries which principally affect the results, assets or liabilities of the Group as the directors are of the opinion that a complete list of all the subsidiaries will be of excessive length. Except otherwise indicated, all the subsidiaries are private companies incorporated and are operating principally in the place of incorporation and all issued shares are ordinary shares. None of the subsidiaries had any loan capital outstanding during the year or at the end of the year.

Name of company	Paid up issued share capital	Proportion of nominal value of issued ordinary share capital held by the Company Directly %	Indirectly %	Principal activities
Incorporated in Hong Kong:				
Goldhill Investments Limited	2 shares of HK$100 each and 60,600 non-voting deferred shares of HK$100 each	–	100	Property investment
Hopewell China Development (Superhighway) Limited (ii)	2 shares of HK$1 each and 2 non-voting deferred shares of HK$1 each	–	97.5	Investment in superhighway project
Hopewell Construction Company, Limited	200,000 shares of HK$100 each	–	100	Construction, project management and investment holding
HH Finance Limited	100,000 shares of HK$10 each	100	–	Loan financing
Hopewell Food Industries Limited	1,000,000 shares of HK$1 each	–	100	Restaurant operation
Hopewell Guangzhou-Zhuhai Superhighway Development Limited (ii)	2 shares of HK$1 each and 2 non-voting deferred shares of HK$1 each	–	100	Investment in superhighway project
Hopewell Housing Limited	30,000 shares of HK$100 each	100	–	Property agents and investment holding
Hopewell Huang Gang Development Limited (ii)	2 shares of HK$1 each	–	100	Property investment
Hopewell Property Management Company Limited	2 shares of HK$100 each	100	–	Building management
Hopewell Shunde Roads Limited (ii)	2 shares of HK$1 each	–	100	Investment in highway system project
Hopewell Slipform Engineering Limited	2,000,000 shares of HK$1 each	–	100	Construction specialist sub-contractor

35. Principal Subsidiaries (continued)

Name of company	Paid up issued share capital	Proportion of nominal value of issued ordinary share capital held by the Company Directly %	Indirectly %	Principal activities
Incorporated in Hong Kong: (continued)				
Hopewell 108 Limited	1,000 shares of HK$100 each	–	100	Property investment
Hopewell 109 Limited	100 shares of HK$100 each	100	–	Investment holding
Hopewell 110 Limited	10,000 shares of HK$100 each	–	100	Property investment and development
International Trademart Company Limited	2 shares of HK$1 each and 10,000 non-voting deferred shares of HK$1 each	–	100	Property investment and operation of a trademart
Kowloon Panda Hotel Limited	2 shares of HK$100 each and 20,000 non-voting deferred shares of HK$100 each	–	100	Hotel ownership and operations
Lok Foo Company Limited	52,000 shares of HK$100 each	100	–	Investment holding
Mega Hotels Management Limited	3,000,000 shares of HK$1 each	90	–	Hotel management and investment holding
Parkgate Enterprises Limited	10,000 shares of HK$10 each	–	100	Property investment
Slipform Engineering Limited	1,000,001 shares of HK$1 each	–	100	Construction, project consultant and investment holding
Wetherall Investments Limited	2 shares of HK$1 each and 2 non-voting deferred shares of HK$1 each	–	100	Property investment and investment holding
Yuba Company Limited	10,000 shares of HK$1 each	–	100	Property investment
Incorporated in Macau:				
Slipform Engineering (Macau) Limited	500,000 shares of MOP1 each	–	100	Civil and building construction
Incorporated in the British Virgin Islands:				
Frederique Securities Limited (i)	1 share of US$1 each	100	–	Treasury investment
Goldvista Properties Limited (i)	1 share of US$1 each	–	100	Property investment

35. Principal Subsidiaries (continued)

Name of company	Paid up issued share capital	Proportion of nominal value of issued ordinary share capital held by the Company Directly %	Indirectly %	Principal activities
Incorporated in the British Virgin Islands: (continued)				
Guangzhou-Shenzhen Superhighway (Holdings) Ltd. (i)	20,000 shares of US$1 each	–	97.5	Investment holding
Hopewell Guangzhou Ring Road Limited (ii)	1 share of US$1 each	–	100	Investment in highway system project
Kammer Investment Limited (i)	1 share of US$1 each	100	–	Investment holding
Primax Investment Limited (i)	1 share of US$1 each	100	–	Investment holding
Procelain Properties Ltd. (i)	1 share of US$1 each	–	100	Property investment
Singway (B.V.I.) Company Limited (i)	1 share of US$1 each	–	100	Property investment
Tubanan Power Limited (i)	100 shares of US$1 each	–	100	Investment holding
Yee Shing International Limited (ii)	1 share of US$1 each	–	100	Treasury investment
Incorporated in Cayman Islands:				
Delta Roads Limited (i)	46,422 shares of HK$10 each	–	100	Investment holding
Incorporated in Thailand:				
Hopewell (Thailand) Limited	1,500,000,000 shares of Baht 10 each	100	–	Investment in an elevated road and train system
Incorporated in the Republic of Malta:				
Grand Hotel Excelsior Limited	50,000 shares of LM1 each	–	100	Development and operation of a hotel
Slipform Engineering (Malta) Limited	10,000 shares of LM1 each	–	100	Project management and construction
Incorporated in Indonesia:				
P.T. Hi Power Tubanan I	2,200,000 shares of US$100 each paid up to an aggregate of US$220,000,000	–	80	Development of a power station project

Notes:

(i) Operating principally in Hong Kong
(ii) Operating principally in other regions in the PRC

35. Principal Subsidiaries (continued)

Notes: *(continued)*

The non-voting deferred shares carry practically no rights to dividends nor to receive notice of nor to attend or vote at any general meeting of the relevant companies nor to participate in any distribution on winding up.

Particulars of the subsidiaries, including those subsidiaries not listed above, will be annexed to the next annual return of the Company to be filed with The Registrar of Companies in accordance with the Companies Ordinance.

36. Principal Associates

Particulars regarding the principal associates, all of which are incorporated and operating in Hong Kong except otherwise indicated, are as follows:

Name of company	Proportion of nominal value of issued capital held by the Company directly %	Principal activities
Granlai Company Limited (i)	46	Property investment
Manrose Limited	50	Investment holding
Shin Ho Ch'eng Development Limited (i) and (ii)	20	Hotel operation

Notes:

(i) Adopted 31st December as financial year end date

(ii) Operating principally in the PRC

Particulars of the associates, including those associates not listed above, will be annexed to the next annual return of the Company to be filed with The Registrar of Companies in accordance with the Companies Ordinance.

37. Approval of Financial Statements

The financial statements on pages 43 to 79 were approved by the Board of Directors on 18th September, 2001.

LIST OF MAJOR PROPERTIES

A. Completed investment properties and hotel property (unless otherwise specified, these properties are held under long-term lease):

Property/land	Location	Use	Site area (sq.m.)	Gross floor area (sq.m.)	Group's interest (%)
Hongkong International Trade & Exhibition Centre (medium-term lease)	1 Trademart Drive Kowloon Bay, Kowloon.	Conference, exhibition, restaurant, office and carparks	22,280	163,702*	100
Hopewell Centre	183 Queen's Road East, Wanchai, Hong Kong.	Commercial, office and carparks	5,207	78,102*	100
Panda Hotel (medium-term lease)	3 Tsuen Wah Street, Tsuen Wan,	Commercial and carparks		22,689*	100
		Hotel operation		49,073	100
– Shopping arcade & carparks – Hotel property	New Territories.		5,750	71,762	
Allway Gardens Shopping Arcade (medium-term lease)	9 On Yuk Road, Tsuen Wan, New Territories.	Commercial	N/A	20,742	100
125 carparking spaces at Allway Gardens (medium-term lease)	9 On Yuk Road, Tsuen Wan, New Territories.	Carparks	N/A	N/A	100
80 carparking spaces at Wu Chung House (medium-term lease)	3/F-5/F, 213 Queen's Road East, Hong Kong.	Carparks	N/A	N/A	100
22/F-24/F and car parking spaces V1-V15, Hing Wai Centre (medium-term lease)	No. 7 Tin Wan Praya, Road, Aberdeen, Hong Kong.	Industrial, commercial and carparks	N/A	7,551*	100

B. Properties for/under development:

Property/land	Location	Use	Site area (sq.m.)	Gross floor area (sq.m.)	Group's interest (%)
Mega Tower Hotel	Kennedy Road Ship Street, Hau Fung Lane, Wanchai, Hong Kong.	Commercial & Hotel (Development at planning stage)	6,836#	171,343	100
196-206 Queen's Road East	196-206 Queen's Road East, Wanchai, Hong Kong.	For development	464	N/A	100
City East Building	214-224 Queen's Road East, Wanchai, Hong Kong.	For development	459	4,146*	100
9-19 Sam Pan Street Hong Kong	9-19 San Pan Street, Wanchai, Hong Kong.	For development	623	N/A	100
Nova Taipa Gardens	North shore of Taipa Island, Macau.	Residential, commercial, hotel/conventional centre and carparks (Substructure works for Phase II completed)	175,729	973,203	50
Grand Hotel Excelsior	Great Siege Road, Floriana, Republic of Malta.	Hotel (Under redevelopment)	33,428	55,328	100

Note:

* Excluding car parking spaces.

\# Total site area of the land required for the property development is 11,040 sq.m. of which a total of 6,836 sq.m. are held by the Group and a total of 4,204 sq.m. will be acquired by the Group mainly by way of land exchange with the government at a premium yet to be finalised.

目錄

集團

財務摘要 2

五年財政概要 3

主席報告書 4

業務回顧 10

基建 12

物業 22

酒店 24

建築工程 26

財務綜論 28

董事局報告書 30

上市規則第19項應用指引 39

公司資料 40

財務報表 41

核數師報告書 42

綜合收益表 43

綜合資產負債表 44

公司資產負債表 46

綜合已確認收益及虧損報表 47

綜合現金流動表 48

財務報告表附註 50

主要物業一覽表 80

營業額 按業務分佈


3%
21%
30%
30%
16%

合計=港幣1,750,000,000元

- 物業租賃、代理及管理
- 基建項目
- 酒店及食品經營
- 建築及項目管理
- 財務投資及其他

營業額 按地區分佈


35%
65%

- 香港
- 中華人民共和國之其他地區

除利息及稅項前溢利


3%
24%
73%

合計=港幣1,011,000,000元

- 物業租賃、代理及管理
- 基建項目
- 酒店及食品經營，建築及項目管理、財務投資及其他

股東應佔溢利


港幣百萬元
350
300
250
200
150
100
50
169
306
2000
2001

股東權益


港幣百萬元
14,000
12,000
10,000
8,000
6,000
4,000
2,000
13,643
13,878
2000
2001

每股資產淨值


港幣
16
14
12
10
8
6
4
2
15.57
15.84
2000
2001

淨債務總額對比股東權益


港幣百萬元
14,000
12,000
10,000
8,000
6,000
4,000
2,000
10,197
13,643
7,845
13,878
2000
2001

淨債務總額　股東權益

淨債務總額對比總資本


港幣百萬元
28,000
24,000
20,000
16,000
12,000
8,000
4,000
24,289
10,197
22,306
7,845
2000
2001

淨債務總額　總資本

截至六月三十日止年度

綜合業績

	1997 港幣百萬元	1998 港幣百萬元	1999 港幣百萬元	2000 港幣百萬元	2001 港幣百萬元
營業額	**2,850**	**1,476**	**1,348**	**1,572**	**1,750**
日常業務除稅前溢利(虧損)	(1,088)	(2,839)	189	195	336
稅項	(155)	(49)	(32)	(20)	(27)
未計少數股東權益前溢利(虧損)	(1,243)	(2,888)	157	175	309
少數股東權益	(394)	(1)	(3)	(6)	(3)
股東應佔溢利(虧損)	**(1,637)**	**(2,889)**	**154**	**169**	**306**

於六月三十日止

綜合資產及負債

	1997 港幣百萬元	1998 港幣百萬元	1999 港幣百萬元	2000 港幣百萬元	2001 港幣百萬元
投資物業	11,963	8,957	7,222	6,358	6,385
物業、機械及設備	648	1,169	1,185	1,154	1,119
待發展或發展中之物業	789	834	864	935	662
合營企業權益	16,820	16,632	16,194	15,680	14,569
其他非流動資產	3,458	750	611	615	584
流動資產	2,272	2,908	1,863	2,067	875
流動負債	(7,346)	(4,745)	(3,836)	(3,563)	(2,293)
遠期負債	(6,605)	(10,507)	(9,652)	(9,593)	(8,010)
少數股東權益	(2)	(1)	(5)	(10)	(13)
資產淨值	**21,997**	**15,997**	**14,446**	**13,643**	**13,878**

附註： 隨著採納香港會計師公會頒佈之會計實務準則第一條(修訂)及第二十四條，一九九七年及一九九八年六月三十日止年度之綜合業績及其於結算日止之綜合資產已作重列。



「我們致力增強財務根基、穩固盈利基礎及為股東提供更佳之回報。」

綜合業績

本人欣然宣佈，合和實業有限公司於二零零一年度業績持續向好，發展穩健。截至二零零一年六月三十日止年度，集團除利息及税項前溢利為港幣1,011,000,000元，較去年上升19%。淨溢利為港幣306,000,000元，較去年上升80%。每股溢利為港幣34.9仙。

股息

董事局議決就截至二零零一年六月三十日止年度擬派付之末期股息為每股港幣7仙（二零零零年：每股港幣6仙）。連同於二零零

一年五月十日已派付之中期股息每股港幣5仙，截至二零零一年六月三十日止年度之股息總額為每股港幣12仙（二零零零年：每股港幣11仙），較去年增幅9%。待股東於二零零一年十月三十一日舉行之股東週年大會批准後，末期股息將約於二零零一年十一月七日派付予於二零零一年十月三十一日營業時間結束時已登記之股東。

財務

於回顧年內，集團財政狀況進一步加強。憑藉穩定之現金流量及充足資源，集團得以妥善安排其財務活動。

年內，集團清償廣深高速公路無追索權銀團貸款，並已由合作公司與國內銀行安排一項300,000,000美元的貸款取替。此外，集團亦將另一項為數港幣1,380,000,000元之銀團貸款再融資，息率較原來的貸款為低，年期則延長至二零零七年。

於二零零一年六月三十日結算，綜合淨債務為港幣7,845,000,000元，相對於股東權益港幣13,878,000,000元，比率為57%，較去年75%為低，反映集團致力維持最適當資本槓杆比率。

集團將致力為目前及未來所有投資項目爭取最低之財務成本，鞏固財政狀況，確保股東有更佳的利益回報。

市況及業務回顧

於回顧年內，鑑於新經濟泡沫爆破及美國經濟轉弱，香港及亞洲各地復甦速度較預期緩慢，商業市場之經營環境普遍疲弱。然而，本集團業務根基雄厚，年內致力加強核心業務發展，並積極改善財政狀況。經常性核心業務全線錄得增長，為集團帶來溢利貢獻。

基建

基建業務於四大核心業務中表現最為突出，除利息及稅項前溢利達港幣736,000,000元，比去年上升19%。集團主要參與投資位於廣東省珠江三角洲地區之交通基建項目。二零零零年廣東省國內生產總值上升10.5%，持續成為國內其中一個經濟高增長的省份，當中珠江三角洲地區更保持高速發展。省內道路系統發展完善，客貨車擁有量於年內增長20%。集團於區內投資經營之公路均為貫通重要省市之主要幹道，與珠江三角洲地區的各條公路組成主要的公路網絡，車流量持續穩步增長。

於回顧年內，廣州深圳高速公路車流量及路費收入皆錄得雙位數字增長，分別為13%及10%。順德公路車流量增長5%。順德105國道於二零零零年十月主線通車以來，車流量升幅比去年增長21%。廣州東南西環高速公路全線於二零零零年六月啟用，待其他接駁公路建成後，車流量將進一步提升。

物業

在本港經濟發展轉型的情況下，各級別的寫字樓表現各有不同。幸而由於整體新落成量減少，位於港島核心地區的寫字樓仍然深受跨國企業、財務機構、電訊公司及貿易公司歡迎，令出租率保持高水平。本集團之旗艦物業 — 合和中心 — 平均出租率達94%，是集團經常性收益之重要部份。預期租務情況會隨經濟回穩而得到改善。

九龍灣國際展貿中心的出租率亦保持平穩。集團早前獲得城市規劃委員會初步批准，將展貿中心之用途限制放寬，加入商業用途。政府計劃於未來數年拓展東南九龍地區，相信展貿中心的用途經擴大後，定可密切配合該區之商業發展。

酒店

二零零零年旅遊業顯著復甦，訪港旅客人數突破13,060,000，較一九九六年創下的12,970,000人次紀錄還要高，可見旅遊業已回復增長，並且帶動酒店業的發展。酒店業務除利息及税項前溢利由虧轉盈達港幣33,000,000元。旗下於香港之悦來酒店及於廣州之中國大酒店入住率保持良好，為集團帶來穩定之收益。此外，在嚴格控制成本開支的情況下，飲食業務之表現大有改善。酒店及各食品公司將不斷推陳出新，配合市場需求，進一步增加營運利潤。

建築工程

經濟不景氣令本港的建築市道變得蕭條，工程項目的需求持續減少。二零零零年本港主要承建商所完成工程總額較前年下跌4%，其中私人地盤之工程項目更下跌10%，可見過往以私人工程項目為主導之趨勢有所改變。集團近年以承接政府工程項目為主，收入穩定。此外，集團積極推動具環保概念的「滑爬模」建築方法，提升物業的質素。

其他發展

集團繼續為東南亞兩個投資項目－曼谷高架公路及鐵路系統及印尼Tanjung Jati B電廠－與有關政府進行商討賠償。集團將儘力爭取最妥善之解決方法，以保障股東利益為依歸。

展望

在美國經濟步伐減慢的影響下，全球息率自二零零一年起不斷下調，這正有利集團進行財務再融資。集團於來年將繼續嚴格控制成本，致力鞏固財務基礎，加上各項業務發展良好，相信可爭取較有利之信貸條款。長遠來說，集團將全力維持穩定的現金流量，減低借貸水平，加強資金流動性，鞏固盈利基礎，增加股東的回報利益。

本年度集團經常性核心業務皆錄得溢利增長。基建項目表現理想，物業回報穩定，酒店及建築錄得盈利，可見把業務集中發展為集團帶來了一個穩固及盈利增長的基礎。預計來年全球經濟體系將

受美國經濟轉弱而面臨很大的挑戰，故此集團將加強核心業務之發展。中國行將加入世貿，國內市場的經貿活動將有所增加，集團之基建項目料可受惠。集團更會因應經濟狀況及市場需求，減低經營成本，提高回報盈利。

中港兩地商業聯繫預料會隨中國入世而更形密切，並刺激內地進出口貿易發展，香港作為中介點，必須建立完善通往國內的陸路運輸系統。集團目前正研究興建連接粵港澳大橋，以貫通三地交通。另一方面，集團正就其物業發展項目進行積極評估，將因應市況訂定合適的發展策略。

人事

集團年內委任李嘉士先生為獨立非執行董事及胡文新先生為執行董事，生效日期分別為二零零一年三月二十一日及六月十五日。

鳴謝

本人謹向董事局及集團各部門員工致謝，感激他們過去一年的支持和努力。希望他們繼續努力，為集團創造佳績。

胡應湘爵士 KCMG, FICE
主席暨董事總經理

香港，二零零一年九月十八日



業務回顧



建築工程





物業






基建

本集團在國內投資參與五個公路項目，總長合共360公里，全部位於廣東省珠江三角洲地區，其中四條公路已投入營運，餘下廣珠高速公路項目亦已在籌建階段。這些項目皆由集團與國內合作夥伴以合營方式合作發展及經營。

廣東省經濟發展理想，經貿活動相當頻繁，省內交通基礎設施發展完善。本集團基建業務於回顧年內業績理想。集團投資參與的所有公路車流量皆錄得增長，每日平均車流量合共達337,000架次，比去年上升13%。基建業務溢利（主要包括利息收入及應佔合作公司之業績）佔集團除利息及稅項前溢利達73%。



東南西環高速公路主橋—丫髻沙大橋



順德公路順德立交


皇崗收

廣深高速公路
皇崗收費站



於廣深高速公路之同樂檢查站

交通控制中心



營運中之中國合作公司之合併業績

	2001 人民幣百萬元
路費收入	2,388
除利息及稅項前溢利	1,762
利息支出	(1,426)
稅項	—
淨溢利	336

附註：(1) 根據香港會計實務準則，合作公司之業績不以合併會計處理方法反映於本集團財務報告表內。

(2) 集團綜合收益表內包括來自合作公司之利息收入及根據權益法計算之集團應佔合作公司之溢利，總計港幣765,000,000元，合作公司之營業額並不合併入集團之營業額內。

廣深高速公路

項目摘要

位置	中國廣東省廣州市至深圳市
長度	122.8公里
車道	雙向三車道
級別	高速公路
合作營運期	一九九七年七月至二零二七年六月
分潤比例	1-10年：50% 11-20年：48% 21-30年：45%

廣深高速公路是連接香港、深圳、東莞和廣州的主要交通幹道。於回顧年內，每日平均車流量達108,000架次，較去年增長13%；同時，路費收入增長10%達人民幣1,767,000,000元。

路費收入


廣深高速公路
人民幣
百萬元
2,100
1,800
1,500
1,200
900
600
300
1,614
1,767
2000
2001

每日平均車流量


廣深高速公路
110,000
100,000
90,000
80,000
70,000
60,000
50,000
95,400
108,000
2000
2001

隨着連接公路沿線的新接駁道路，如廣州的北二環高速公路、東莞的科技大道及深圳寶安立交和相關接駁路於二零零一年建成，廣深高速公路與各地方路段的聯繫將更趨完善，公路的車流量將會相應增多。

為了應付日益增加之車流量及提升公路的營運效率，合作公司已實施一系列的措施，包括擴大位於交通繁忙的互通立交內之收費站及加裝閉路電視，加強監控；並於沿線增加兩個新的加油站，令公路的配套設施更趨完善。此外，現行的磁卡式收費系統將提升為可兼用集成電路卡（I.C. 卡）的系統，以增強收費系統的可靠性。此外，合作公司正計劃於來年採用ISO9000的國際管理標準，進一步提升公司的管理質素。

本集團於二零零一年一月清償廣深高速公路無追索權銀團貸款，由合作公司與國內銀行安排一項十年期的三億美元借款取替。本集團清償該銀團貸款後，無需再承擔有關債項，大大改善現金流量及負債比率。


高速公路三億美元項目貸款

廣深高速公路項目貸款簽署儀式

順德公路

項目摘要

位置	中國廣東省順德市
長度	102.4公里
車道	雙向三車道
級別	一級公路
合作營運期	一九九六年八月至二零二六年八月
分潤比例	25%

順德公路是順德市內的核心道路網絡，由四條公路連接八座主要大橋組成，是通往鄰近各市的主要通道。

順德公路車流量於回顧年內增長5%達99,800架次，路費收入增加2%。在日後廣珠高速公路建成後，將與順德公路的碧桂路段連接，公路的車流量可望進一步上升。

為合理調整集團於順德市內的投資，集團於二零零零年十二月完成將其於合作公司所持有的其中25%權益轉讓予國內合作夥伴的交易。集團就此項交易於二零零零年度及二零零一年度共收取港幣662,000,000元，以抵償經營虧損港幣382,000,000元。有關轉讓令集團於合作公司之權益由50%下降至25%，集團的管理權限則維持不變。

每日平均車流量


順德公路
100,000
95,000
90,000
85,000
80,000
75,000
70,000
95,300
99,800
2000
2001



順德公路順德立交

順德105國道

項目摘要

位置	中國廣東省順德市
長度	40公里
車道	雙向三車道
級別	一級公路
合作營運期	二零零一年一月至二零二六年十二月
分潤比例	30%

順德105國道項目包括擴建及改造部份105國道順德路段。第一及第二期工程合共三十二公里之主線擴建改造工程及兩座主橋（三洪奇大橋及容奇大橋）擴建工程已經全部完成。

每日平均車流量



順德105國道
100,000
90,000
80,000
70,000
60,000
50,000
40,000
79,500
96,300
2000
2001

順德105國道安裝了電腦收費系統及交通監控系統。自二零零零年十月主線全線通車以來，車流量及路費收入持續增長。於回顧期內，每日平均車流量增長21%達96,300架次，路費收入亦增加18%。



順德105國道

廣州東南西環高速公路

項目摘要

位置	中國廣東省廣州市
長度	38公里
車道	雙向三車道
級別	高速公路
合作營運期	二零零二年一月至二零三一年十二月
分潤比例	1-10年：45.0% 11-20年：37.5% 21-30年：32.5%

廣州東南西環高速公路是組成圍繞廣州市城區的環形高速公路的主要部份。隨着丫髻沙大橋於去年六月完工，公路的主線工程已全部完成，較原定計劃提早一年全線貫通。

東南西環高速公路於二零零一年度首年全線通車，年內每日平均車流量達33,000架次。廣州市內地方連接道路逐步與東南西環高速公路連接，加上連接東南西環高速公路的兩條新建的主要高速公路將於未來數年間陸續完成，包括廣珠高速公路將連接海南立交及廣珠東線高速公路將連接新州立交，將令道路網絡更為完善。在這些接駁道路建成後，東南西環高速公路的車流量將有可觀增長。

東南西環高速公路的電腦收費系統及交通監控系統已正式投入使用，使營運服務質素得到保證。

每日平均車流量



東南西環高速公路
40,000
35,000
30,000
25,000
20,000
15,000
10,000
27,900
33,000
2000
2001



丫髻沙大橋

廣珠高速公路

廣珠高速公路以廣州東南西環高速公路海南立交為起點，途經廣州、南海、順德及中山，與105國道於中山市沙朗連接通往珠海。此公路與東南西環高速公路、順德公路及105國道相連，建成後將成為珠江三角洲西邊的一條主要幹道。

項目工程將分三期進行，第一期由海南立交起至順德公路的碧桂路段止，長約十五公里，有關工程已取得有關部門批准。第一期的總投資額預計為人民幣1,680,000,000元，大部分由國內銀行以人民幣項目貸款支付，餘下資金由股東投入，預計集團未來兩年需投入的資金少於人民幣200,000,000元。集團將持有項目50%權益。目前正進行項目的徵地、設計及招標前期工作。

廣州洛溪二橋項目

由於廣東省有關部門決定將洛溪二橋項目的投資改為非經營性，即在項目付清有關投資的本息後，停止繼續收費。故集團參與有關項目的計劃已經取消。集團至今未有投入任何資金。


廣州
黃岐
石洲
碧江
西海
三洪奇
順德立交
羅崗
新塘
麻涌
望牛墩
土華
東圃
黃村
深圳
香港
圖例：
廣深高速公路 122.8公里
東南西環公路 38公里
廣珠高速公路 58公里
順德105國道 32.1公里
順德公路 102.4公里
收費站

合和的交通基建項目


同江
烏魯木齊
北京
天津
大連
銀川
西寧
蘭州
西安
上海
拉薩
成都
武漢
杭州
福州
南寧
廣州
香港
澳門
海口

中國的主要公路幹道


花都
廣州
肇慶
佛山
番禺
順德
鶴山
江門
新會
中山
開平
斗門
恩平

合和位於中國廣東省


惠州
東莞
惠陽
深圳
寶安
鹽田
香港
珠海
澳門
圖例:
合和興建的高速公路或一級公路
高速公路
國道

的交通基建項目


PARKnSHOP SUPERSTORE
合和中心入口

物 業

本集團在港已建成之物業主要為商業及住宅樓宇。總樓面面積超過3,140,000平方呎，另外亦擁有超過80,000平方呎土地儲備。物業佔集團除利息及税項前溢利24%，為集團帶來穩定之現金收入。

合和中心


合和中心夜景

受本港經濟增長放緩影響，寫字樓租務市場於過去一年表現平平。由於寫字樓的整體落成量顯著減少，僅為一九九九年的五分之一，故市場供應量減少，帶動整體出租率，尤以港島核心地區商業寫字樓之需求甚殷。合和中心全年平均出租率為94%；零售店鋪的出租率更高達100%。租客類別包括建築工程公司、電子貿易公司、資訊科技公司、政府部門、酒樓及超級市場。然而，受金融商貿活動疲弱影響，整體寫字樓租金向下調整，合和中心年內租金收入較去年下跌1%。


合和中心大堂

香港國際展貿中心

位處九龍灣的香港國際展貿中心，年內出租率達63%，比去年同期增長6%。中心配備先進的會議展覽設施，是舉行展覽會議的理想場所。

為了令展貿中心的發展更趨多元化，集團決定增加展貿中心的商業用途。集團已於二零零一年六月取得城市規劃委員會初步批准。

濠景花園

濠景花園是澳門氹仔的住宅項目。澳門的住宅市道經一九九七年亞洲金融風暴洗禮後，至今仍相當低迷，整體投資意慾疲弱令地產市場掀起減價潮。濠景花園的銷售情況與去年相若，年內共售出第1C期約100,000平方呎之單位面積，合作三方現正積極商討有效的市場策略以刺激銷售。澳門社會治安於主權回歸後已漸趨穩定，對投資當地市場產生積極作用。

皇崗服務區

集團與內地合作夥伴同意解除於皇崗服務區項目發展之合作關係，並簽署原則性解除協議，有關協議尚待政府部門批准。



展貿中心大廳

於本港之出租物業
除利息及稅項前溢利


港幣百萬元
250
200
150
100
50
227
239
38
39
129
2000
2001
合和中心
香港國際展貿中心
其他

合和中心及
香港國際展貿中心
平均出租率


%
100
90
80
70
60
50
40
81%
57%
94%
63%
2000
2001
香港國際展貿中心
合和中心

酒 店

踏入二零零零年，本港旅遊業表現強勁，訪港旅客人數達1,306,000,000人次，突破1996年創下的紀錄，有利酒店業之發展。年內，酒店經營及管理業務佔集團除利息及税項前溢利達3%。

悅來酒店

於回顧年內，悅來酒店營運收入轉虧為盈。平均入住率為73%，較去年同期上升6%，平均房租則上升8%。

酒店旅客以內地市場為主，除了旅行團旅客外，商務住客及長期租客亦為數不少，為酒店維持穩定客源。

年內，酒店積極加強市務推廣，推出多種住宿套餐及優惠，並致力增強與海外市場之聯繫，以吸引更多旅客。酒店並因應經營狀況，逐步進行外牆維修及房間翻新工程，以提高市場競爭力。



悅來酒店總統套房



悅來酒店樓層一景

中國大酒店

位於廣州的中國大酒店表現持續良好，期內平均入住率為67%，租金則與去年相若。住客以內地及亞洲市場為主。酒店位處商業區，深受不少商務旅客歡迎。

Grand Hotel Excelsior

位於馬爾他的Grand Hotel Excelsior 結構工程已屆最後階段。集團重新評估此項目後，決定更改原定之投資計劃，有意將之出售。集團已於本年度為項目作出港幣290,000,000元之撥備。

飲食業務

本集團致力控制其飲食業務之成本。雖然港人審慎的消費態度令本港飲食業之經營仍然困難，但集團之飲食業務仍取得收支平衡。此外，合和城大酒樓已於二零零零年九月結業。

酒店業務
除利息及税項前溢利



港幣百萬元
35
30
25
20
15
10
5
(2)
33
2000
2001
悅來酒店
飲食業務
其他

悅來酒店
平均入住率



%
80
60
40
20
67%
73%
2000
2001

建築工程

位於小西灣及粉嶺的兩所政府學校已分別於二零零零年八月及十月建成，而九龍城的聖德肋撒醫院擴建工程則於二零零一年八月竣工。年內，集團繼續獲批幾項政府學校工程合約，該幾所學校分別位於荔枝角、深水埗、葵涌及大埔，合約總額為港幣382,000,000元，工程已於二零零零年年底展開，約於二零零二年七月完工。



聖德肋撒醫院擴建

集團並積極推動一套具環保概念的建築方法。繼「滑爬模」建築卒先成功應用於沙田政府辦公大樓後，集團目前正承接港島半山一幢二十八層高豪華住宅大樓的建築工程。該項目已於二零零一年四月動工。滑爬模建築令物業質素得到保證，同時亦配合政府推動環保建築的概念，適合各類建築結構及模式。



中半山住宅項目之建築工程

為了令業務發展更集中，集團於年內已出售仍在虧損之匈牙利技術顧問工程公司。



「滑爬模」建築方法的地盤實景

其他項目

泰國曼谷高架公路及鐵路系統

本集團繼續與泰國政府就曼谷高架公路及鐵路系統項目進行磋商，以達成解決方案。

印尼Tanjung Jati B 電廠

集團仍繼續與印尼國營電力有限公司就Tanjung Jati B電廠項目賠償問題進行談判，雙方期望能儘快達成共識。

集團業績

截至二零零一年六月三十日止年度，本集團按各業務之營業額及其除利息及稅項前溢利分析如下：

	營業額		除利息及稅項前溢利	
	2001 港幣百萬元	2000 港幣百萬元	2001 港幣百萬元	2000 港幣百萬元
物業租賃、代理及業務管理	370	361	239	227
基建項目	531	444	736	617
酒店及食品經營	276	293	33	(2)
建築及項目管理	518	406	9	(19)
財務投資及其他	55	68	44	83
	1,750	1,572	1,061	906
行政費用			(50)	(55)
除利息及稅項前之溢利（經常性）			1,011	851

附註： 除利息及稅項前經常性溢利乃指減值虧損前之經營業務盈利（港幣786,000,000元）及應佔共同控制個體及聯營公司之業績（港幣225,000,000元）之總和。

本財政年度集團之營業額為港幣1,750,000,000元，增加11%。物業、建築及基建業務之收入皆錄得增長，而酒店及食品之營業額則下跌，此乃由於合和城大酒樓於二零零零年九月結業所致。財務投資收入下跌，主要由於利息收入減少。本年度，基建業務之營業額主要為收取合作公司之利息收入。

本集團之經常性經營業務除利息及稅項前溢利由港幣851,000,000元上升至港幣1,011,000,000元，較去年度上升19%，主要由於基建項目之增長及酒店和建築業務營運收入增加。

本集團淨溢利由上年度港幣169,000,000元上升80%達港幣306,000,000元。基建業務溢利貢獻最大，主要為利息收入及應佔於中國之合作公司溢利，及來自出售順德公路25%合作權益的盈利。

資金流動性及財務資源

集團維持以審慎的財務策略安排現金資源及銀行借貸。憑藉穩固之經常性營業所得現金流量、現有現金及銀行信貸額，集團具備充足財務資源進行投資項目。

於財政年度末，集團借貸總額之還款期限載列如下：



%
100
80
60
40
20
13
19
29
39
7
5
40
48
2000
2001
一年內償還
一年後，兩年內償還
兩年後，五年內償還
五年後償還

於本財政年度內，集團清償廣深高速公路無追索權銀團貸款美金300,000,000元，並已由合作公司安排另一項為期十年的貸款取替。另一項港幣1,380,000,000元銀團貸款亦已進行再融資，息率較原來的貸款為低，年期則延長至二零零七年。集團將繼續為各項目尋求最低之財務成本。

集團大部分貸款用作提供貸款轉借予合作公司。集團已為合作公司提供港幣8,087,000,000元之貸款（30.6.2000：港幣10,233,000,000元），足以與集團之淨債務總額港幣7,845,000,000元（30.6.2000：港幣10,197,000,000元）相抵銷。來自合作公司之利息收入大體上可抵銷債項之利息費用。

集團之資本結構（包括股東權益及借貸）載列如下：

	結算至六月三十日	
	2001 港幣百萬元	2000 港幣百萬元
股東權益	**13,878**	13,643
淨債務總額	**7,845**	10,197
總資本	**22,306**	24,289
淨債務總額對比總資本	**35%**	42%
淨債務總額對比股東權益	**57%**	75%

無抵押票據港幣4,630,000,000元以美元為單位（未扣除本集團年內回購之票據），包括於二零零四年到期票據美金200,000,000元及二零零七年到期票據美金393,600,000元，其固定年息率分別為$9^{7}/_{8}$%及$10^{1}/_{4}$%。集團餘下之借貸以浮動利率計算，大部分以美元或港元為單位。

董事局報告書

2001

董事局同寅謹將本公司及本集團截至二零零一年六月三十日止年度之業務報告及經審核之賬目呈覽。

主要業務

本公司主要業務為一投資控股公司，其附屬公司乃活躍從事物業發展及投資、酒店經營及管理、投資基建項目、土木及建築工程及項目管理、地產代理及管理及財務投資。

業績

本集團截至二零零一年六月三十日止年度之業績載於第43頁之綜合收益表內。

股息

董事局建議派發末期股息每股港幣7仙（二零零零：每股港幣6仙）。連同已於二零零一年五月十日派發之中期股息每股港幣5仙（二零零零：每股港幣5仙），於二零零一年六月三十日止年度內，派發之股息合共港幣105,000,000元（二零零零：港幣96,000,000元）。建議派發之股息已列入財務報告表內。

主要項目及事項

有關本集團主要項目之詳情及本年度發生之重要事項，已詳列於第10頁至27頁之「業務回顧」內。

借款及利息資本化

須於一年內償還或即期償還之銀行貸款、透支及其他借款，均已列入財務報告表之流動負債項目內。於本年度結算日尚未償還之遠期借貸之資料，則詳列於財務報告表附註26。於本年度本集團資本化之利息總數約港幣27,000,000元。

股本

本年度本公司之股本詳情載列於財務報告表附註24。

儲備金

本年度儲備金之變動詳情載列於財務報告表附註25。

捐款

本年度本集團之慈善及其他捐款合共港幣7,800元。

固定資產

本年度投資物業及物業、機械及設備之變動分別載列於財務報告表附註12及13。

有關本集團主要物業及物業權益之詳情載於第80頁。

主要客戶及供應商

於本年度內，本集團之首五大客戶合共佔本集團營業額約45%，其中包括最大客戶約佔營業額27%。首五大供應商則佔本集團總購貨額約48%，其中包括最大供應商約佔總購貨額24%。

本公司各董事、其聯繫人士或據本公司董事所知悉擁有本公司已發行股本逾5%之股東，概無擁有本集團之首五大客戶或供應商之實益權益。

附屬公司

主要附屬公司之資料詳列於財務報告表附註35。

購回、出售或贖回股份

本公司或其任何附屬公司於本年度並無購回、出售或贖回本公司股份。

董事

本年度在職董事芳名載於年報內第40頁。根據本公司組織章程，何炳章先生、李憲武先生、嚴文俊先生、卜格先生、李嘉士先生及胡文新先生於即將召開之股東週年大會中依章告退，惟願膺選連任。

董事及高級行政人員履歷

胡應湘爵士*

現年65歲，為本公司之主席暨董事總經理。彼畢業於普林斯頓大學，獲土木工程學學士學位。彼為本集團始創人之一，並由一九七二年起擔任董事總經理之職。彼曾參與中港兩地物業及項目發展之設計及建築工程，亦負責策劃本集團位於中國及東南亞之基建項目。彼活躍於公務活動。

其公務職銜包括：

香港

◦ 主席	香港港口及航運局
◦ 成員	中國香港特別行政區策略發展委員會
◦ 成員	香港貿易發展局
◦ 主席	香港理工大學校董會
◦ 副主席	香港地產建設商會

中國

◦ 成員	中國人民政治協商會議
◦ 經濟顧問	廈門經濟特區、廣西壯族自治區及秦皇島

國際

◦ 成員	世界銀行屬下的International Finance Corporation商業諮詢委員會
◦ 成員	亞太經濟及合作會議商業諮詢委員會(ABAC)
◦ 資深會員	英國土木工程師學會

胡爵士榮獲香港理工大學、英國 University of Strathclyde及英國愛丁堡大學頒授榮譽博士學位。

獲頒授之其他獎項包括：

榮譽市民
- 美國新奧爾良市
- 中國廣州市
- 中國順德市
- 中國南海市
- 中國深圳市
- 中國花都市
- 菲律賓奎松省

獎項及榮譽	獲獎年份
• 獲英女皇頒授聖米迦勒及聖喬治爵級出口服務司令勳章	1997
• 獲比利時國王頒授 Chevalier De L'Ordre De La Corona 勳爵	1985
• 獲美國 Independent Energy 選為 Industry All-Star	1996
• 獲美國 George Washington University 選為 International CEO of the Year	1996
• 獲商業周刊選為 the Best Entrepreneurs 之一	1994
• 獲美國 International Road Federation 選為 Man of the Year	1994
• 獲南華早報及敦豪速運選為 Business Man of the Year	1991
• 獲香港亞洲經濟週刊選為 Asia Corporate Leader	1991

何炳章先生*

現年69歲，由本公司一九七二年在聯交所上市起擔任董事副總經理之職。彼負責本公司財務及行政管理。曾參與發展本集團所有在中國之項目，包括公路、酒店及發電廠項目。再者，彼對於香港之建築及發展項目累積豐富經驗。彼為中國深圳及順德等城市之榮譽市民。

李憲武先生*

現年74歲，由本公司一九七二年上市起加入本集團，負責本集團之房地產發展及物業租售業務。彼一向積極從事香港之地產業務。彼為中國順德市之榮譽市民。

嚴文俊先生*

現年54歲，彼於一九八零年起擔任執行董事。彼負責處理本集團公司財務、秘書及公關事宜。彼亦參與集團在公司及項目層面上的主要資金籌組活動。彼持有美國賓夕凡尼亞大學Wharton Graduate Business School頒授之工商管理碩士學位。

胡文佳先生

現年44歲，於一九八七年加入董事局。彼持有美國Purdue大學工業工程學學士學位。彼亦為利威集團及Video Channel Productions Limited之董事總經理。

胡郭秀萍爵士夫人

現年52歲，於一九九一年加入董事局。彼為多個商業及社交組織之委員會及董事會之成員，包括亞洲文化協會（香港分會）、亞洲協會、香港紅十字會和醫院管理局。彼為胡應湘爵士之夫人。

李澤鉅先生

現年37歲，於一九九一年加入董事局。彼為長江實業（集團）有限公司之董事總經理兼副主席及長江基建集團有限公司主席。彼亦為和記黃埔有限公司副主席及香港電燈集團有限公司及香港上海匯豐銀行有限公司董事。彼持有史丹福大學頒授之碩士學位。彼為中國人民政治協商會議第九屆全國委員會委員、香港策略發展委員會委員及香港特區政府營商諮詢小組成員。

陸勵荃女士

現年63歲，於一九九一年加入董事局。彼畢業於柏克萊加州大學，從事證券及投資行業逾三十年。彼為美國添惠證券投資（香港）有限公司之榮譽退休董事總經理及Morgan Stanley Inc.之高級副總裁。

卜格先生*

現年58歲，於一九八九年加入本集團。彼為Hopewell Hospitality Company Limited 副董事總經理及美家酒店管理有限公司之董事總經理。彼負責集團在香港管理之兩間酒店合共1,561間房間及餐飲業務。在過去三十年，彼憑豐富專業知識，曾參與多個大型酒店項目；並擔任廣州中國大酒店之第一任總經理。彼更獲廣州市政府頒予「廣州市榮譽市民」稱號，以表揚其對開拓中國酒店業務之貢獻。彼為香港及亞洲多個酒店業團體之活躍成員。

繆世傑先生

現年37歲，彼於一九九二年加入本集團。彼參與本集團之融資工作及發展新項目。目前，彼為一私人證券集團泰山投資控股亞洲有限公司之董事總經理，該集團主要在亞洲從事直接投資。

韋高廉先生*

現年55歲，於一九八五年加入本集團，並於一九九七年獲委為執行董事。彼亦為 Hopewell (Thailand) Limited 之董事。彼於一九七五年成為土木工程師學會成員。彼曾擔任發電廠及公路等項目之工程設計經理。彼於一九九一年成為曼谷高架公路及鐵路系統項目之工程經理，及後成為該項目之項目董事。彼現負責集團海外工程項目。

雷有基先生*

現年56歲，於一九九七年獲委任為執行董事。彼亦為Hopewell (Thailand) Limited之董事。彼為香港首屈一指之室內設計及裝修承建公司德基有限公司之創辦董事。自一九九零年起，彼一直參與公司在泰國之曼谷高架公路及鐵路系統項目。

李嘉士先生

現年41歲，於本年三月起出任本公司之獨立非執行董事。彼持有香港大學之法律學士學位。彼為執業律師及胡關李羅律師行之合夥人，亦為香港聯合交易所有限公司主板上市委員會之成員。

胡文新先生*

現年29歲，於一九九九年加入本集團，出任執行委員會經理，並於二零零零年三月晉升為集團總監，彼於本年六月獲委任為本公司執行董事。彼持有史丹福大學頒授之工商管理碩士學位及普林斯頓大學頒授之機械及航天工程學士學位。彼負責評估集團運作及表現，檢討和編訂集團整體策略運作。彼亦致力改善本集團財務和管理會計系統。彼為胡應湘爵士及胡郭秀萍爵士夫人之兒子。

附註：* 執行董事

高級行政人員

集團各項業務分別直接由以上提及的執行董事直接管轄，故各執行董事亦被視為集團之高級行政人員。

董事於合約之利益

(a) 卜格先生實益擁有美家酒店管理有限公司（「美家酒店」）已發行股本之9.9%。美家酒店為本集團全資擁有之悅來酒店之營運經理，以一般商業條款收取酬金。

(b) 李澤鉅先生為長江基建集團有限公司（「長江基建」）董事。如財務報告表附註15(c)所披露，本集團一附屬公司與長江基建一附屬公司及中國夥伴就中國廣州東南西環高速公路的未來發展達成協議。

除上文披露者外，於結算日時或本年度內，本公司或其他附屬公司無訂立其他與本公司各董事直接或間接地有重大利益關係之重要合約。

董事於股份之權益

於二零零一年六月三十日，各董事及彼等聯繫人士擁有本公司及其聯營公司（按證券（公開權益）條例之詮釋）之股份實益權益如下：

(a) **於本公司股份擁有之實益權益**

董事	個人	家庭	公司	其他	總數
胡應湘	74,443,893	113,730,592(i)	123,187,019	30,670,093	250,204,287(iii)
何炳章	18,656,000	246,000	1,980,000	-	20,882,000
李憲武	2,795,322	-	-	-	2,795,322
嚴文俊	100,000	-	-	-	100,000
胡文佳	2,645,650	-	-	-	2,645,650
胡郭秀萍	21,903,282	228,301,005(ii)	61,157,217	30,670,093	250,204,287(iii)
陸勵荃	-	1,308,981	-	-	1,308,981
卜格	39,776	-	-	-	39,776
雷有基	8,537	-	-	-	8,537
胡文新	12,333,800	-	810,092	-	13,143,892

附註：

(i) 家族權益113,730,592股代表胡應湘爵士之妻子胡郭秀萍爵士夫人之權益。此數字包括由該夫婦透過公司持有之61,157,217股。因此，該61,157,217股亦被重複列於公司權益欄下。此113,730,592股之數目亦包括該夫婦聯名持有之30,670,093股。因此，該30,670,093股亦被重複列於其他權益欄下。

(ii) 家族權益228,301,005股代表胡郭秀萍爵士夫人之丈夫胡應湘爵士之權益。此數目包括由該夫婦透過公司持有之61,157,217股。因此，該61,157,217股亦被重複列於公司權益欄下。此228,301,005股之數目亦包括該夫婦聯名持有之30,670,093股。因此，該30,670,093股亦被重複列於其他權益欄下。

(iii) 由胡應湘爵士及胡郭秀萍爵士夫人披露之權益總數250,204,287股，乃分別剔除(i)及(ii)所述之重複數目後而得之數目。兩人披露之權益總數乃屬於同一批股份。

(b) 於聯營公司股份之實益權益

董事	公司名稱	個人	家族	公司	總數
何炳章	合信保險及再保險顧問有限公司	-	-	300,000(i)	300,000
	廣深高速公路(控股)有限公司	-	-	(ii)	(ii)
卜格	美家酒店管理有限公司	297,000	-	-	297,000
李澤鉅	廣深高速公路(控股)有限公司	-	-	(iii)	(iii)
胡文新	廣深高速公路(控股)有限公司	-	-	(iv)	(iv)

附註：

(i) 何炳章先生及其聯繫人實益擁有香港保險代理有限公司已發行股本之100%，此公司擁有合信保險及再保險顧問有限公司(本公司之聯營公司)之300,000股普通股，為其已發行股本之三分之一。

(ii) 何炳章先生透過持有一間三分之一或以上投票權之公司實益擁有廣深高速公路(控股)有限公司發行之2007年到期（年息為$10^1/_4$%）之票據，該票面金額為美金10,500,000元。

(iii) 李澤鉅先生透過持有一間三分之一或以上投票權之公司實益擁有廣深高速公路(控股)有限公司發行之2007年到期(年息為$10^1/_4$%)及2004年到期(年息為$9^7/_8$%)之票據，該票面金額分別為美金8,000,000元及美金7,500,000元。

(iv) 胡文新先生透過持有一間三分之一或以上投票權之公司實益擁有廣深高速公路(控股)有限公司發行之2007年到期（年息為$10^1/_4$%）及2004年到期（年息為$9^7/_8$%）之票據，該票面金額分別為美金8,000,000元及美金4,850,000元。

(v) 若干董事以代理人身份代表控股公司持有若干附屬公司之股份。

收購股份或債務之安排

除上文披露外，本公司或其附屬公司於本年度內無參與任何安排，使本公司各董事得以藉購入本公司或其他公司之股份或債券而獲益。此外，各董事、其配偶及其18歲以下之子女並無權利認購本公司之證券及行使此權利。

退休及公積金計劃

為遵守強制性公積金（「強積金」）計劃條例之規定，本集團已成立有關之強積金計劃，並於二零零零年十二月一日開始供款。強制性供款由僱主及僱員各以僱員之每月有關入息，按百分之五計算，以港幣二萬元為上限。

本集團於年內就強積金計劃所作出之供款共港幣4,380,000元。

僱員

於二零零一年六月三十日，本集團僱員人數為1,009人。本集團之薪酬及福利政策根據僱員表現及市場情況決定。本集團為僱員提供多種福利，包括醫療及個人意外保險，及在本集團各部門經常舉辦在職訓練等。

本公司自一九九四年十月十一日起採納優先認股權計劃，向本公司或任何附屬公司之董事及僱員授與優先認股權，自該日起本公司並無向有關人等授予優先認股權。

董事之服務合約

於即將召開之股東週年大會上擬重選連任之董事與本公司或其任何附屬公司並無簽訂任何該僱任公司不作出賠償（除法定賠償外）而不可於一年內終止之服務合約。

本公司之所有獨立非執行董事均受任於固定任期，該任期終於各董事與本公司議定之其他日期。但彼等須依本公司公司章程規定於本公司股東週年大會輪值告退。

於本年度內或結算日時並無就本公司之全部或重大部份之業務簽訂或存在任何管理及行政合約。

主要股東

除已於「董事於股份之權益」標題下所披露之股份權益外，於二零零一年六月三十日，本公司並無接獲任何人士（本公司之董事除外）之通知稱有依照證券（公開權益）條例第16(1)條規定須記錄於登記名冊中之股份權益。

最佳應用守則

於本年度本公司皆遵守香港聯合交易所有限公司上市規則（「上市規則」）附錄十四所載之最佳應用守則。

上市規則第19項應用指引

根據上市規則第19項應用指引所須披露之資料詳列於第39頁。

核數師

截至二零零一年六月三十日止年度及過往三年財務報告表均由德勤。關黃陳方會計師行審核。於即將召開之股東週年大會上，本公司將會提呈一決議案續聘德勤。關黃陳方會計師行為本公司核數師。

承董事局命

胡應湘爵士，KCMG, FICE
主席暨董事總經理

香港，二零零一年九月十八日

本公司透過其附屬公司與若干合營夥伴簽訂合營企業協議，承諾為若干基建工程及物業發展項目作出重大投資。該等投入合作公司及聯營公司（「聯屬公司」）已於本集團二零零一年六月三十日年度之綜合資產負債表內之「共同控制個體權益」及「聯營公司權益」之分類標題下披露。

於二零零一年六月三十日，聯屬公司之備考合併資產負債表如下：

	合併總數 港幣百萬元	集團所注入之資金 港幣百萬元
物業、機械及設備	20,091	
待發展或發展中之物業	874	
流動資產	1,651	
總資產	22,616*	
資金來源：		
注冊資本／股本	2,388	1,607#
累計虧損	(1,211)^	
	1,177	
股東／合營夥伴提供之墊款／有關連公司提供之墊款	14,853	8,819#
其他遠期貸款	4,555	
	19,408	
流動負債	2,031	77
股東資金及總負債	22,616*	10,503

* 除兩項投資金額並不重大之物業發展項目外，所有物業、機械及設備（包括主要生產設施）於合作期屆滿後，在無補償下撥歸中方合營夥伴所有。本集團認為披露聯屬公司之資產及負債之應佔部分並不恰當。

^ 累計虧損主要為合營企業公司在合作期前於收費道路營運測試期間之利息費用。

於二零零一年六月三十日，本集團已投入承擔廣深高速公路項目之合營企業公司，廣深珠高速公路有限公司之無抵押注冊資本及墊款分別為港幣702,000,000元及港幣6,293,000,000元。總數額之其中部分港幣107,000,000元以年利率10.1244%計算利息，於每季度以現金分期償還，並於二零零三年十二月全部清還。餘下之總數額為無固定償還條款、絕大部分以年利率LIBOR+1.5%計算利息及全部將自合營企業營運所產生之盈餘淨值以現金償還。

榮譽主席
胡文瀚博士
OBE, JP, LLD(Hon), Dr Eng(Hon), BSc(Eng)

董事局
胡應湘爵士* KCMG, FICE
主席暨董事總經理
何炳章先生*
董事副總經理
李憲武先生*
嚴文俊先生*
胡文佳先生
胡郭秀萍爵士夫人
李澤鉅先生
陸勵荃女士
卜格先生*
繆世傑先生
韋高廉先生*
雷有基先生*
李嘉士先生
（於二零零一年三月廿一日獲委任）
胡文新先生*
（於二零零一年六月十五日獲委任）

* *執行董事*

公司秘書
李業華先生

註冊辦事處
香港皇后大道東183號
合和中心64樓

電話：	(852) 2528 4975
圖文傳真：	(852) 2865 6276
	(852) 2861 2068
	(852) 2529 8602

法律顧問
胡關李羅律師行
香港康樂廣場1號
怡和大廈26樓

核數師
德勤‧關黃陳方會計師行
香港中環干諾道中111號
永安中心26樓

主要往來銀行
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股份登記及過戶處
香港中央證券登記
有限公司
香港皇后大道東183號
合和中心1712-1716室

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New York, NY 10043
United States of America
免費長途詢問電話號碼：
1-877-248-4237

公司網址
www.hopewellholdings.com

投資者查詢
ir@hopewellholdings.com

財務報表

2001

42 核數師報告書

43 綜合收益表

44-45 綜合資產負債表

46 公司資產負債表

47 綜合已確認收益及虧損報表

48-49 綜合現金流動表

50-79 財務報告表附註

核數師報告書

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

致合和實業有限公司各股東
(於香港註冊成立之有限公司)

本核數師行已完成審核刊於第43頁至第79頁按照香港普遍採納之會計原則編製之財務報告表。

董事及核數師各自之責任

公司條例規定董事須編製真實與公平之財務報告表。在編製該等財務報告表時,董事必須貫徹採用合適之會計政策。

本行之責任乃根據本行審核工作之結果,對該等財務報告表作出獨立意見,並向股東報告。

意見之基礎

本行乃按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告表所載數額及披露事項有關之憑證,亦包括評估董事於編製該等財務報告表時所作出之重大估計及判斷、所釐定之會計政策是否適合貴公司及貴集團之具體情況 及有否貫徹運用並足夠披露該等會計政策。

本行在策劃和進行審核工作時,均以取得一切本行認為必需之資料及解釋為目標,使本行能獲得充分之憑證,就該等財務報告表是否存有重要錯誤陳述,作合理之確定。在作出意見時,本行亦已衡量該等財務報告表所載資料在整體上是否足夠。本行相信,本行之審核工作已為下列意見建立合理之基礎。

意見

本行認為上述之財務報告表均真實與公平地反映貴公司及貴集團於二零零一年六月三十日結算時之財務狀況及貴集團截至該日止年度之溢利及現金流動,並已按照香港公司條例適當編製。

德勤。關黃陳方會計師行
執業會計師
香港,二零零一年九月十八日

綜合收益表

截至二零零一年六月三十日止年度

	附註	2001 港幣千元	2000 港幣千元
營業額	3	1,750,103	1,572,321
銷售及服務成本		(813,034)	(793,263)
		937,069	779,058
其他收入	4	56,940	27,298
出售及分銷成本		(24,960)	(28,655)
行政費用		(135,082)	(118,008)
其他營運費用		(47,543)	(31,676)
減值虧損前之經營業務溢利	5	786,424	628,017
發展中酒店物業之減值虧損		(290,000)	—
經營業務溢利		496,424	628,017
財務成本	6	(767,550)	(656,104)
出售一共同控制個體權益之溢利	15(b)	381,832	—
應佔其業績:			
共同控制個體		205,394	197,187
聯營公司		19,426	26,110
日常業務除稅前溢利		335,526	195,210
稅項	7	(26,509)	(20,185)
未計少數股東權益前溢利		309,017	175,025
少數股東權益		(3,507)	(5,735)
本年度淨溢利	8	305,510	169,290
股息	9	(105,118)	(96,358)
本年度保留溢利		200,392	72,932
		港仙	港仙
每股溢利	10		
基本		34.9	19.3

綜合資產負債表
二零零一年六月三十日結算

	附註	2001 港幣千元	2000 港幣千元
非流動資產			
投資物業	12	6,384,800	6,357,500
物業、機械及設備	13	1,118,985	1,154,246
待發展或發展中之物業		662,571	934,854
共同控制個體權益	15	14,568,863	15,680,410
聯營公司權益	16	118,577	135,341
其他投資	17	40,159	43,293
應收長期貸款	18	338,143	335,749
已抵押之銀行存款		87,376	101,092
		23,319,474	24,742,485
流動資產			
存貨	19	10,317	12,155
持作出售之物業		3,762	5,250
貿易及其他應收賬款	20	130,554	264,653
按金及預付款項		184,142	188,460
就合約工程應收客戶之款項	21	4,520	-
應收長期貸款之即期部分	22	95,088	1,147,530
銀行結餘及現金		446,303	448,540
		874,686	2,066,588
流動負債			
貿易及其他應付賬款	23	1,255,780	1,617,959
租務及其他按金		76,072	80,195
就合約工程應付客戶之款項	21	34,833	91,866
税項準備		211,904	213,691
擬派末期股息		61,319	52,559
即期部分			
遠期貸款	26	194,825	1,195,785
保證	27	78,000	77,960
銀行貸款及透支			
抵押		248,947	200,000
無抵押		131,562	14
無抵押之其他貸款		–	32,795
		2,293,242	3,562,824
流動負債淨值		(1,418,556)	(1,496,236)
		21,900,918	23,246,249

	附註	2001 港幣千元	2000 港幣千元
資本及儲備金			
股本	24	2,189,955	2,189,955
儲備金	25	11,687,687	11,452,680
		13,877,642	13,642,635
少數股東權益		13,028	10,221
非流動負債			
遠期貸款	26	7,631,524	9,112,251
保證	27	320,059	397,939
應付聯營公司之款項	29	58,665	83,203
		8,010,248	9,593,393
		21,900,918	23,246,249

李憲武　　　　**嚴文俊**
董事　　　　**董事**

公司資產負債表
二零零一年六月三十日結算

	附註	2001 港幣千元	2000 港幣千元
非流動資產			
附屬公司權益	14	13,406,024	13,385,471
一共同控制個體權益	15	107,037	96,670
聯營公司權益	16	12,160	10,207
其他投資	17	3,000	3,000
		13,528,221	13,495,348
流動資產			
貿易及其他應收賬款		381	8,730
按金及預付款項		2,288	1,560
銀行結餘及現金		1,718	298,741
		4,387	309,031
流動負債			
貿易及其他應付賬款		23,021	34,052
税項準備		24,467	24,467
擬派末期股息		61,319	52,559
保證之即期部分	27	78,000	77,960
銀行貸款及透支			
抵押		–	200,000
無抵押		–	14
		186,807	389,052
流動負債淨值		(182,420)	(80,021)
		13,345,801	13,415,327
資本及儲備金			
股本	24	2,189,955	2,189,955
儲備金	25	8,978,651	9,043,868
		11,168,606	11,233,823
非流動負債			
保證	27	156,000	233,880
應付附屬公司之款項	28	1,968,875	1,871,047
應付聯營公司之款項	29	52,320	76,577
		2,177,195	2,181,504
		13,345,801	13,415,327

李寰武
董事

嚴文俊
董事

綜合已確認收益及虧損報表

截至二零零一年六月三十日止年度

	2001 港幣千元	2000 港幣千元
投資物業重估增值(減值)	40,815	(864,000)
應佔共同控制個體及聯營公司匯兑平衡儲備金	(31)	(12,936)
伸算附屬公司、共同控制個體及聯營公司財務報告表之匯兑差額	(8,843)	1,813
未於綜合收益表中確認之收益(虧損)淨額	31,941	(875,123)
本年度淨溢利	305,510	169,290
已確認之收益(虧損)總額	337,451	(705,833)

綜合現金流動表

截至二零零一年六月三十日止年度

	附註	2001 港幣千元	2000 港幣千元
經營業務產生之現金流入淨額	30	31,232	350,611
投資回報及融資費用			
已付利息		(756,927)	(713,647)
已付股息		(96,358)	(87,598)
已收聯營公司之股息		29,240	13,808
已付少數股東之股息		(700)	–
投資回報及融資費用產生之現金流出淨額		(824,745)	(787,437)
稅項			
已付香港利得稅		(1,344)	(4,791)
已付其他地區稅項		(9,059)	(13,138)
退回香港利得稅		126	–
已付稅項淨額		(10,277)	(17,929)
投資業務			
增加投資物業		(4,567)	–
增加物業、機械及設備		(6,560)	(7,300)
聯營公司權益		(1,643)	(861)
於共同控制個體之投資及貸款		(78,542)	(196,365)
共同控制個體償還之貸款		3,009,068	963,511
其他投資		3,134	8,316
物業發展費用		(10,293)	(66,521)
償還應付聯營公司之款項		(24,538)	(1,758)
出售所得淨額			
——共同控制個體權益		315,443	346,795
—物業、機械及設備		2,733	19,454
已抵押銀行存款之減少		13,716	9,144
應收長期貸款		(3,919)	137,034
投資業務產生之現金流入淨額		3,214,032	1,211,449
融資活動前之現金流入淨額轉下項		2,410,242	756,694

	附註	2001 港幣千元	2000 港幣千元
融資活動前之現金流入淨額承上項		2,410,242	756,694
融資活動	31		
新銀行及其他貸款		1,958,791	2,133,129
償還銀行及其他貸款		(4,224,500)	(2,069,423)
回購票據		(111,174)	(33,446)
已付保證金		(78,000)	(77,960)
融資活動產生之現金流出淨額		(2,454,883)	(47,700)
現金及現金等值物(減少)增加		(44,641)	708,994
年初現金及現金等值物		448,526	(289,152)
外幣兌換率變動之影響		(10,091)	28,684
年末現金及現金等值物		393,794	448,526
現金及現金等值物結餘之分析			
銀行結存及現金		446,303	448,540
銀行貸款及透支		(380,509)	(200,014)
		65,794	248,526
非三個月內到期之銀行貸款		328,000	200,000
		393,794	448,526

1. 一般資料

本公司為一間於香港註冊成立之公眾有限公司，其股份於香港聯合交易所有限公司上市。

本集團主要業務為物業發展及投資、酒店經營及管理、基建項目投資、建築及項目管理、物業代理及管理及財務投資。

2. 主要會計政策

本財務報告表按歷史成本方法而編製，並就投資物業及證券投資價值重估作出修訂。

本財務報告表乃根據香港普遍採納之會計原則而編製。主要會計政策載列如下：

綜合賬目之基準

綜合賬目包括每年截至六月三十日止本公司及其附屬公司之財務報告表。

年內收購或出售之附屬公司、共同控制個體及聯營公司之業績均由收購之有效日期起或計至出售之有效日期止適當地計入綜合收益表內。

所有在本集團內各公司間之重要交易及結餘已在綜合賬目內撇銷。

商譽

商譽乃指收購附屬公司時，其收購價高於收購日之本集團應佔該公司之可分割淨資產之公平價值之差額，並即時在儲備賬中撇除，負商譽乃指在收購日，本集團應佔該公司之可分割淨資產之公平價值高於收購價之差額，並記入儲備賬中。

在收購聯營公司時，收購價高於或少於收購日之本集團應佔其淨資產之公平價值所產生之溢價或折讓，其處理方法與商譽相同。

在出售附屬公司或聯營公司時，以往自儲備中撇除或記入儲備之應佔商譽／溢價或折讓數額，已包括於計算出售附屬公司或聯營公司之溢利或虧損中。

附屬公司

附屬公司為本公司直接或間接持有其發行股本逾百份之五十，或控制過半數之投票權或控制董事局或相等之管轄組織組成之公司。

於本公司之資產負債表內，附屬公司之投資乃按成本減任何被確認耗損減值列賬。

共同控制個體

合營企業乃一項合約性安排，根據安排，本集團與其他各方共同經營一項各方共同控制的商業業務，惟參與各方概無任何一方可單獨控制該項業務。任何涉及成立一間企業，各經營者均擁有權益的獨立企業的合營安排乃列為共同控制個體。

2. 主要會計政策（續）

綜合收益表包括本年度本集團應佔共同控制個體之收購後業績。於綜合資產負債表內，於共同控制個體之投資按成本值減攤銷及任何被確認減值，及本集團應佔共同控制個體收購後未分派之儲備。投資於共同控制個體之成本包括已投入之資本，本集團已支出之發展費用，資本化之財務費用，扣除於項目發展期間按本集團於該共同控制個體所佔權益之基準所延遞之墊款利息收入。

未為共同控制個體承擔之投資成本乃按共同控制個體折舊其項目成本之政策，由該項目之營運日開始於合作期間攤銷。

本集團與其共同控制個體進行交易時，未實現的損益乃按本集團於有關共同控制個體所佔之權益沖銷，惟可證實已轉讓資產耗損之未實現虧損則除外。

聯營公司

聯營公司乃為本集團對其有重大影響力之企業，包括財政及商業決策。

綜合收益表包括本集團應佔其聯營公司於收購後按結算日前不多於六個月之財務報告表之業績而計算。於聯營公司之權益乃按本集團應佔其資產淨值計入綜合資產負債表。

本集團與其聯營公司進行交易時，未實現之損益乃按本集團於有關聯營公司所佔之權益沖銷，惟可證實已轉讓資產耗損之未實現虧損則除外。

於本公司之資產負債表內，於聯營公司之投資乃按成本值減任何被確認耗損減值入賬。

其他投資

於發展期間，按投資基建項目之特許權條款而產生之發展費用以成本值扣除任何被確認耗損減值列入綜合資產負債表內。發展費用包括建築成本、其他有關成本及相關財務費用。

投資證券指以策略目的而長期持有之證券，按其成本減任何被確認耗損減值列賬。

投資物業

投資物業乃完成興建之物業，並因其投資潛力而持有，而有關租金收入是在正常交易下議定。

投資物業乃於結算日根據獨立專業評估之公開市值入賬。重估投資物業而產生之任何價值增減乃計入投資物業重估儲備金或自該儲備金中扣除，除非該儲備金之結餘不足以彌補重估值減少，在此情況下，超出投資物業重估儲備金結餘之重估值減少則計入收益表內。當減少於收益表中扣除，及後產生重估增幅，則該等增幅將按已從收益表中扣除之數額為限計入收益表中。

在出售投資物業時，該物業應佔之投資物業重估儲備金結餘將撥入收益表內。

投資物業契約之尚餘期限若不少於二十年，則不予折舊。

2. 主要會計政策（續）

物業、機械及設備

物業、機械及設備按成本減折舊入賬。資產成本乃其購買價及使資產達致現行運作狀況和地點以用於其原定用途之任何直接應佔成本。該等資產投入服務後產生之費用，例如維修、保養及大修之費用，通常於產生之期間於收益表內扣除。倘可清晰顯示費用已導致未來使用資產將預期增加經濟效益，該等費用乃資本化作為資產之額外成本。出售或棄置資產所得溢利或虧損為出售資產所得款項及資產賬面值之差額，並在收益表中確認。

倘資產之可回收值低於其賬面值，則賬面值會減少以反映其減值。於釐定資產之可回收值時，預期將來之現金流量不會折讓至其現時價值。

本集團一向維持其酒店物業持續處於良好維修及保養狀態，並不時作出改善，致令酒店物業的剩餘價值至少與其賬面值相等，故董事認為無需為酒店物業計提折舊。維修及保養費用則於產生時自收益表中扣除。

其他在用之物業、機械及設備則按該等資產全面投入運作之日起估計可用年期並計入其估計剩餘價值後，以直線法撇銷資產之成本值，詳情如下：

資產類別	估計可用年期
契約土地	按土地契約年期
房產	50年或土地契約剩餘年期之較短者
其他資產	5至10年

發展物業

待發展或發展中之物業乃按成本扣除被確認耗損減值入賬。此等物業之成本值包括地價、發展費用和其他有關成本開支，以及（如適當）資本化財務費用。

存貨

存貨乃按成本或可變現淨值兩者較低值減值入賬。成本包括所有採購成本和使存貨達致現行地點及狀況所產生的其他開支並按先進先出法計算。可變現淨值乃於正常經營情況下按可預測之售價扣除估計完成之成本及銷售費用計算。

持作出售之物業

持作出售之物業乃按成本值（指土地成本及發展費用）及可變現淨值之較低者入賬。可變現淨值乃按管理階層根據當時之市場情況作出估計。

在建工程合約

如可肯定估計建築工程合約之結果，合約成本乃參考於結算日完成合約項目之階段，並按已產生之成本佔合約之估計成本總額之比例計算，在收益表中扣除。

如無法肯定建築工程合約之結果，則合約成本於其產生之期間確認為支出。

倘合約成本總額有可能超出合約收益總額，則預計之虧損即時確認為支出。

2. 主要會計政策(續)

如合約包括多項資產,而每項資產已獨立提交計劃、分別進行磋商、成本及收益均可獨立確定,則興建每項資產會被視為一份獨立合約。整批合約(同時或連續履行)於洽商時當作單一計劃,且相互間關係密切,以致構成一項帶來整體邊際利潤之單一項目,則被視為一份單一建築工程合約處理。

營業租賃

營業租賃指其資產擁有權之絕大部分風險及利益實歸予租賃人之租約,有關營業租賃之應收租金則分別按其租賃之年期按直線法計入收益表內。

外幣

以港幣以外之貨幣為單位之貨幣資產及負債乃按結算日之兑換率伸算為港幣。以港幣以外之貨幣交易則按交易日之兑換率折算為港幣。以外幣貸款融資在發展階段未完成之合資格資產,有關之匯兑差額若視作利息之調整,則該差額按本集團之會計政策資本化撥充為資產成本的一部分。其他匯兑收益及虧損乃撥入收益表處理。

於編製綜合賬目時,於香港以外地區成立之附屬公司、共同控制個體及聯營公司並以港元以外之貨幣結算之財務報告表乃按結算日之匯率換算。於綜合賬目時產生之所有換算差額乃撥入匯兑平衡儲備金處理。

税項

税項乃根據年內業績計算,並經就不必課税或不獲寬減項目作出調整。若干收入和開支項目在税務上和財務報告表內的確認時間有所不同,遂產生時間差異。因時間差異所引起之税務影響,若於可見將來成為負債或資產,則按負債法作出準備,於財務報告表內確認為遞延税項。

應付票據

無抵押之應付票據乃分開披露並視為負債。發行票據支出指發行票據之折讓及直接與發行票據有關之費用乃按照該票據之年期攤銷,令每期之支出與票據賬面值有一固定比率。

集團若於到期日前回購任何票據而獲得任何利益或虧損(即購入價與回購票據之本金及未清償之利息及有關之未攤銷發行票據支出)將計入收益表內。集團於應付票據之負債乃按扣除回購票據本金列出。

借貸成本資本化

為購買、建造或生產合資格資產(即需要一段頗長時間始能達至其擬定用途或出售之資產),其直接應計之借貸成本,包括項目融資成本,均撥充資本作為此等資產成本之一部分。當該等資產大致上已完成作其預計用途或銷售時,該等借貸成本便停止撥作資本。個別借貸於等待使用於有關合資格資產時用作暫時投資所賺取之投資收益於撥充資本之借貸成本中扣除。

項目融資成本指所有發生成本,包括安排費用、法律費用及其他有關成本,有關貸款之安排乃有意直接用於發展及建築可行之項目之融資成本,乃遞延及按貸款條款攤銷。

所有其餘借貸成本於發生時均確認為當期費用。

2. 主要會計政策（續）

現金等值物

現金等值物指自購入起於三個月內到期並可隨時兌換為已知現金金額之高度流通短期投資，惟須扣除自貸款日期起三個月內償還之銀行貸款。

收入確認

物業租賃

有關經營租約物業之租金收入按有關租約年期以直線基準確認。

酒店業務及管理

酒店業務及管理之收入在提供有關服務時予以確認。

建築及項目管理

當某項建造合約的成果能可靠地估計時，固定價格之建築合約之收入確認，乃以百份比完成法，按每項合約已產生成本及其估計全部成本之比例計算。合約工程更改，索償及獎金之計入以得客戶同意之數額為限。

當某項建造合約的成果能可靠地估計時，成本加值之合約之收入確認，為於當期已產生之可收回成本加可賺取之收費，按已產生成本及估計全部合約成本之比例計算。

當某項建造合約的成果不能可靠地估計時，只有那些已產生而能收回的合約成本，才確認為收入。

項目管理之收益，於提供有關服務及收取該費用之權利成立時予以確認。

物業代理及管理

提供物業代理及管理服務所得收益在提供有關服務時確認。

利息收入

銀行存款、其他墊款及基建項目投資之利息收入乃經參考剩餘本金並按時間基準及適用利率確認。

投資項目

出售投資項目所得收入於有關出售合約成為無條件時確認。

3. 營業額及貢獻

營業額乃指物業租金、酒店營運及管理收入、基建項目投資收入、建築及項目管理收入、物業代理及管理服務收入、銀行及其他利息收入。

本集團按各業務之營業額及貢獻載列如下：

	營業額		貢獻	
	2001 港幣千元	2000 港幣千元	2001 港幣千元	2000 港幣千元
物業租賃、代理及管理	369,964	360,787	234,975	223,475
酒店營運及管理	275,548	292,948	20,242	(14,687)
基建項目投資	531,466	444,031	490,523	412,356
建築及項目管理	517,608	406,424	9,482	(19,276)
財務投資－利息收入	53,552	62,692	53,552	62,692
其他業務	1,965	5,439	(261,984)	18,014
	1,750,103	1,572,321	546,790	682,574
減：未分配之行政費用			(50,366)	(54,557)
經營業務溢利			496,424	628,017

附註：

基建項目投資之營業額主要包括收取彼等項目公司之利息收入。其他業務之本年度貢獻包括一發展中酒店物業之減值虧損為港幣290,000,000元(二零零零年：無)。

本集團營業額及貢獻按地區分佈載列如下：

	營業額		貢獻	
	2001 港幣千元	2000 港幣千元	2001 港幣千元	2000 港幣千元
香港	1,132,465	1,051,354	221,436	168,057
中華人民共和國(「中國」)之其他地區	613,040	519,548	578,007	475,889
馬爾他共和國	—	—	(290,000)	—
其他地區	4,598	1,419	(13,019)	(15,929)
	1,750,103	1,572,321	496,424	628,017

4. 其他收入

	集團	
其他收入包括以下各項:	2001 港幣千元	2000 港幣千元
回購票據之溢利	22,791	15,335
匯兑收益	17,442	1,557

5. 減值虧損前之經營業務溢利

	集團 2001 港幣千元	集團 2000 港幣千元
減值虧損前之經營業務溢利已扣除（計入）下列各項：		
核數師酬金	4,457	4,193
物業、機械及設備之折舊	15,908	17,084
投資於共同控制個體之成本攤銷	36,543	31,676
應收貿易賬款呆賬準備	13,109	15,281
員工成本（包括董事酬金）	214,290	237,828
營業租賃房地產之租金收入扣除支出 港幣115,006,000元（二零零零年：港幣114,697,000元）	(245,699)	(237,822)

6. 財務成本

	集團 2001 港幣千元	集團 2000 港幣千元
利息：		
銀行貸款及透支	352,797	467,634
票據		
—須於五年內全數償還	154,917	153,358
—不須於五年內全數償還	313,630	315,198
須於五年內全數償還之其他貸款	30,890	22,363
須於五年內全數償還之保證金	27,296	34,657
利息總額	879,530	993,210
減：—共同控制個體承擔之數額	(126,456)	(253,643)
已撥作成本數額：		
—基建項目	(19,613)	(106,151)
—發展中物業	(7,424)	(4,806)
	726,037	628,610
發行票據支出之攤銷	17,260	17,148
其他財務成本	24,253	10,346
	767,550	656,104

7. 税項

	集團	
	2001 港幣千元	2000 港幣千元
税項已計入下列各項:		
本公司及附屬公司		
香港利得税		
一本年度準備	571	1,004
一上年度超額準備	(1,200)	(975)
其他地區税項		
一本年度準備	14,406	106
一上年度超額準備	(5,287)	(3,002)
	8,490	(2,867)
共同控制個體		
其他地區税項	9,457	14,225
聯營公司		
香港利得税	877	922
其他地區税項	7,685	7,905
	8,562	8,827
	26,509	20,185

香港利得税乃以本年度估計之應課税溢利按16%（二零零零年：16%）計算。本集團於其他地區經營之税項乃按該國所訂之税率計算。

因並無存在重大時間差異，遞延税項無需在財務報告表中反映。

由於出售投資物業所產生之溢利或虧損無須課税，故並無就該等資產而產生之重估值之增加或減少作出任何遞延税項撥備。因此，就遞延税項而言，估值盈餘並不構成時差。

8. 本年度淨溢利

本年度集團之淨溢利，其中包括港幣39,901,000元（二零零零年：港幣137,043,000元）已在本公司之財務報告表內處理。

9. 股息

	集團及公司	
	2001 港幣千元	2000 港幣千元
已派中期股息		
每股港幣5仙（二零零零年:每股港幣5仙）	43,799	43,799
擬派末期股息		
每股港幣7仙(二零零零年:每股港幣6仙)	61,319	52,559
	105,118	96,358

董事建議派發之末期股息每股港幣7仙（二零零零年：港幣6仙），尚待週年大會由股東通過。

10. 每股溢利

每股基本溢利乃根據本年度淨溢利港幣305,510,000元（二零零零年：港幣169,290,000元），並按年內已發行之875,982,121股（二零零零年：875,982,121股）普通股計算。

攤薄後之每股溢利並未列述乃由於本公司於呈報之兩年內並無潛在攤薄普通股。

11. 董事酬金及最高薪酬人士

(a) 董事酬金

	集團	
	2001 港幣千元	2000 港幣千元
董事袍金	410	400
底薪、津貼及其他實物福利	9,780	9,917
強積金之供款	22	—
	10,212	10,317

屬於下列酬金組別之董事數目分列如下：

	2001 董事人數	2000 董事人數
港元		
無 — 1,000,000	8	6
1,000,001 — 1,500,000	2	2
1,500,001 — 2,000,000	3	2
2,000,001 — 2,500,000	—	1
2,500,001 — 3,000,000	1	1

除已包括於上表所付予獨立非執行董事之袍金為港幣158,000元（二零零零年：港幣150,000元）外，並沒有其他已付或應付酬金予該等董事。

(b) 最高薪酬人士

本集團五名最高薪酬人士包括四名（二零零零年：四名）董事，其酬金已包括在上表內。其餘一名人士本年度之薪酬約港幣1,457,000元（二零零零年：港幣1,317,000元），包括底薪、津貼及其他實物福利為港幣1,450,000元（二零零零年：港幣1,317,000元）及強積金之供款為港幣7,000元（二零零零年：無）。

12. 投資物業

	集團 2001 港幣千元	集團 2000 港幣千元
投資物業按估值		
於年初	6,357,500	7,221,500
於年內增加	4,567	—
建築成本調整	(18,082)	—
重估增加(減少)	40,815	(864,000)
於年末	6,384,800	6,357,500

	2001 港幣千元	2000 港幣千元
本集團投資物業賬面淨值包括:		
香港土地及樓宇		
長期契約	3,270,000	3,320,000
中期契約	3,114,800	3,037,500
	6,384,800	6,357,500

本集團於二零零一年六月三十日持有之投資物業,乃根據一間獨立專業物業估值公司第一太平戴維斯(香港)有限公司以當日之公開市值作出重估,重估之增加已計入投資物業重估儲備金內(附註25)。

本集團投資物業賬面總值約港幣4,750,000,000元(二零零零年:港幣4,466,000,000元),於結算日以營業租賃契約租出。

13. 物業、機械及設備

	土地及樓宇 酒店物業 港幣千元	土地及樓宇 其他物業 港幣千元	發電廠 (附註b) 港幣千元	其他資產 港幣千元	總值 港幣千元
集團					
按成本值					
於二零零零年七月一日	495,911	31,094	2,303,407	387,409	3,217,821
增加	—	—	—	6,560	6,560
建築成本調整	(21,039)	—	—	—	(21,039)
出售/撇銷	—	—	—	(48,316)	(48,316)
於二零零一年六月三十日	474,872	31,094	2,303,407	345,653	3,155,026
折舊及耗損					
於二零零零年七月一日	—	6,968	1,703,348	353,259	2,063,575
本年度提撥	—	584	—	15,324	15,908
出售/撇銷時撇除	—	—	—	(43,442)	(43,442)
於二零零一年六月三十日	—	7,552	1,703,348	325,141	2,036,041
賬面淨值					
於二零零一年六月三十日	474,872	23,542	600,059	20,512	1,118,985
於二零零零年六月三十日	495,911	24,126	600,059	34,150	1,154,246

13. 物業、機械及設備(續)

附註:

(a) 本集團之土地及樓宇位於香港,並以中期契約持有。

(b) 在印尼共和國中爪哇之Tanjung Jati B發電廠項目暫時終止,該發電廠之成本包括支付以中期契約在印尼持有之土地約港幣146,000,000元(二零零零年:港幣146,000,000元)。發電廠部分地契並未轉予本集團。

14. 附屬公司權益

	公司	
	2001 港幣千元	2000 港幣千元
非上市股份		
按成本值扣除減值準備	162,103	120,712
按一九七二年董事之估值減已撇銷金額	12,245	12,245
	174,348	132,957
應收附屬公司之款項扣除減值準備	13,231,676	13,252,514
	13,406,024	13,385,471

主要附屬公司之資料詳列於附註35。

15. 共同控制個體權益

	集團	
	2001 港幣千元	2000 港幣千元
在中國之公路及物業項目		
非上市投資,按成本值	5,888,359	5,809,542
貸款予共同控制個體		
一由集團貸出	8,086,666	7,361,363
一由銀行融資	—	2,871,639
應佔收購後之儲備	342,523	375,569
減:列於流動資產內一年內到期之貸款(附註22)	—	(1,091,440)
累積攤銷	(123,612)	(87,069)
	14,193,936	15,239,604
在澳門之物業發展項目		
非上市投資,按成本值	4,850	4,850
應佔收購後之儲備	(41,911)	(1,937)
貸款予一共同控制個體	489,164	477,596
減:列於流動資產內一年內到期之貸款(附註22)	(77,176)	(39,703)
	374,927	440,806
	14,568,863	15,680,410

15. 共同控制個體權益（續）

	公司	
	2001 港幣千元	2000 港幣千元
貸款予一共同控制個體	107,037	96,670

附註:

於結算日時，主要共同控制個體之資料詳列如下:

(a) 廣東省高速公路項目

一附屬公司，合和中國發展（高速公路）有限公司，與廣東省公路建設公司達成合營企業合同及補充協議，由一間成立於中國名為廣深珠高速公路有限公司（「廣深珠高速公路」）之合營企業公司負責分三期進行興建、經營及管理位於中國廣東省之一項高速公路項目（「高速公路」）。每期項目發展之合作期均為三十年，由每期所興建之公路正式通車日起計算。於合作期屆滿，廣深珠高速公路於每期之所有不可移動資產及設備，將在無補償下撥歸中方合夥人所有。

高速公路第一期（「廣深高速公路」）

本集團享有廣深高速公路之公路經營溢利分佔比率，由營運期首十年為50%，其後十年為48%，最後十年為45%。由廣深高速公路完工日起計三十年期間，本集團有權分佔來自公路沿線及路段下之商業中心及店舖空間之租金及其他收入經扣除營運及財務支出後之80%。

廣深珠高速公路亦獲授若干位於廣深高速公路立交內之土地作為出售或出租之發展權，並獲豁免若干土地之地價。該等安排之詳細條款正待作出最終決議。

本集團向廣深珠高速公路注資之注冊資本及墊支款額，不包括轉借予廣深高速公路之銀行貸款，合共約港幣6,953,000,000元（二零零零年：港幣6,424,000,000元），其利息以商業借貸利率計算。此廣深高速公路已於一九九七年七月正式通車。

廣深珠高速公路之財務資料如下:

營運業績	截至六月三十日止年度	
	2001 人民幣千元	2000 人民幣千元
營業額	1,766,880	1,614,301
折舊	138,465	128,165
日常業務除稅前溢利	488,121	381,575
本集團所佔日常業務除稅前溢利	244,060	190,788

15. 共同控制個體權益（續）

(a) 廣東省高速公路項目（續）

資產及負債	於六月三十日結算	
	2001 人民幣千元	2000 人民幣千元
非流動資產		
一收費公路及其他資產	11,691,227	11,822,208
非流動負債		
一合營企業合夥人貸款及經一合營企業合夥人所借之銀行貸款	(6,757,736)	(8,153,245)
一由一合營企業合夥人注入之注冊資本	(744,963)	(745,805)
一其他遠期負債	(3,959,373)	(1,206,093)
流動資產	552,974	128,922
流動負債	(347,385)	(2,013,442)

高速公路第二期與第三期（「廣珠高速公路」）

該高速公路第二期及第三期之發展權及權益在不須支付任何金額下轉予另一附屬公司，合和廣珠高速公路發展有限公司（「合和廣珠高速公路」）。

根據合和廣珠高速公路與廣東省公路建設公司簽訂之合營企業合同，廣珠高速公路將會分三期，由一間將成立之共同控制個體負責發展。廣珠高速公路第一期合作期由共同控制個體獲發出營業牌照日起為期三十年；廣珠高速公路第二期及第三期合作期由有關建築期動工日起為期三十年。在第一期合作期內，合和廣珠高速公路有權分佔共同控制個體償還貸款後之50%經營盈餘。於合作期屆滿，共同控制個體之所有不可移動資產及設施，將在無補償下撥歸中方合夥人所有。廣珠高速公路第二期及第三期發展之詳細條款仍有待雙方協議。合營企業合同尚待有關的中國決策機構審批。

(b) 順德市公路系統項目

一附屬公司，合和順德道路有限公司（「合順」）與一中方合夥人已簽訂合營企業合同，由一間成立於中國名為順德市順合公路建設有限公司（「順德順合」）之合營企業公司負責興建及經營位於中國順德之一項公路系統。合作期由一九九三年八月二十三日起計為期三十三年，包括三年建設期及三十年營運期。本集團有權分佔順德順合經償還貸款及歸還注冊資本後之經營盈餘。該公路已於一九九六年八月正式通車。

年內，本集團以約港幣662,000,000元之總代價，出售集團所佔順德順合之25%權益及合順給予之部分墊支和有關利息，出售產生盈利約港幣382,000,000元。有關之出售完成後，集團於順德順合之權益減少至25%。

15. 共同控制個體權益（續）

(c) 廣州環城公路項目

一附屬公司，合和環穗公路（香港）有限公司，與一中方合夥人簽訂一合營企業合同，由一間成立於中國名為廣州東南西環高速公路有限公司（「廣州環城公路」）之合營企業公司負責興建、經營及管理廣州東南西環高速公路。合和環穗公路（香港）有限公司的權利和義務已轉讓予本集團另一附屬公司合和環穗公路有限公司（「合和環穗」）。合和環穗與長江基建集團有限公司之一附屬公司長建環穗公路有限公司（「長建環穗」），及中方夥伴已簽訂協議，根據該等協議，整項廣州東南西環高速公路之投資額為人民幣4,500,000,000元。合和環穗與長建環穗已同意各自投入人民幣2,000,000,000元，而中方夥伴亦已同意投入人民幣500,000,000元作為興建廣州環城公路之資金。該公路之合作期由二零零二年一月起為期三十年。

本集團享有廣州環城公路整個合作期內營運盈餘，首十年為45%，其後十年減至37.5%，餘下十年之合營期則減至32.5%。

(d) 順德105國道項目

一附屬公司，合和順德105公路有限公司，與中方夥伴簽訂合營企業合同，由一間成立於中國名為順德市順大公路有限公司（「順德順大」）之合營企業公司負責順德105公路之擴建及改造工程。合作期由一九九七年十二月三十一日起為期二十九年，包括三年建設期及二十六年營運期。本集團有權分佔順德順大經償還貸款及歸還注冊資本後之30%經營盈餘。該公路已於二零零一年正式通車。

(e) 深圳皇崗物業發展項目

一附屬公司，合和皇崗發展有限公司（「合和皇崗」）與中方夥伴已簽訂一合營企業合同，由一間成立於中國名為深圳皇和房地產開發有限公司（「深圳皇和」）之合營企業公司負責發展位於中國深圳皇崗若干物業。合作期截至二零四一年四月三十日止。本集團需投入深圳皇和74%的注冊資本，並享有深圳皇和經償還貸款和歸還注冊資本後之40%營運盈餘。

年內，合和皇崗與合作夥伴就出售深圳皇崗之權益達成協議，出售代價是根據本集團已投入合營公司之注冊資本、墊支及有關利息而計算，出售協議尚待有關的中國決策機構審批。

(f) 澳門物業發展項目

非上市投資乃指本集團持有氹仔新城市發展有限公司（「氹仔新城」）之50%權益，其為一在澳門成立及運作之有限公司，主要業務為物業發展。本集團已墊支予氹仔新城合共約港幣489,000,000元（二零零零年：港幣478,000,000元），其利息以商業貸款利率計算。

16. 聯營公司權益

	集團	
	2001 港幣千元	2000 港幣千元
應佔資產淨值	116,254	134,657
應收聯營公司之款項	2,323	684
	118,577	135,341

	公司	
	2001 港幣千元	2000 港幣千元
非上市股份及投資，按成本值	12,959	12,957
減：被確認之減值虧損	(2,750)	(2,750)
應收聯營公司之款項	1,951	—
	12,160	10,207

主要聯營公司之資料詳列於附註36。

17. 其他投資

	集團		公司	
	2001 港幣千元	2000 港幣千元	2001 港幣千元	2000 港幣千元
BERTS特許權（附註）				
發展費用，按成本值	5,313,000	5,313,000	—	—
減：被確認之減值虧損	(5,313,000)	(5,313,000)	—	—
	—	—	—	—
投資證券				
非上市股本投資，按成本值	131,110	134,244	3,000	3,000
減：被確認之減值虧損	(90,951)	(90,951)	—	—
	40,159	43,293	3,000	3,000
	40,159	43,293	3,000	3,000

附註：

一附屬公司合和泰國有限公司（「HTL」）與泰國運輸及通訊部（「MOTC」）及泰國國家鐵路局（「SRT」）訂立一份特許權協議，於曼谷市興建及經營高架公路及鐵路系統即曼谷高架公路及鐵路系統（「BERTS」），及於特許地段發展商業及住宅物業。本集團已收到由MOTC發出之特許權協議終止通告而HTL已提出反對。有關之資料詳列於附註34(b)。

18. 應收長期貸款

	集團	
	2001 港幣千元	2000 港幣千元
應收長期貸款	356,055	352,136
減：於一年內到期並列於流動資產之部分（附註22）	(17,912)	(16,387)
	338,143	335,749

19. 存貨

	集團	
	2001 港幣千元	2000 港幣千元
建築材料	359	1,662
酒店及酒樓存貨	9,958	10,493
	10,317	12,155

以上包括港幣359,000元（二零零零年：港幣1,662,000元）之存貨以可變現淨值列賬。

為數約港幣75,011,000元（二零零零年：港幣99,354,000元）之存貨成本於年內確認為支出。

20. 貿易及其他應收賬款

除應收之租金款項乃見票即付外，集團予其客戶應收款項之平均信貸期為十五至六十天。

於結算日之貿易及其他應收賬款分析如下：

	集團	
	2001 港幣千元	2000 港幣千元
應收賬款賬齡		
0-30天	81,910	124,819
31-60天	6,936	7,280
60天以上	7,685	105,882
應收保固金	34,023	26,672
	130,554	264,653

21. 就合約工程應收（付）客戶之款項

	集團	
	2001 港幣千元	2000 港幣千元
已產生之合約成本	593,848	502,895
已確認溢利減虧損	22,172	12,641
	616,020	515,536
減：已收及應收之進度款	(646,333)	(607,402)
	(30,313)	(91,866)
代表為：		
應收客戶之款項包括於流動資產內	4,520	—
應付客戶之款項包括於流動負債內	(34,833)	(91,866)
	(30,313)	(91,866)

於二零零一年六月三十日，客戶所持之保留款及合約工程收取客戶預付款分別約為港幣34,000,000元（二零零零年：港幣27,000,000元）及港幣9,000,000元（二零零零年：港幣9,000,000元）。

22. 應收長期貸款之即期部分

	集團	
	2001 港幣千元	2000 港幣千元
貸款之即期部分：		
貸款予一共同控制個體（附註15）	77,176	39,703
以銀行貸款融資轉借予		
一共同控制個體之貸款（附註15）	—	1,091,440
其他長期貸款（附註18）	17,912	16,387
	95,088	1,147,530

23. 貿易及其他應付賬款

於結算日之貿易及其他應付賬款分析如下：

	集團	
	2001 港幣千元	2000 港幣千元
應付賬款到期日		
0-30天	184,586	224,728
31-60天	171,378	178,545
60天以上	182,123	494,484
應付保固金	32,660	23,318
應付發展成本（附註）	685,033	696,884
	1,255,780	1,617,959

附註：

應付發展成本乃為集團之若干附屬公司就發展集團之海外基建項目所產生之建築及廠房設備成本，該等項目發展現已終止。附屬公司已擱置支付該等已逾期之發展成本，待就現時磋商討回有關項目投資成本之結果。

24. 股本

	集團及公司	
	股份數目 2001及2000 千股	面值 2001及2000 港幣千元
普通股每股面值港幣2.5元		
法定	1,200,000	3,000,000
已發行及繳足	875,982	2,189,955

本集團截至二零零一年六月三十日止兩年之股本並無變動。

25. 儲備金

	股本溢價 港幣千元	投資物業重估儲備金 港幣千元	資本儲備金 港幣千元	匯兑平衡儲備金 港幣千元	保留溢利 港幣千元	總數 港幣千元
集團						
於一九九九年七月一日	8,508,890	3,476,053	12,665	16,465	241,695	12,255,768
重估值減少	–	(864,000)	–	–	–	(864,000)
伸算附屬公司、共同控制個體及聯營公司財務報告表所引起兑換差額	–	–	–	1,813	–	1,813
應佔共同控制個體及聯營公司之儲備	–	–	–	(12,936)	–	(12,936)
出售附屬公司時儲備之實現	–	–	46	(943)	–	(897)
年度淨溢利	–	–	–	–	169,290	169,290
股息	–	–	–	–	(96,358)	(96,358)
於二零零零年六月三十日	8,508,890	2,612,053	12,711	4,399	314,627	11,452,680
重估值增加	–	40,815	–	–	–	40,815
伸算附屬公司、共同控制個體及聯營公司財務報告表所引起兑換差額	–	–	–	(8,843)	–	(8,843)
應佔共同控制個體及聯營公司之儲備	–	–	–	(31)	–	(31)
出售附屬公司及共同控制個體時儲備之實現	–	–	14	2,660	–	2,674
年度淨溢利	–	–	–	–	305,510	305,510
股息	–	–	–	–	(105,118)	(105,118)
於二零零一年六月三十日	8,508,890	2,652,868	12,725	(1,815)	515,019	11,687,687
公司						
於一九九九年七月一日	8,508,890	–	9,872	–	484,421	9,003,183
年度淨溢利	–	–	–	–	137,043	137,043
股息	–	–	–	–	(96,358)	(96,358)
於二零零零年六月三十日	8,508,890	–	9,872	–	525,106	9,043,868
年度淨溢利	–	–	–	–	39,901	39,901
股息	–	–	–	–	(105,118)	(105,118)
於二零零一年六月三十日	8,508,890	–	9,872	–	459,889	8,978,651
以上包括本集團應佔共同控制個體收購後之儲備如下：						
於二零零一年六月三十日	–	–	–	1,246	299,368	300,614
於二零零零年六月三十日	–	–	–	(1,063)	368,322	367,259
以上包括本集團應佔聯營公司收購後之儲備如下：						
於二零零一年六月三十日	–	25,273	–	24,185	53,706	103,164
於二零零零年六月三十日	–	25,273	–	24,216	72,082	121,571

於二零零一年六月三十日本公司之可供分派儲備金為保留溢利總數為港幣459,889,000元（二零零零年：港幣525,106,000元）。

26. 遠期貸款

	集團	
	2001 港幣千元	2000 港幣千元
無抵押之應付票據(附註)	4,408,847	4,523,178
有抵押之銀行貸款之償還期		
一年內	194,825	1,195,785
一年後，兩年內	448,625	2,020,389
兩年後，五年內	1,734,218	2,522,005
五年後	993,600	—
	3,371,268	5,738,179
其他無抵押之貸款之償還期		
兩年後，五年內	46,234	46,679
	7,826,349	10,308,036
減：歸入流動負債須於一年內償還之部分		
轉借予一共同控制個體之銀團貸款	—	(1,091,440)
其他銀行貸款	(194,825)	(104,345)
	(194,825)	(1,195,785)
	7,631,524	9,112,251

附註：

結餘代表

	集團	
	2001 港幣千元	2000 港幣千元
應付票據之本金		
兩年後，五年內償還	1,513,200	1,559,200
五年後償還	2,980,341	3,068,506
	4,493,541	4,627,706
減：未攤銷之發行票據支出	(84,694)	(104,528)
	4,408,847	4,523,178

由一附屬公司，廣深高速公路(控股)有限公司分別以本金之99.622%及99.349%發行價發行本金為200,000,000美元(「2004票據」)及本金為400,000,000美元(「2007票據」)之無抵押票據。2004票據及2007票據之年息分別按9⁷/₈%及10¹/₄%計算，於每年二月十五日及八月十五日每半年支付一次利息。

26. 遠期貸款（續）

除非票據根據條款提前贖回，否則2004票據及2007票據將於二零零四年八月十五日及二零零七年八月十五日分別以百分之百本金贖回。2004票據於到期日贖回。發行人有權選擇於二零零二年八月十五日或以後贖回部分或全部之2007票據，贖回金額及應計利息如下：

年份	贖回價格
2002	105.1250%
2003	102.5625%
2004及以後	100.0000%

於二零零一年六月三十日結欠之票據本金總值約美金593,600,000元（二零零零年：美金593,600,000元）。以上之集團負債已扣除集團於年內回購並持有至結算日之票據，其本金總值約美金17,500,000元（二零零零：無）。

27. 保證

	集團		公司	
	2001 港幣千元	2000 港幣千元	2001 港幣千元	2000 港幣千元
應付保證金（附註a）				
一年內償還	78,000	77,960	78,000	77,960
一年後，兩年內償還	78,000	77,960	78,000	77,960
兩年後，五年內償還	78,000	155,920	78,000	155,920
	234,000	311,840	234,000	311,840
其他保證撥備（附註b）	164,059	164,059	—	—
	398,059	475,899	234,000	311,840
減：歸入流動負債須於一年內償還之部分	(78,000)	(77,960)	(78,000)	(77,960)
	320,059	397,939	156,000	233,880

附註：

(a) 應付保證金按年息10%計算。該等保證之產生情況資料詳列於附註34(a)。

(b) 董事認為本集團於往年所作之其他保證撥備由結算日起一年內無須支付，故有關撥備被歸類為非流動負債。

28. 應付附屬公司之款項

應付附屬公司之款項均無抵押、不計利息及無固定還款期限。於二零零零年，該筆款項中約港幣38,065,000元以商業借貸利率計算利息，而其餘款項則不計利息。因由結算日起一年內將不要求歸還該等款項，故有關款項被歸類為非流動負債。

29. 應付聯營公司之款項

應付聯營公司之款項均為無抵押、不計利息及無固定還款期限。因由結算日起一年內將不要求歸還該等款項，故有關款項被歸類為非流動負債。

30. 日常業務除稅前溢利與經營業務產生之現金流入淨額之調節

	集團	
	2001 港幣千元	2000 港幣千元
日常業務除稅前溢利	335,526	195,210
應佔共同控制個體及聯營公司業績	(224,820)	(223,297)
來自共同控制個體之利息收入	(519,616)	(444,031)
利息開支減資本化款項及由共同控制個體所承擔之款項	726,037	628,610
票據發行費用攤銷	17,260	17,148
物業、機械及設備折舊	15,908	17,084
出售一共同控制個體之溢利	(381,832)	—
一發展中酒店物業之減值虧損	290,000	—
出售附屬公司之虧損	—	46
攤銷共同控制個體之投資成本	36,543	31,676
出售物業、機械及設備虧損	2,141	646
回購票據之溢利	(22,791)	(15,335)
存貨之減少	1,838	7,061
出售物業之減少	1,488	—
貿易及其他應收賬款、按金及預付款項之減少	138,417	84,910
貿易及其他應付款項、租務及其他按金之減少	(323,314)	(3,968)
就合約工程應收客戶之款項之（增加）減少	(4,520)	1,039
就合約工程應付客戶之款項之（減少）增加	(57,033)	53,812
經營業務產生之現金流入淨額	31,232	350,611

31. 年內融資變動分析

	保證 港幣千元	遠期貸款及不於三個月內到期之短期貸款* 港幣千元
一九九九年七月一日結餘	551,959	10,482,788
兌換調整	1,900	25,970
融資活動產生之現金（流出）流入	(77,960)	30,260
回購票據之溢利	—	(15,335)
票據發行費用於收益表中扣除	—	17,148
二零零零年六月三十日結餘	475,899	10,540,831
兌換調整	160	(4,068)
融資活動產生之現金流出淨額	(78,000)	(2,376,883)
回購票據之溢利	—	(22,791)
票據發行費用於收益表中扣除	—	17,260
二零零一年六月三十日結餘	398,059	8,154,349

	2001 港幣千元	2000 港幣千元
* 包括於:		
遠期貸款	7,826,349	10,308,036
短期銀行貸款	328,000	200,000
其他短期貸款	—	32,795
	8,154,349	10,540,831

32. 資產抵押及一附屬公司之股份認購權

(a) 本集團以參予基建項目之若干共同控制個體之投資作為抵押，向銀團取得約港幣1,190,000,000元（二零零零年：港幣4,112,000,000元）之貸款額，以作為本集團及其共同控制個體發展上述項目。

(b) 本集團以賬面總值約港幣7,186,000,000元（二零零零年：港幣7,204,000,000元）之若干物業、銀行按金及其他資產作為抵押，以取得本集團之其他信貸總額面值約達港幣2,934,000,000元（二零零零年：港幣2,908,000,000元）。於結算日，該等信貸額已被提用約達港幣2,765,000,000元（二零零零年：港幣2,614,000,000元）。

(c) 若干附屬公司結欠其控股公司為數共約港幣6,905,000,000元（二零零零年：港幣11,312,000,000元）之款項，其還款次序次於償還銀團借予本集團以資助該等附屬公司之發展項目之借款。

(d) 就一項提供本集團之信貸安排，本集團已以象徵式代價，授予借款人一認購權，可購入一附屬公司達5%之權益，該附屬公司乃一投資控股公司，旗下之公司主要於中國經營業務。該股份認購權只可於該附屬公司成功上市時以公開認購之價格行使。

33. 承擔項目

於結算日，本集團內之公司承擔項目茲列如下：

(a) 中國廣珠高速公路項目

如附註15(a)所述，一附屬公司透過一間將於中國成立之共同控制個體承諾發展廣珠高速公路項目。預計第一期的總發展費用約為人民幣1,680,000,000元，其中人民幣294,000,000元由本集團提供。直至結算日，本集團已投入發展費用約為人民幣134,000,000元（二零零零年：人民幣117,000,000元）。

(b) 中國廣州環城公路項目

如附註15(c)詳述，一附屬公司已透過一間於中國成立之共同控制個體承諾發展廣州東南西環高速公路。根據與長建環穗及中方合作夥伴簽訂之協議，該附屬公司同意就該項興建提供款項達人民幣2,000,000,000元，其中人民幣446,000,000元（二零零零年：人民幣486,000,000元）於結算日尚未提供。

(c) 印尼共和國之電廠項目

一附屬公司承諾發展於印尼之Tanjung Jati B發電廠。該項目之總發展成本估計約達港幣13,687,000,000元。直至結算日，已投入之發展費用及項目成本約達港幣3,163,000,000元（二零零零年：港幣3,163,000,000元）。本集團已向印尼電力公司P.T. PLN (Persero)發出屬於售電協議條款內所定義之不可抗力事件發生之通告。此項目之發展已暫時終止。

33. 承擔項目（續）

(d) 其他投資

(i) 一附屬公司同意向一共同控制個體提供資金達港幣800,000,000元作其物業發展項目用途。於結算日，該附屬公司已向該共同控制個體提供墊款約港幣489,000,000元（二零零零年：港幣478,000,000元）。另外，本集團應佔該共同控制個體之已訂約但未計提之物業發展費用，其數額約為港幣374,000元（二零零零年：港幣44,000,000元）。

(ii) 本集團通過其附屬公司已同意承諾發展位於中國東莞市麻涌之商住物業項目，惟仍須有關當局批准，以及／或仍有待正式項目協議之簽署及其條款之決定。

(e) 物業發展支出

	集團		公司	
	2001 港幣千元	2000 港幣千元	2001 港幣千元	2000 港幣千元
批准但未訂約	21,513	75,660	–	–
已訂約但未計提	66,519	37,166	–	–
	88,032	112,826	–	–

34. 或然事項

於結算日，有關之或然事項茲列如下：

(a) 出售亞洲電力

關於往年度本集團出售亞洲電力發展有限公司（「亞洲電力」）之權益，本集團與買家簽訂協議，訂明買家及其關連公司同意解除及放棄向本集團提出根據出售協議引致之索償。本集團亦同意解除及放棄向買家及其關連公司提出任何索償。本集團同意作出若干履約承擔及支付買家及其有關連公司於往年度已準備之保證金。

(b) 泰國運輸系統

泰國運輸及通訊部（「MOTC」）向HTL發出終止通告，終止與其訂立的特許權協議，並保留因終止協議所產生損失之索償權利。MOTC更發信欲沒收所有由HTL付予的特許權費及由一銀行替HTL發出為數約港幣86,000,000元之履行保證書。但政府因其終止特許權之行動受到爭議，未能成功沒收保證書金額。於一九九八年九月，MOTC對終止特許權協議加以證實，並申明會稍後通知HTL疑索償之金額。另一方面，HTL申辯特許權已在特許權協議條款以外下被MOTC充公或剝奪，並且向MOTC索償約1,000億泰銖及要求釋放前述之履行保證書。

34. 或然事項（續）

(c) 印尼共和國之Tanjung Jati B發電廠項目

一附屬公司，滑模工程有限公司，已向興建Tanjung Jati B發電廠之建築集團之若干成員，作出於本公司若干附屬公司為該集團之成員之履行合約和付款責任之擔保。

(d) 呂宋之基建項目

一前董事與其有關之公司採取法律行動，就於菲律賓呂宋建議中之基建項目所產生約港幣13,900,000元之費用追討賠償，及聲稱本公司已受合約限制需分配負責發展該項目之聯營公司之若干股份。本公司已就指控提出反駁，並有意作出強烈辯護。本公司董事尋求法律意見後，認為該指控並無依據，亦不會為集團帶來任何重大損失。

(e) 其他項目

一供應商向本公司之一附屬公司採取法律行動，指就於往年度興建一公路項目違反合約追討賠償約港幣23,000,000元。附屬公司有意作出強烈辯護。董事尋求法律意見後，認為該指控並無依據，亦不會為集團帶來任何重大損失。

(f) 其他反賠償承諾及擔保

	集團		公司	
	2001 港幣千元	2000 港幣千元	2001 港幣千元	2000 港幣千元
為若干建築工程項目發出履約保證書而作出之反賠償承諾	28,885	28,885	28,885	28,885
為附屬公司所取得之授信融資而作出擔保	–	–	3,994,554	3,422,254

35. 主要附屬公司

董事局認為若將所有附屬公司列出，篇幅冗長，故下文只概列主要影響本集團之業績、資產或負債之附屬公司之資料。除特別註明外，所有下列附屬公司均為私人公司，並主要於註冊地方經營，並且所有發行之股份均為普通股。所有附屬公司於年度內或年終時均無任何未償還之貸款資本。

公司名稱	已發行繳足股本	本公司所持已發行普通股股本面值之比例 直接 %	間接 %	主要業務
於香港註冊成立:				
Goldhill Investments Limited	2股每股面值港幣100元及60,600股每股面值港幣100元之無投票權遞延股	–	100	物業投資
合和中國發展（高速公路）有限公司(ii)	2股每股面值港幣1元及2股每股面值港幣1元之無投票權遞延股	–	97.5	高速公路項目投資
合和建築有限公司	200,000股每股面值港幣100元	–	100	建築、項目管理及投資控股
HH Finance Limited	100,000股每股面值港幣10元	100	–	融資貸款
合和食品有限公司	1,000,000股每股面值港幣1元	–	100	經營餐廳飲食
合和廣珠高速公路發展有限公司(ii)	2股每股面值港幣1元及2股每股面值港幣1元之無投票權遞延股	–	100	高速公路項目投資
合和屋宇有限公司	30,000股每股面值港幣100元	100	–	物業代理及投資控股
合和皇尚發展有限公司(ii)	2股每股面值港幣1元	–	100	物業投資
合和物業管理有限公司	2股每股面值港幣100元	100	–	大廈管理
合和順德道路有限公司(ii)	2股每股面值港幣1元	–	100	公路系統項目投資
合和滑模工程有限公司	2,000,000股每股面值港幣1元	–	100	專科工程承建商

35. 主要附屬公司（續）

公司名稱	已發行繳足股本	本公司所持已發行普通股股本面值之比例 直接 %	間接 %	主要業務
於香港註冊成立：（續）				
Hopewell 108 Limited	1,000股 每股面值港幣100元	–	100	物業投資
Hopewell 109 Limited	100股 每股面值港幣100元	100	–	投資控股
Hopewell 110 Limited	10,000股 每股面值港幣100元	–	100	物業投資及發展
國際展貿中心有限公司	2股每股面值港幣1元 及10,000股 每股面值港幣1元之 無投票權遞延股	–	100	物業投資及 管理一展貿中心
九龍悅來酒店有限公司	2股每股面值港幣100元 及20,000股 每股面值港幣100元之 無投票權遞延股	–	100	酒店持有及經營
樂富有限公司	52,000股 每股面值港幣100元	100	–	投資控股
美家酒店管理有限公司	3,000,000股 每股面值港幣1元	90	–	酒店管理及 投資控股
Parkgate Enterprises Limited	10,000股 每股面值港幣10元	–	100	物業投資
滑模工程有限公司	1,000,001股 每股面值港幣1元	–	100	建築、項目顧問 及投資控股
Wetherall Investments Limited	2股每股面值港幣1元及 2股每股面值港幣1元 之無投票權遞延股	–	100	物業投資及 投資控股
Yuba Company Limited	10,000股 每股面值港幣1元	–	100	物業投資
於澳門註冊成立：				
Slipform Engineering (Macau) Limited	500,000股 每股面值葡幣1元	–	100	土木及樓宇建築
於英屬處女群島註冊成立：				
Frederique Securities Limited (i)	1股每股面值1美元	100	–	財務投資
Goldvista Properties Limited (i)	1股每股面值1美元	–	100	物業投資

35. 主要附屬公司（續）

公司名稱	已發行繳足股本	本公司所持已發行普通股股本面值之比例 直接 %	間接 %	主要業務
於英屬處女群島註冊成立:（續）				
廣深高速公路（控股）有限公司 (i)	20,000股 每股面值1美元	–	97.5	投資控股
合和環穗公路有限公司(ii)	1股每股面值1美元	–	100	公路系統項目投資
Kammer Investment Limited (i)	1股每股面值1美元	100	–	投資控股
Primax Investment Limited (i)	1股每股面值1美元	100	–	投資控股
Procelain Properties Ltd. (i)	1股每股面值1美元	–	100	物業投資
Singway (B.V.I.) Company Limited (i)	1股每股面值1美元	–	100	物業投資
Tubanan Power Limited (i)	100股每股面值1美元	–	100	投資控股
怡盛國際有限公司(ii)	1股每股面值1美元	–	100	財務投資
於開曼群島註冊成立:				
Delta Roads Limited (i)	46,422股 每股面值港幣10元	–	100	投資控股
於泰國註冊成立:				
Hopewell (Thailand) Limited	1,500,000,000股 每股面值10泰銖	100	–	高架公路及鐵路系統項目投資
於馬爾他共和國註冊成立:				
Grand Hotel Excelsior Limited	50,000股每股面值LM1	–	100	發展及經營酒店
Slipform Engineering (Malta) Limited	10,000股每股面值LM1	–	100	項目管理及建築
於印度尼西亞註冊成立:				
P.T. Hi Power Tubanan I	2,200,000股 每股面值100美元 已供付金額合共 220,000,000美元	–	80	發展發電廠項目

附註:

(i) 主要於香港經營業務
(ii) 主要於中國其他地區經營業務

35. 主要附屬公司（續）

附註：*（續）*

無投票權遞延股實際上不附帶任何收取有關公司之股息或通告及出席其股東大會或投票之權利，亦無權於公司清盤時獲取任何分派。

上述附屬公司及其他並未列出之附屬公司之資料，將根據香港公司條例於即將送呈香港公司註冊處存案之本公司周年申報表內詳列。

36. 主要聯營公司資料

下述主要聯營公司之資料。除特別註明外，所有下列聯營公司均於香港註冊及營運。

公司名稱	本公司直接持有已發行股本面值之比例 %	主要業務
添麗有限公司(i)	46	物業投資
Manrose Limited	50	投資控股
新合成發展有限公司(i)及(ii)	20	經營酒店

附註：

(i) 採納十二月三十一日為財政年度結算日

(ii) 主要於中國經營業務

上述聯營公司及其他並未列出之聯營公司之資料，將根據香港公司條例於即將送呈香港公司註冊處存案之本公司周年申報表內詳列。

37. 財務報告表之批准

載於第43至79頁之財務報告表已於二零零一年九月十八日獲本公司董事會批准。

主要物業一覽表

A. 已落成投資物業及酒店物業（除非特別說明，物業乃長期租約）：

物業／土地	座落地點	用途	地塊面積（平方米）	總樓面面積（平方米）	本集團權益（%）
國際展貿中心（中期租約）	九龍九龍灣展貿徑1號	會議、展覽、食肆、陳列寫字樓及停車場	22,280	163,702*	100
合和中心	香港灣仔皇后大道東183號	商業、寫字樓及停車場	5,207	78,102*	100
悅來酒店（中期租約）	新界荃灣荃華街3號				
－商場及停車場		商場及停車場		22,689*	100
－酒店物業		酒店經營		49,073	100
			5,750	71,762	
荃威花園商場（中期租約）	新界荃灣安育路9號	商業	不適用	20,742	100
荃威花園停車場 125個車位（中期租約）	新界荃灣安育路9號	停車場	不適用	不適用	100
胡忠大廈停車場 80個車位（中期租約）	香港灣仔皇后大道東213號3字樓-5字樓	停車場	不適用	不適用	100
興偉中心22-24樓及V1-V15車位（中期租約）	香港香港仔田灣海旁道7號	工業、商業及停車場	不適用	7,551*	100

B. 持作待發展或發展中之投資物業：

物業／土地	座落地點	用途	地塊面積（平方米）	總樓面面積（平方米）	本集團權益（%）
Mega Tower Hotel	香港灣仔堅尼地道、厚豐里、船街	商業及酒店（計劃發展中）	6,836 #	171,343	100
皇后大道東196-206號	香港灣仔皇后大道東196-206號	待發展	464	不適用	100
城東大廈	香港灣仔皇后大道東214-224號	待發展	459	4,146*	100
三板街9-19號	香港灣仔三板街9-19號	待發展	623	不適用	100
濠景花園	澳門氹仔北面	住宅、商業、酒店／會議中心及停車場（第二期下層結構工程已完成）	175,729	973,203	50
Grand Hotel Excelsior	馬爾他共和國	酒店（重建中）	33,428	55,328	100

附註：

* 不包括車位之面積

該物業發展所需土地面積11,040平方米，其中6,836平方米之土地為本集團持有，另其餘4,204平方米之土地將主要通過與政府土地交換方式收購，惟尚未達成有關之補地價金額。

合和實業有限公司於1972年成立，在香港及國內建立鞏固的業務基礎。

本集團之業務分為基建投資、物業、酒店及食品營運、及建築項目。

本集團各項發展計劃皆建基於穩固之財務安排，並能掌握香港與國內之緊密整合。

邁進三十週年，本集團將致力鞏固業務，增強財務根基，拓展高質素項目。

Hopewell Holdings Limited
64th Floor, Hopewell Centre,
183 Queen's Road East,
Hong Kong
Tel: (852) 2528-4975
Fax: (852) 2861-2068
Web Page: www.hopewellholdings.com

合和實業有限公司
香港皇后大道東183號
合和中心64樓
電話：852 2528-4975
傳真：852 2861-2068
網址：www.hopewellholdings.com